

Notice of

2026
Annual Meeting

of Shareholders and Proxy Statement

Monday, May 4, 2026 at 10 a.m. ET

About Aflac Incorporated

Aflac Incorporated (the "Company"), through its subsidiaries, provides financial protection to our millions of policyholders and customers worldwide. The Company's principal business is supplemental health and life insurance products with the goal to provide customers the best value in supplemental insurance products in the United States (U.S.) and Japan. For more than seven decades, insurance policies of the Company's subsidiaries have given policyholders the opportunity to focus on recovery, not financial stress. In the U.S., Aflac is the number one provider of supplemental health insurance products.[1] Aflac Life Insurance Japan is the leading provider of cancer and medical insurance policies in force in Japan[2].

Our Long-Term Growth Strategy

Our strategy for growth in the U.S. and Japan has remained straightforward and consistent for many years. The Company develops relevant supplemental health insurance products offering financial protection from the rising out-of-pocket expenses associated with medical events that are not covered by the insureds' primary coverage. We also offer a complement of other voluntary and employer-paid health and life insurance products to fit the needs of our customers. Additionally, the Company aims to obtain more customers by selling where customers prefer to purchase protection, whether through an agent or broker, a distribution alliance, or directly to the consumer.



RELEVANT PRODUCTS — sold through → EXPANSIVE DISTRIBUTION — yields → CUSTOMERS

In this Proxy Statement, the terms "Company," "we," or "our" refer to Aflac Incorporated. The Company's insurance business consists of two reporting segments: Aflac Japan and Aflac U.S. The primary insurance subsidiary in the Aflac Japan segment is Aflac Life Insurance Japan Ltd. (ALIJ). Aflac U.S. includes the insurance subsidiaries American Family Life Assurance Company of Columbus (Aflac); Continental American Insurance Company, branded as Aflac Group Insurance; American Family Life Assurance Company of New York (Aflac New York); and Tier One Insurance Company; as well as Aflac Benefits Solutions, Inc. (ABS), which provides a platform for Aflac Dental and Vision in the U.S. The term "Aflac Global Investments" refers to the Company's asset management subsidiary, Aflac Asset Management LLC, and its management subsidiary in Japan, Aflac Asset Management Japan Ltd. Aflac Re Bermuda Ltd. (Aflac Re) is a Bermuda domiciled insurer that reinsures certain policies issued by ALIJ.

References to websites included in this Proxy Statement are provided solely for convenience purposes. Content on the websites, including content on our Company website, is not, and shall not be deemed to be, part of this Proxy Statement or incorporated herein or into any of our other filings with the Securities and Exchange Commission.

[1] LIMRA 2024 U.S. Supplemental Health Insurance Total Market Report
[2] As of March 31, 2025, Aflac estimates based on company data

Our Goal

To provide customers with the best value in supplemental insurance products in the United States and Japan.



NOTICE OF 2026 ANNUAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the Annual Meeting of Shareholders ("Annual Meeting") of Aflac Incorporated. This year's Annual Meeting will be held virtually.

You will be able to attend the Annual Meeting, vote, and submit your questions during the webcast. The Annual Meeting will be held for the following purposes, all of which are described in the accompanying Proxy Statement:

PROPOSAL 1 — **FOR**

To elect as Directors of the Company the eleven nominees named in the accompanying Proxy Statement to serve until the next Annual Meeting and until their successors are duly elected and qualified

Each of the eleven director nominees

→ See **page 10**

PROPOSAL 2 — **FOR**

To consider a non-binding advisory proposal on the Company's executive compensation ("Say-on-Pay")

→ See **page 36**

PROPOSAL 3 — **FOR**

To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026

→ See **page 74**

PROPOSAL 4 — **AGAINST**

To vote on the shareholder proposal described in the accompanying Proxy Statement, if properly presented at the meeting and not previously withdrawn.

→ See **page 80**

In addition, any other business properly presented may be acted upon at the meeting and at any adjournments or postponements of the meeting.

The accompanying proxy is solicited by the Company's Board of Directors on behalf of the Company. The Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2025, are enclosed.[1] The record date for determining which shareholders are entitled to vote at the Annual Meeting is February 24, 2026. Only shareholders of record at the close of business on that date, or their duly appointed proxies, will be entitled to vote at the Annual Meeting and any adjournment thereof. For more information on how to attend the virtual Annual Meeting, please see Appendix C of the Proxy Statement.

Your vote is important! Even if you expect to attend the virtual Annual Meeting, please vote in advance. If you attend the Annual Meeting online, you may revoke your proxy by submitting a vote during the Annual Meeting.

We are making the Proxy Statement and the form of proxy first available on or about March 19, 2026.

By order of the Board of Directors,



J. Matthew Loudermilk
Corporate Secretary
March 19, 2026
Columbus, Georgia

[1] Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held on May 4, 2026: This Proxy Statement and the Annual Report are available at proxyvote.com.

Logistics



DATE AND TIME
May 4, 2026
10:00 a.m. Eastern Time



VIRTUAL (ONLINE ONLY)
www.virtualshareholdermeeting.com/AFL2026 using your 16-digit control number included on your proxy card or notice



RECORD DATE
February 24, 2026

How to Vote

It is important that you vote your shares. We offer several easy and cost-effective voting methods for your convenience.



INTERNET
Visit www.proxyvote.com. You will need the 16-digit control number that appears on your proxy card or notice.



TELEPHONE
If your shares are held in the name of a broker, bank, or other nominee, follow the telephone voting instructions, if any, provided on your proxy card. If your shares are registered in your name, call 1-800-690-6903 and follow the telephone voting instructions. You will need the 16-digit control number that appears on your proxy card.



MAIL
If you received a full package by mail, complete and sign the proxy card and return it in the enclosed postage pre-paid envelope.



TABLET OR SMARTPHONE
Scan the QR code that appears on your proxy card or notice using your mobile device.

LETTER FROM THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

March 19, 2026

Dear Fellow Shareholders:

I am very proud that 2025 was yet another year in our seven-plus decade history that our management, employees and sales distribution teams pressed on as dedicated champions of our business to accomplish our goal: *providing the best value in supplemental insurance products in the United States and Japan.*

Reflecting on 2025, the Company proudly celebrated three notable milestones: the 70th year since our founding, the 30th anniversary of the Aflac Cancer and Blood Disorders Center of Children's Healthcare of Atlanta, and the 25th anniversary of the Aflac Duck. Each of these noteworthy achievements demonstrates the relevance and fortitude of the financial protection Aflac products help provide. But it's not the number of years that make a difference – it's the privilege of benefiting the lives of millions of people by delivering financial protection and peace of mind during some of the most difficult times of their lives.

It is important that we look back to learn, but looking ahead is what will yield our future. As the pioneer and leading insurer of supplemental cancer policies in the U.S. and Japan – and given that cancer impacts such a significant segment of the population in both countries – we understand that people look to Aflac to set the tone and build out an ecosystem of support in the U.S. and Japan. This purpose guided our 2025 efforts to prompt awareness and actionable prevention on numerous fronts. In the U.S., we strengthened our alliance with the American Cancer Society to help provide our policyholders with awareness of the support they have as they go through their treatment journey. In 2025, we also created *Check for Cancer*, Aflac U.S.'s powerful movement that uses a blue checkered pattern to remind Americans to "check" on what's important through cancer screening appointments. This is

especially vital given the recent increase in younger people diagnosed with this disease, underscored by the fact that early detection is still our best line of defense against cancer at any age. In Japan, we offer *Miraito*, our latest cancer policy launched in March 2025. With that product, we offer Yori-sou Cancer Consultation Support, a special value-added service through which customers can access unlimited consultations with a dedicated support team, including qualified nurses, who help them make informed treatment decisions.

Growth: While delivering value to our policyholders, the Company generated $3.6 billion in net earnings, or $6.82 per diluted share, in 2025. As a result, net earnings per diluted share declined 29.2%. Adjusted earnings per diluted share* were $7.49, the best year in history, and adjusted earnings per diluted share excluding the impact of foreign currency* were $7.46, which was a 3.5% increase year over year. While our financial results were strong, we are ever-cognizant of considering ways to evolve and improve our business.

In Japan, in addition to our successful March 2025 launch of *Miraito* that followed the restructuring of sales/marketing in Japan into multi-functional, agile teams around product lines, we repriced *Tsumitasu*, our innovative first sector product in September, as part of our effort to attract new and younger customers to our third sector policyholders while addressing their need for asset accumulation products. Then, in late December, we launched the new medical product *Anshin* Palette as we try to build momentum into 2026.

Strategic Capital Deployment: 2025 marked the 43rd consecutive year of dividend increases. We treasure our track record of dividend growth and remain

committed to extending it, supported by the strength of our capital and cash flows. Last quarter, the Board put us on a path to continue this record when it increased the first quarter 2026 dividend 5.2% to $0.61. Additionally, we have remained tactical in our approach to repurchasing shares, deploying $3.5 billion in capital to repurchase 33 million of our shares in 2025. Combined with dividends, this means we delivered $4.8 billion back to shareholders in 2025. At the same time, we have maintained our position among companies with the highest return on capital and lowest cost of capital in the industry.

We are privileged to be stewards of the trust and resources you, our owners, place in Aflac Incorporated. We thank you for your support. It is my pleasure to invite you to virtually attend the 2026 Annual Meeting of Shareholders on Monday, May 4, 2026, where you can learn more about Aflac Incorporated's recent business performance and strategy for the future.

I encourage you to review the proxy materials and Annual Report on Form 10-K. Then, please vote your shares, even if you plan to attend the virtual Annual Meeting. We want to be sure your shares and your viewpoints are represented.

Sincerely,



Daniel P. Amos

Daniel P. Amos
Chairman and
Chief Executive Officer

---

*   Adjusted earnings per diluted share and adjusted earnings per diluted share excluding foreign currency impact are not calculated in accordance with generally accepted accounting principles in the United States (GAAP). See Appendix A to this Proxy Statement for the definition of these non-GAAP measures and reconciliation to the most comparable GAAP financial measure.

LETTER FROM THE LEAD NON-MANAGEMENT DIRECTOR

March 19, 2026

Dear Fellow Shareholders:

It is a privilege to serve you, our shareholders, as Lead Non-Management Director, in conjunction with a distinguished and dedicated team of Directors. This team has incrementally built a valuable and diversified framework of reference from which we can draw. As Directors, we take seriously our responsibility to represent the interests of you, our shareholders. This letter highlights some of the key topics of oversight in 2025.

Risk Oversight: Our Board provided oversight of the more traditional risks for the industry and the Company, including those related to investments, products and capital. The Board's Audit and Risk Committee monitored cybersecurity risks, including through quarterly updates from senior officers. The Company and our Management team's preparedness activities allowed for a timely response to a June 2025 cybersecurity incident impacting a limited number of Company systems, with removal of the threat actors within hours. In addition, artificial intelligence ("AI") was a very frequent topic in our discussions in 2025 and remains so today. The Board has continued to oversee the Company's efforts on risk oversight through its quarterly updates.

Corporate Finance and Investments: The Aflac Global Investments team has built a high-quality, all-weather portfolio that we believe supports our promise to our policyholders no matter the economic environment. In 2025, our investment portfolio continued to benefit from our disciplined strategic asset allocation, which is refreshed every three years. Additionally, in 2025 the Capital Markets team enhanced the Company's liquidity and capital flexibility with the largest combined issuance in its history ($2 billion), with our first off-balance sheet, pre-capitalized trust securities, commonly referred to as P-Caps.

Strategic Initiatives: Looking ahead, we believe in the underlying strengths of the Company's business and potential for continued growth in Japan and the U.S. – two of the largest life insurance markets in the world. Management has worked hard to position the Company for opportunities and success as we work toward achieving long-term growth while also ensuring we deliver on our promise to policyholders. The Board continually works closely with management to help ensure the Company has updated processes in place that position us to pursue potential future opportunities, should the Company have an appetite, as we seek new ways to meet the needs of consumers.

Commitment to working The Aflac Way: The journey matters too. Most recently, Ethisphere recognized Aflac Incorporated as one of the World's Most Ethical Companies for the 20th consecutive year, meaning we remain the only insurance company in the world to receive this honor every year since it was first introduced in 2007. As a Director and a shareholder, I am proud to be connected with a company that not only consistently benefits its shareholders, but in doing so, receives positive recognition for the way in which it operates.

Shareholder Engagement: As Lead Non-Management Director, I will continue to engage with our investors, seek insight into their perspectives, and explore the viewpoints and positions of those who invest in our business. The Board looks forward to continuing its ongoing dialogue with investors and applying that feedback to help inform our decision making on strategic matters as they emerge. A shareholder proposal has been submitted this year, and the Company engaged with the proponent prior to the publication of the proxy statement.

We thank you for your support and the privilege of representing you as shareholders of Aflac Incorporated.

With these vital topics in mind, I encourage you to review the accompanying Proxy Statement and Annual Report on Form 10-K as well as Aflac Incorporated's most recent Business and Sustainability Report, and to vote before our virtual Annual Meeting on May 4, 2026.

It is my pleasure, and my privilege, to serve on Aflac Incorporated's Board. I can assure you, your Board is committed to serving you and ensuring your Company upholds our promises to our customers.

Sincerely,

W. Paul Bowers
Lead Non-Management Director

TABLE OF CONTENTS

2025 BUSINESS HIGHLIGHTS



In 2025, the Company delivered strong operating results.

NET EARNINGS

$3.6B
(33.0)%▼

EARNINGS PER DILUTED SHARE (EPS)

$6.82
(29.2)%▼

RETURN ON EQUITY (ROE)

13.1%

ADJUSTED EARNINGS EX-FX[1]

$4.0B
(2.0)%▼

ADJUSTED EPS EX-FX[1]

$7.46
3.5%▲

ADJUSTED RETURN ON EQUITY (AROE) EX-FX[1]

17.5%

NEW ANNUALIZED PREMIUM SALES[2] - AFLAC JAPAN (IN YEN)

16.0%▲

NEW ANNUALIZED PREMIUM SALES[2] - AFLAC U.S.

3.0%▲

CASH DIVIDEND

16.0%▲

REPURCHASED SHARES

$3.5B

3-YEAR TOTAL SHAREHOLDER RETURN ("TSR")

63.8%

[1] Adjusted earnings, excluding foreign currency impact ("Adjusted Earnings ex-FX"); adjusted earnings per diluted share, excluding foreign currency impact ("Adjusted EPS ex-FX"); and AROE, excluding foreign currency impact ("AROE ex-FX"), are not calculated in accordance with generally accepted accounting principles in the United States (GAAP). See Appendix A to this Proxy Statement for definitions of these non-GAAP measures and reconciliations to the most comparable GAAP financial measures.

[2] As discussed in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's 2025 Annual Report on Form 10-K.

For more complete information regarding the Company's 2025 performance, please review the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

VOTING ROADMAP

PROPOSAL 1

Election of Directors

Each Director stands for election annually. The following provides summary information about the nominees, all of whom are named in this Proxy Statement. Our Board believes it is appropriate to maintain a balance of longer tenured members, who bring stability and valuable Company-specific knowledge with a historical perspective, and newer members, who bring fresh viewpoints and new ideas.

 **The Board of Directors recommends a vote FOR each of the eleven nominees named in this proxy statement.**

 See **page 10**

PROPOSAL 2

Executive Compensation ("Say-on-Pay")

We are committed to achieving a high level of total return for our shareholders and believe our executive compensation program is designed to strongly link executive pay to Company performance. From the end of August 1990, when Daniel P. Amos was appointed the Chief Executive Officer (CEO), through December 31, 2025, the Company's total return to shareholders, including reinvested cash dividends, has exceeded **21,594%**, compared with 4,123% for the Dow Jones Industrial Average, 4,223% for the S&P 500 Index, and 1,916% for the S&P 500 Life & Health Insurance Index over the same period.

 **The Board of Directors recommends a vote FOR our executive compensation program.**

 See **page 36**

PROPOSAL 3

Ratification of Auditors

In February 2026, the Audit and Risk Committee voted to appoint KPMG LLP, an independent registered public accounting firm, to perform the annual audit of the Company's consolidated financial statements for fiscal year 2026, subject to ratification by its shareholders.

 **The Board of Directors and the Audit and Risk Committee recommend a vote FOR the ratification of the selection of KPMG LLP.**

 See **page 74**

SHAREHOLDER PROPOSAL

Proposal 4 - Independent Board Chairman

 **The Board of Directors recommends a vote AGAINST this shareholder proposal.**

 See **page 80**

Please read the entire Proxy Statement before voting.

This Proxy Statement and the accompanying proxy were first sent or made available to shareholders on or about March 19, 2026.

Director Nominees Summary



DANIEL P. AMOS, 74
Chairman and Chief Executive Officer, Aflac Incorporated

Director Since **1983**

Committees: **E, FI**



IND

Lead Non-Management Director

W. PAUL BOWERS, 69
Retired Chairman and Chief Executive Officer, Georgia Power Co.

Director Since **2013**

Committees: **AR*, CD, CSR, E**



IND

ARTHUR R. COLLINS, 66
Founder and Chairman of theGROUP

Director Since **2022**

Committees: **CG, CSR**



IND

MICHAEL A. FORRESTER, 58
Former Chief Executive Officer of Copper Rock Capital Partners

Director Since **2025**

Committee: **FI**



IND

MIWAKO HOSODA, 56
Professor, Seisa University

Director Since **2023**

Committees: **CSR**



IND

THOMAS J. KENNY, 62
Former Partner and Co-Head of Global Fixed Income, Goldman Sachs Asset Management

Director Since **2015**

Committees: **CD, CSR, FI**



IND

GEORGETTE D. KISER, 58
Former Managing Director and Chief Information Officer, The Carlyle Group

Director Since **2019**

Committees: **AR*, C**



IND

KAROLE F. LLOYD, 67
Certified Public Accountant and retired Ernst & Young LLP audit partner

Director Since **2017**

Committees: **AR*, CD, E, FI**



IND

NOBUCHIKA MORI, 69
Representative Director, Japan Financial and Economic Research Co. Ltd.

Director Since **2020**

Committees: **CG, FI**



IND

JOSEPH L. MOSKOWITZ, 72
Retired Executive Vice President, Primerica, Inc.

Director Since **2015**

Committees: **AR*, C, CD, E**



IND

KATHERINE T. ROHRER, 72
Vice Provost Emeritus, Princeton University

Director Since **2017**

Committees: **C, CG, E**

Committee Key

AR Audit & Risk	**C** Compensation	**CD** Corporate Development	**CG** Corporate Governance
CSR Corporate Social Responsibility & Sustainability	**E** Executive	**FI** Finance & Investment	● Chair
IND **Independent**	* Financial Expert		



Backgrounds, Skills, and Experiences

2026 all Director nominees (11):

36%
Current or Former CEO


27%
Marketing and Public Relations


45%
Japanese Market Expertise


91%
Investment and Financial Expertise


100%
Operations Experience


100%
Regulatory and Risk Management Experience


54%
Industry Experience


18%
Public Health Experience


45%
Digital/Cybersecurity


Independence

2026 all Director nominees (11):

91%
Independent


Tenure

2026 Independent Director nominees (10):



 **2 Directors**
0-3 Years

 **3 Directors**
4-7 Years

 **5 Directors**
8+ Years

Demographics

6 of 10

Independent Director Nominees are people of color and/or women

Corporate Governance Highlights

- ✔ Annual director elections
- ✔ Majority vote standard for director elections
- ✔ Independent Lead Non-Management Director
- ✔ Active and responsive shareholder engagement process
- ✔ Annual Board evaluations, including individual director interviews

- ✔ Shareholder ability to call special meetings
- ✔ Shareholder right of proxy access
- ✔ Robust CEO succession planning process
- ✔ Mandatory Independent Director retirement age

Executive Compensation Highlights

Our executive compensation philosophy is to provide pay that is aligned with the Company's results. We believe this is the most effective method for creating shareholder value and it has played a significant role in making the Company an industry leader. Our executive compensation program is designed to align pay and performance, generally targets market median positioning, and delivers the majority of direct compensation through performance-based elements. This helps ensure proper alignment with our shareholders and ties compensation for named executive officers (NEOs) to the Company's performance on key financial and strategic metrics.

The Company's executive compensation program reflects our corporate governance best practices principles:

Independent Oversight	• The Board's independent Compensation Committee oversees the program. • The Compensation Committee retains an independent compensation consultant that reports only to that Committee. • The independent compensation consultant briefs the full Board annually on CEO pay and performance alignment.
Shareholder Alignment	• All employees are prohibited from hedging Company stock. • Officers and Directors may not pledge the Company's stock or, unless approved by the Compensation Committee, enter into 10b5-1 plans. • We do not provide change-in-control excise tax gross-ups. • All employment agreements contain double trigger change-in-control requirements.
Long-Standing Commitment	• We have had a clawback policy **since 2007**, which was recently revised to exceed current regulatory requirements through inclusion of additional triggers for recoupment. • We were the **first public company in the U.S.** to voluntarily provide shareholders with a Say-on-Pay vote – **three years before** such votes became mandatory. • Executive officers and Directors have been subject to stock ownership guidelines **since 1998.**

2025 Executive Compensation

The total target direct compensation mix for 2025 for (1) our CEO and (2) the average of our other NEOs is illustrated in the following charts and reflects the performance-based nature of our compensation program:



CEO TARGET COMPENSATION MIX

91% Performance-based

- 9% Base Salary
- 22% Management Incentive Plan
- 69% Long-Term Incentive



OTHER NEOs AVERAGE TARGET COMPENSATION MIX

83% Performance-based

- 17% Base Salary
- 29% Management Incentive Plan
- 54% Long-Term Incentive

Recent Say-On-Pay Votes

We are pleased that our named executive compensation program received the voting support of over 96% of our shareholders in 2025, in line with the high support we have received over the past five years. We believe this continued support reflects positively on our executive compensation program, which links compensation metrics to our business strategy while incorporating feedback received from our shareholders. We work hard to implement best practices in executive compensation while staying focused on performance-based program elements that align with shareholder interests. We will continue to review our compensation program each year to determine if additional changes are warranted.



2025 SAY-ON-PAY SUPPORT

96.6%

FIVE-YEAR AVERAGE SAY-ON-PAY SUPPORT

96.4%

→ Learn more in the **Compensation Discussion & Analysis**

CORPORATE GOVERNANCE MATTERS



PROPOSAL 1

Election of Directors

Each Director stands for election annually. The Directors up for election at the Annual Meeting are named in this Proxy Statement. The following provides summary information about the nominees. Our Board believes it is appropriate to maintain a balance of longer tenured members, who bring stability and valuable Company-specific knowledge with a historical perspective, and newer members, who bring fresh viewpoints and new ideas.

The Board of Directors recommends a vote FOR each of the eleven nominees named in this Proxy Statement.

The Company proposes that the eleven individuals named in this Proxy Statement be elected to the Board. These individuals have been nominated by the Board's Corporate Governance Committee. If elected, they are willing to and expected to serve for a one-year term expiring at our 2027 Annual Meeting of Shareholders. Each Director will hold office until his or her successor has been elected and qualified or until the Director's earlier death, resignation, or removal. The people named in the accompanying proxy (or their substitutes) will vote to elect these nominees unless specifically instructed to the contrary. However, if any nominee becomes unable or unwilling to serve or is otherwise unavailable for election, the people named in the proxy (or their substitutes) will have discretionary authority to vote or to refrain from voting on any substitute nominee. The Board has no reason to believe that any of the nominees will be unable or unwilling to serve if elected.

All of the nominees are currently members of our Board.

We expect all of our Directors to have a demonstrated ability to make a meaningful contribution to the Board's oversight of the business and affairs of the Company. As shown below and on the following pages, our nominees have a range of skills and experience in areas that are critical to our industry and our operations.

Board Composition

Director Nominees

Daniel P. Amos

CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF AFLAC INCORPORATED



AGE	DIRECTOR SINCE	COMMITTEES
74	1983	E FI

- Chief Executive Officer of Aflac Incorporated and Aflac since 1990
  - Chairman of Aflac Incorporated and Aflac since 2001
  - President of Aflac from July 2017 to May 2018
  - President of Aflac Incorporated from January 2024 to January 2025 and from February 2018 through December 2019

Notable Experience Aligned with Our Strategy and Key Board Contributions

Mr. Amos is the longest-serving CEO in the FORTUNE 250, having led Aflac Incorporated in this role for more than 35 years. His experience at Aflac Incorporated provides invaluable expertise and insights to both the leadership team and the Board on how to effectively execute strategic priorities in unpredictable macroeconomic and competitive environments. His experience and approach help him deliver insightful expertise and guidance to the Board on topics relating to corporate governance, people management, and risk management.

Mr. Amos has appeared five times on *Institutional Investor* magazine's lists of America's Best CEOs for the insurance category, has been recognized as one of the 100 Best-Performing CEOs in the World by the *Harvard Business Review* five times, and has received a Lifetime Achievement Award for his dedication to corporate responsibility by *CR Magazine*. In 2023, he was inducted by the Georgia Historical Society and the Office of the Governor as a Georgia Trustee for exemplifying the highest standard of "Not for Self, but for Others" in his life and career.

Public Company Boards

- Synovus Financial Corp. *(2001-2011)*
- Southern Company *(2000-2006)*

W. Paul Bowers

RETIRED CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF GEORGIA POWER CO.

LEAD NON-MANAGEMENT DIRECTOR



IND

AGE	DIRECTOR SINCE	COMMITTEES
69	2013	AR* CD CSR E

- Retired as chairman and chief executive officer of Georgia Power, the largest subsidiary of Southern Company, a gas and electricity utility holding company, on July 1, 2021, a position that he held since 2011
  - President of Georgia Power from 2011 until November 2020
- Chief financial officer of Southern Company from 2008 to 2010
  - Served in various senior executive positions across Southern Company in Southern Company Generation, Southern Power, and the company's former U.K. subsidiary, where he was president and chief executive officer of South Western Electricity LLC/Western Power Distribution

Notable Experience Aligned with Our Strategy and Key Board Contributions

Mr. Bowers brings to the Board a valuable and unique perspective from his considerable financial knowledge, national and international business experience operating in a highly regulated industry, expertise in corporate development, and management of the evolving risks associated with cybersecurity.

Public Company Boards

- Chair, Exelon Corporation *(since 2021, Chair since 2025)*
  - Audit Committee *(since 2022, Chair since 2023)*
  - Corporate Governance Committee *(since 2022)*

Other Board or Leadership Positions, Professional Memberships or Awards

- Brand Industrial Holding, Inc. *(since 2019)*
  - Audit Committee Chair *(since 2019)*
- Chair, Atlanta Committee for Progress *(2016)*
- Nuclear Electric Insurance Ltd. *(since 2009)*; Chairman *(2017-2019)*
- Board of Regents of the University System of Georgia *(2014-2018)*
- Federal Reserve Bank of Atlanta's Energy Policy Council *(2008-2018)*







LEGEND:

* Financial Expert • **AR** Audit and Risk • **C** Compensation • **CD** Corporate Development • **CG** Corporate Governance

CSR Corporate Social Responsibility and Sustainability • **E** Executive • **FI** Finance and Investment • IND Independent • Chair • Member

12 AFLAC INCORPORATED CORPORATE GOVERNANCE MATTERS

Arthur R. Collins

FOUNDER AND CHAIRMAN OF theGROUP



IND

AGE	DIRECTOR SINCE	COMMITTEES
66	2022	CG CSR

- Founder and Chairman of theGROUP, a government relations and strategic communications consulting firm, since 2011
- Chairman and CEO of Public Private Partnership, Inc., which he established, from 1989 to 2011
- Experienced and trusted strategic advisor to corporate leaders and domestic and foreign governments with concentrations in real estate, healthcare, and global public policy
- Additional areas of expertise include financial services, trade, energy, information technology, consumer products, agriculture, transportation, manufacturing, and national security

Notable Experience Aligned with Our Strategy and Key Board Contributions

Mr. Collins has more than 30 years of experience as a trusted advisor and strategist providing counsel to corporate leaders, heads of state and their governments, and non-profit executives and their boards. He brings his expertise in governmental affairs and regulatory matters and provides our Board with the relevant skills and perspective to effectively navigate the challenges of the regulatory and geopolitical environments and continue to execute our strategic priorities.

Public Company Boards

- KB Home *(since 2020)*
  - Nominating and Corporate Governance Committee *(since 2023)*
  - Management Development and Compensation Committee *(since 2022)*
- RLJ Lodging Trust *(since 2016)*
  - Compensation, Nominating and Corporate Governance Committees *(since 2016)*

Other Board or Leadership Positions, Professional Memberships or Awards

- Member, Council on Foreign Relations *(since 2023)*
- Member, Ford's Theatre Board of Trustees *(since 2023)*
- Member, Smithsonian's National Museum of Asian Art Board of Trustees *(since 2022)*
- Vice Chair, Brookings Institution Board of Trustees *(2014-2023)*
- Member, Economic Club of Washington, D.C. *(since 2012)*
- Chairman, Morehouse School of Medicine Board of Trustees *(since 2009)*
- Member, Meridian International Center Board of Trustees *(2009-2017)*
- Chairman, Florida A&M University Board of Trustees *(2001-2003)*

Michael A. Forrester

FORMER CEO OF COPPER ROCK CAPITAL PARTNERS



IND

AGE	DIRECTOR SINCE	COMMITTEES
58	2025	FI

- CEO of Copper Rock Capital Partners from 2014 to 2021
  - Responsible for leading all aspects of a $7+ billion investment management firm, including: business strategy, operations, marketing, human resources, finance, systems, compliance, and risk management.
- COO of Copper Rock Capital Partners from 2007 to 2013
  - Provided leadership and execution of growth strategy for targeting new investment management teams.
  - Responsible for oversight and launching of multiple new global investment strategies.
  - Implementation of new risk management, trade cost analysis and portfolio accounting systems.
  - Managed overall financial plans and practices, including budgeting, profit and loss, accounting, tax, audit and strategic growth strategy for the firm.

Notable Experience Aligned with Our Strategy and Key Board Contributions

Mr. Forrester has over 30 years of wide-ranging experience in the investment management industry combined with more than 20 years of both corporate and mutual fund board experience. His extensive leadership, investment management knowledge, accounting and finance acumen as well as experience gathered on company boards infuses the Board with valuable perspective and insights related to capital allocation decision-making and the evaluation of potential strategic transactions that drive long-term shareholder value.

Other Board or Leadership Positions, Professional Memberships or Awards

- Nuveen Funds (a TIAA Company) *(since 2024)*
  - Investments Committee *(since 2024)*
  - Compliance Committee (since *2024*)
  - Open-End Funds Committee; Chair *(since 2024)*
- TIAA-CREF Funds *(2007-2023)*
  - Investments Committee (*2013-2023*)
  - Operations Committee (*2008-2013; 2016-2022*)
  - Nominating and Governance Committee *(2011-2023; Chair 2017-2023)*
  - Audit and Compliance Committee *(2007; 2014-2015; 2022-2023)*
  - Corporate Governance and Social Responsibility Committee *(2007-2016)*
- Investment Company Institute's Independent Directors Council for independent fund board directors *(since 2020)*
  - IDC Governing Council *(since 2020)*
  - Governance Committee *(since 2025*)

LEGEND:

* Financial Expert • **AR** Audit and Risk • **C** Compensation • **CD** Corporate Development • **CG** Corporate Governance

CSR Corporate Social Responsibility and Sustainability • **E** Executive • **FI** Finance and Investment • IND Independent • Chair • Member







Miwako Hosoda

PROFESSOR, SEISA UNIVERSITY



IND

AGE	DIRECTOR SINCE	COMMITTEES
56	2023	**CSR**

- Professor, Seisa University, Faculty of Life Network Science from 2012 to present
  - Vice President from 2013 to 2021
- Project researcher, University of Tokyo, Institute of Medical Science from 2023 to present
- Research fellow, Harvard T.H. Chan School of Public Health
  - Abe Fellow in the Department of Society, Human Development and Health from 2010 to 2012
  - Takemi Fellow in the Department of Global Health and Population, The Takemi Program in International Health from 2008 to 2010
- Associate, Columbia University, Mailman School of Public Health, Department of Sociomedical Sciences from 2005 to 2008
- Research Fellow, Japan Society for the Promotion of Science from 2002 to 2005

Notable Experience Aligned with Our Strategy and Key Board Contributions

Dr. Hosoda brings over 30 years of extensive experience and expertise in the field of sociology of health. Her research on the social aspects of healthcare, collaborative efforts among welfare, education, and medical sectors for complex health problem-solving, and patient community engagement. These areas include a wide range of topics such as international comparisons of health governance, peer support among individuals with illnesses or disabilities, practical implementation of community care, and digitization and AI usage in healthcare and its risks. In addition to her primary interests, Dr. Hosoda is also an expert in public health, bioethics, social welfare, and environmental science. Her interdisciplinary expertise provides our Board with a profound technical understanding of our customer's needs and priorities in the Japanese public health sector.

Other Board or Leadership Positions, Professional Memberships or Awards

- Board of Directors, The University of Tokyo, New York Office, Inc. *(since 2023)*
- Board of Directors, Brain Injury Caring Communities Society *(2017-2020)*, President *(since 2023)*
- Representative Director, Inclusive Action For All *(since 2020)*
- Vice president, Asia Pacific Sociological Association *(since 2021)*; President *(2017-2020)*
- Board of Trustees, The Japanese Foundation for Cancer Research *(2015-2021)*

Thomas J. Kenny

FORMER PARTNER AND CO-HEAD OF GLOBAL FIXED INCOME, GOLDMAN SACHS ASSET MANAGEMENT



IND

AGE	DIRECTOR SINCE	COMMITTEES
62	2015	**CD** **CSR** **FI**

- Nuveen Funds (a TIAA Company) since January 2024
- Held a variety of leadership positions at Goldman Sachs for twelve years, most recently serving as partner and advisory director
  - Served as co-head of the Global Cash and Fixed Income Portfolio team at Goldman Sachs Asset Management, where he was responsible for overseeing the management of more than $600 billion in assets across multiple strategies with teams in London, Tokyo, and New York
- Spent thirteen years at Franklin Templeton
- CFA charter holder

Notable Experience Aligned with Our Strategy and Key Board Contributions

Mr. Kenny has extensive experience in asset and investment management and, specifically, portfolio solutions for insurance companies. His significant accounting and finance knowledge, as well as experience from serving in leadership roles on several company boards, provides the Board with valuable insight and expertise that supports our capital allocation decision-making and the evaluation of potential strategic transactions that drive long-term shareholder value.

Other Board or Leadership Positions, Professional Memberships or Awards

- Apeel Sciences *(since 2025)*
- Nuveen Funds (a TIAA Company)*:*
  - Co-Chair *(2024)*
  - Closed-End Funds Committee *(since 2025)*
  - Dividend Committee *(since 2025)*
  - Executive Committee, Chair *(since 2024)*
  - Investment Committee *(since 2024)*
  - Compliance Committee *(since 2024)*
  - Nomination and Governance Committee *(since 2024)*
  - Open-End Funds Committee *(2024)*
- ParentSquare *(since 2021)*
- TIAA-CREF Board of Trustees, Chairman *(2017-2023)*
- TIAA-CREF Fund Complex:
  - Executive Committee, Chair *(2017-2023)*
  - Investment Committee *(2011-2023)*
  - Audit and Compliance Committee *(2018-2023)*
  - Nominating and Governance Committee *(2017-2023)*
  - Ad Hoc CREF Special Projects Committee *(2020-2023)*

 

Georgette D. Kiser

FORMER MANAGING DIRECTOR AND CHIEF INFORMATION OFFICER, THE CARLYLE GROUP



IND

AGE	DIRECTOR SINCE	COMMITTEES
58	2019	AR* C

- Operating executive/independent advisor who helps lead due diligence and technical strategies across various private equity and venture capital firms
- Former managing director and chief information officer at The Carlyle Group, where she was responsible for leading the firm's global technology and solutions organization from February 2015 until May 2019
  - Advised Carlyle professionals through the investment process, from sourcing deals, conducting diligence, managing companies and exiting transactions
  - Helped set IT strategy for Carlyle Portfolio companies and drives IT/digital diligence and advisory efforts.
  - Developed and drove information technology strategies across the global enterprise, which includes the firm's application development, data, digital, infrastructure, cybersecurity, and program management and outsourcing activities
- Led teams that provided creative solutions for investment front office, trading, and back-office operations at T. Rowe Price
- Worked for General Electric within their aerospace unit

Notable Experience Aligned with Our Strategy and Key Board Contributions

Ms. Kiser brings to the Board her extensive experience that she has developed over her three-plus decade career through successfully developing and leading talented teams to deliver decision support systems and technical solutions, including cybersecurity, for financial services firms. She has consistently been recognized for bringing credibility to solutions and technical organizations in addition to building strong business partnerships, leveraging human and technical resources, implementing investment and customer management systems, and producing advanced data management solutions.

Public Company Boards

- Jacobs Engineering *(since 2019)*
- Adtalem Global Education *(since 2018)*
- NCR Voyix Corporation (formerly NCR Corporation) *(2020-2024)*

Other Board or Leadership Positions, Professional Memberships or Awards

- Brown Advisory Board mutual fund *(since 2022)*

Karole F. Lloyd

CERTIFIED PUBLIC ACCOUNTANT AND RETIRED ERNST & YOUNG LLP AUDIT PARTNER



IND

AGE	DIRECTOR SINCE	COMMITTEES
67	2017	AR* CD E FI

- Certified public accountant and retired as vice chair and regional managing partner for Ernst & Young, LLP ("EY"), a global accounting firm, in December 2016
- Brings more than 37 years of work experience and leadership, most recently as part of the US Executive Board, Americas Operating Executive and the Global Practice Group for EY, and has extensive experience in the audits of large financial services, insurance, and health care companies
- Served many of EY's highest profile clients through mergers, IPOs, acquisitions, divestitures, and across numerous industries including banking, insurance, consumer products, transportation, real estate, manufacturing, and retail
- Served as an audit partner for publicly held companies in both the United States and Canada
- Other experience includes leadership and consulting with respect to financial reporting, board governance and legal matters, regulatory compliance, internal audit, and risk management

Notable Experience Aligned with Our Strategy and Key Board Contributions

Ms. Lloyd's extensive accounting and advisory experience across the financial services industry, combined with her leadership skills and strategic thinking, supports our Board's oversight of risk and helps inform our capital allocation decision-making and the evaluation of potential strategic transactions that drive long-term shareholder value.

Public Company Boards

- Churchill Downs Incorporated *(since 2018)*
  - Audit Committee *(since 2018, Chair since 2019)*
  - Nominating and Governance Committee *(since 2020)*

Other Board or Leadership Positions, Professional Memberships or Awards

- CERT Certificate in Cybersecurity Oversight
- The University of Alabama President's Advisory Council *(since 2003)*
- The University of Alabama Board of Visitors for the Commerce and Business School *(since 2001)*
- Atlanta Symphony Orchestra Board of Directors *(since 2010)*
- Metro Atlanta Chamber of Commerce, Board of Trustees and Executive Committee *(2009-2016)*

LEGEND:

* Financial Expert • **AR** Audit and Risk • **C** Compensation • **CD** Corporate Development • **CG** Corporate Governance

CSR Corporate Social Responsibility and Sustainability • **E** Executive • **FI** Finance and Investment • IND Independent •  Chair •  Member

Nobuchika Mori

REPRESENTATIVE DIRECTOR, JAPAN FINANCIAL AND ECONOMIC RESEARCH CO. LTD.



IND

AGE	DIRECTOR SINCE	COMMITTEES
69	2020	CG FI

- Representative director of the Japan Financial and Economic Research Co. Ltd., a research and consulting firm
  - Responsible for providing research and consulting services to companies in Japan and abroad since July 2018
- Eminent guest professor at the Center for Advanced Research in Finance, Graduate School of Economics, University of Tokyo (since July 2022)
- Senior research scholar and adjunct professor at Columbia University's School of International and Public Affairs (2018 to 2021)
- Commissioner of the Financial Services Agency of Japan (the "JFSA"), Japan's integrated financial regulator, from July 2015 until his retirement in July 2018
  - Led supervision of financial institutions including banks, securities firms and insurance companies
  - Directed legislative and regulatory planning to ensure financial stability and enhance economic growth in Japan
- More than 30 years in senior positions at JFSA and Japan's Ministry of Finance (the "MOF") before becoming the head of JFSA, including:
  - JFSA Vice Commissioner for Policy Coordination
  - JFSA Director General for Inspection
  - JFSA Director General for Supervision
- Served in a range of diplomatic posts reflecting his expertise in international financial markets and regulatory standards, including:
  - Chief Representative in New York for the MOF
  - Minister of the Embassy of Japan in the United States of America
  - Deputy Treasurer at the Inter-American Development Bank

Notable Experience Aligned with Our Strategy and Key Board Contributions

Over a three-plus decade career immersed in Japan's finance industry as a financial regulator, policymaker, and standard setter in Japan and internationally, Mr. Mori gained extensive specialized economic, policy, and financial regulatory expertise, knowledge, and experience. He brings to the Board indispensable, significant insight with respect to the Company's Japanese business operations from his considerable financial and economic knowledge, international business experience, and regulatory acumen spanning highly regulated industries in Japan and internationally.

Other Board or Leadership Positions, Professional Memberships or Awards

- Center on Japanese Economy and Business (CJEB) Professional Fellow *(2018-2021)*

Joseph L. Moskowitz

RETIRED EXECUTIVE VICE PRESIDENT, PRIMERICA, INC.



IND

AGE	DIRECTOR SINCE	COMMITTEES
72	2015	AR* C CD E

- Executive vice president of Primerica, Inc., an insurance and investments company, from 2009 until 2014, leading the Product Economics and Financial Analysis Group
  - Joined Primerica in 1988 and served in various capacities, including managing the group responsible for financial budgeting, capital management support, earnings analysis, and analyst and stockholder communications support
  - Chief actuary from 1999 to 2004
- Vice president of Sun Life Insurance Company from 1985 to 1988
- Senior manager at KPMG from 1979 to 1985

Notable Experience Aligned with Our Strategy and Key Board Contributions

With forty years of actuarial experience and leadership roles in the insurance industry, Mr. Moskowitz provides our Board with vital insight into the analysis and evaluation of actuarial and financial models, which form the basis of various aspects of corporate planning, financial reporting, and risk assessment.

Other Board or Leadership Positions, Professional Memberships or Awards

- Fellow, Society of Actuaries *(since 1979)*
- Member, American Academy of Actuaries *(since 1979)*







LEGEND:

* Financial Expert • **AR** Audit and Risk • **C** Compensation • **CD** Corporate Development • **CG** Corporate Governance

CSR Corporate Social Responsibility and Sustainability • **E** Executive • **FI** Finance and Investment • IND Independent • Chair • Member

Katherine T. Rohrer

VICE PROVOST EMERITUS, PRINCETON UNIVERSITY



IND

AGE	DIRECTOR SINCE	COMMITTEES
72	2017	C CG E

- Vice provost emeritus at Princeton University
  - Vice provost for Academic Programs from 2001 until 2015
  - Held several senior leadership positions including associate dean of the faculty and assistant dean of the college, starting in 1988
  - Served as interim associate dean of the graduate school in 2016 to 2017
- Assistant professor at Columbia University from 1982 to 1988
- Trustee emerita of Emory University

Notable Experience Aligned with Our Strategy and Key Board Contributions

With more than 30 years as a university leader, Dr. Rohrer provides our Board with a wealth of experience highlighted by a commitment to academic rigor and financial management. Her operational expertise includes: executing on institutional budgetary decisions; leading academic governance and priority-setting; spearheading the recruitment of deans and other senior academic administrators; developing university-level messaging and communications; and managing endowments. Dr. Rohrer's management career has included a keen sense of responsibility toward all stakeholders.

Other Board or Leadership Positions, Professional Memberships or Awards

- Emory University Board of Trustees *(2008-2022)*
  - Academic Affairs Committee *(Chair 2013-2020)*
  - Executive Committee *(2012-2022)*
  - Finance Committee *(2014-2020)*
- Previously served on the boards of Morristown-Beard School, Morristown, NJ; Trinity Church, Princeton, NJ; Crisis Ministry of Trenton and Princeton (now "Arm in Arm"); and Dryden Ensemble

Director Independence

The Board annually assesses the independence of each Director and Director nominee. Daniel P. Amos is an employee of the Company. The Board has determined that all of the other Directors during the last completed fiscal year and Director nominees are "independent" under New York Stock Exchange ("NYSE") listing standards. None of the independent nominees has a material relationship with the Company, either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company. The Board made its determination based on information furnished by all Directors regarding their relationships with the Company and research conducted by management.

Board Succession Planning and Refreshment Process

Our Board believes it is appropriate to maintain a balance of longer tenured members, who bring stability and valuable Company-specific knowledge with a historical perspective, and newer members, who bring fresh viewpoints and new ideas. Pursuant to the Company's Guidelines on Significant Corporate Governance Issues, independent directors will not be nominated for a term that would begin after the director's 75th birthday. Our regular self-evaluation process is designed to ensure we maintain a cohesive and well-constituted board of high integrity that exemplifies the right balance of perspectives, experience, independence, skill sets, and subject matter experts required for prudent oversight.

Over the last five years, we have added three new director nominees as we prioritize candidates with the skills needed to provide effective oversight.

Select Skills of Directors Joining the Board over the Last Five Years



- **INVESTMENT AND FINANCIAL**
- **REGULATORY AND RISK MANAGEMENT**
- **PUBLIC HEALTH**
- **OPERATIONS**
- **JAPANESE MARKET**
- **INDUSTRY**
- **DIGITAL/CYBERSECURITY**



















LEGEND:

* Financial Expert • **AR** Audit and Risk • **C** Compensation • **CD** Corporate Development • **CG** Corporate Governance

CSR Corporate Social Responsibility and Sustainability • **E** Executive • **FI** Finance and Investment • IND Independent • Chair • Member

Board of Directors Nominees Skills, Experience, and Independence

	DANIEL P. AMOS	W. PAUL BOWERS	ARTHUR R. COLLINS	MICHAEL A. FORRESTER	MIWAKO HOSODA	THOMAS J. KENNY	GEORGETTE D. KISER	KAROLE F. LLOYD	NOBUCHIKA MORI	JOSEPH L. MOSKOWITZ	KATHERINE T. ROHRER
Skills and Experience											
MARKETING AND PUBLIC RELATIONS: Understanding of the Company’s strong brand and its role in developing and marketing our insurance products offering financial protection.	○	○									○
CURRENT OR FORMER CEO: Chief executive officer (CEO) experience brings an understanding of how to oversee and lead complex organizations.	○	○	○	○							
OPERATIONS EXPERIENCE: Provides valuable senior executive experience and organizational management perspective relevant to management and operations.	○	○	○	○	○	○	○	○	○	○	○
JAPANESE MARKET EXPERIENCE: Involvement working for an international company doing business in Japan and/or working or living in Japan provides insight into our business and strategy in the market.	○	○			○	○			○		
INVESTMENT AND FINANCIAL EXPERTISE: Understanding of investment markets and financial statements assists in evaluating and overseeing our investment strategy, asset management, capital structure, and financial reporting.	○	○	○	○		○	○	○	○	○	○
REGULATORY AND RISK MGMT. EXPERIENCE: Involvement and understanding of the operating environment for a highly regulated industry and impact of government action as well as identifying and controlling business and financial risks.	○	○	○	○	○	○	○	○	○	○	○
INDUSTRY EXPERIENCE: Experience providing in-depth knowledge of the insurance and/or financial services industry.	○		○		○			○	○	○	
PUBLIC HEALTH EXPERIENCE: Expertise that provides insight with respect to the public health sector, medical care, and medical ethics, which is relevant to our strategy, business, and operations.			○		○						
DIGITAL/CYBERSECURITY EXPERIENCE: Understanding of new technology or the management of information security and cybersecurity risks, risk mitigation, regulation, and policy.		○	○		○		○	○			
INDEPENDENT		○	○	○	○	○	○	○	○	○	○

Director Nominating Process

Our Corporate Governance Committee is responsible for establishing criteria, screening candidates and evaluating the qualifications of persons who may be considered for service as a Director.

1   SUCCESSION PLANNING

The Committee considers the current and long-term needs of our business and seeks potential candidates in light of evolving needs, current Board structure, tenure, demographics, skills, and experience.

2   IDENTIFICATION OF CANDIDATES

The Committee may identify potential candidates from three sources:

✔ suggestions from current Directors and executive officers;

✔ firms that specialize in identifying director candidates; and/or

✔ as discussed below, candidates recommended by shareholders.

3   THRESHOLD QUALIFICATIONS

The Committee believes that, at a minimum, nominees for Director must have:

✔ a demonstrated ability to make a meaningful contribution to the Board's oversight of the business and affairs of the Company; and

✔ an impeccable record and reputation for honest and ethical conduct in both professional and personal activities.

4   ADDITIONAL QUALIFICATIONS

The Committee strives to build a Board that is strong in its collective knowledge. Among other skill sets, the Committee looks for nominees with experience in the following areas:

✔ accounting and finance	✔ business operations	✔ corporate governance
✔ management and leadership	✔ business judgment	✔ global markets
✔ vision and strategy	✔ industry knowledge	✔ communication

In addition, the Committee assesses candidates for impeccable values and ethical standards, and considers the broad range of backgrounds, skills, disciplines, expertise, experiences, and opinions that are desirable within the context of the characteristics and needs of the Board as a whole. Directors may sit on no more than four public company boards (including our own) or no more than one additional public company board if the Director is an officer of the Company. All of our Director nominees currently comply with our policy on outside board service. The Committee reviews requests from Directors to serve on the board of other public companies.

5   MEETING WITH CANDIDATES

Once the Committee identifies one or more potential nominees, its members:

✔ review publicly available information and contact candidates who warrant further consideration;

✔ request further information for those potential nominees willing to be considered for a Board seat;

✔ conduct one or more interviews with each potential nominee; and

✔ may contact references provided by candidates and speak with members of the business community or other people who have firsthand knowledge of a candidate's record.

This process enables the Committee to compare the accomplishments and qualifications of all potential nominees.

6   DECISION AND NOMINATION

The Committee nominates the candidates best qualified to serve the interests of the Company and all shareholders for approval by the Board.

7   ELECTION

Shareholders consider the nominees and elect Directors at the Annual Meeting of Shareholders to serve one-year terms. The Board may also appoint Directors during the year when determined to be in the best interests of the Company and its shareholders.

Director Renomination

The criteria for renomination is substantially similar to that for new nominations. In addition, the Corporate Governance Committee considers independence; the Director's ability to commit the necessary time and attention appropriate for effective Board service; past attendance at meetings; contributions to the Board and committees on which the Director serves; the knowledge, experience, skills, and background that the Director brings to the Board relative to its needs and existing composition; the results of the most recent Board self-evaluation; and any shareholder feedback.

Consideration of Director Candidates from Shareholders

The Corporate Governance Committee will consider Director candidates recommended by shareholders. As with any potential nominee, the Corporate Governance Committee will evaluate shareholder-nominated candidates in light of the needs of the Board and the qualifications of the particular individuals. In addition, the Corporate Governance Committee may consider the number of shares held by the recommending shareholder and the length of time such shares have been held.

To recommend a candidate for the Board, a shareholder must submit the recommendation in writing, including: (i) the name of the shareholder and evidence of the person's ownership of common stock of the Company ("Common Stock"), including the number of shares owned and the length of time of ownership; (ii) the name of the candidate, the candidate's principal occupation or employment or qualifications to be a Director; (iii) the candidate's consent to be named as a Director if nominated by the Board, and (iv) other requirements specified in our Bylaws.

The shareholder recommendation and information described above generally must be received by the Corporate Secretary not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. However, if the annual meeting is called for a date that is not within 25 days before or after such anniversary date, notice by the shareholder, to be timely, must be received no later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of that date was made, whichever occurs first. In the case of a special meeting of shareholders called for the purpose of electing directors, the recommendation and accompanying information must be received by the Corporate Secretary not later than the close of business on the 10th day following the day on which notice of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

Shareholder recommendations and accompanying information should be sent to the Corporate Secretary at Aflac Incorporated as described at the end of this Proxy Statement under the heading "Other Proposals or Director Nominations to be Brought Before our 2027 Annual Meeting."

Our proxy access bylaw permits a shareholder (or group of up to twenty shareholders) owning shares of our outstanding Common Stock representing at least 3% of the votes entitled to be cast on the election of Directors to nominate and include in our proxy materials Director candidates constituting up to 20% of the Board. The nominating shareholder or group of shareholders must have owned their shares continuously for at least three years, and the nominating shareholder(s) and nominee(s) must satisfy other requirements specified in our Bylaws.

Board Self-Evaluation

The effectiveness of our Board is of the utmost importance. The Board recognizes that we live in a dynamic world that requires regular self-evaluation to help ensure that we have the best skill set and experience to serve the Company and that the Board is fulfilling its responsibilities.

1 ANNUAL ASSESSMENT OVERSIGHT

The Corporate Governance Committee is charged with overseeing an annual process of self-evaluation for the Board as a whole and for its individual members.

2 COMMITTEE SELF-EVALUATIONS

The charters of each Board committee also require annual evaluations of the performance of the committee, which are typically overseen by each committee's chair.

3 ONE-ON-ONE DISCUSSIONS

The annual process, which includes completion of written questionnaires for the Board and for each committee on which the Director serves, involves an interview of each Director.

4 EXECUTIVE SESSIONS

The Chairman discusses the results of the surveys and interviews with the full Board in executive sessions. In addition, the Lead Non-Management Director leads executive sessions with the Board, without the Chairman, to discuss the self-evaluation results.

5 FEEDBACK INCORPORATED

Based on the self-evaluation results, any follow-ups including changes in practices or procedures are considered and implemented, as appropriate.

TOPICS DISCUSSED

- Board structure and composition
- Effectiveness of oversight and other responsibilities
- Access to management, information, and other resources
- Meetings and materials
- Quality of director participation
- Fulfillment of charter responsibilities
- Refreshment and succession

In addition to the formal self-evaluation process, the Non-employee Directors regularly meet in executive session, during which the Board's performance and oversight responsibilities are frequently discussed.

Our Board and Committees

Board Leadership Structure

The Board is charged with managing the business and affairs of the Company and retains discretion to determine the leadership structure that it believes best serves the Company and its shareholders in light of its fiduciary duties and the Company's circumstances at any given time. In exercising this judgment, the Board recognizes that leadership structure is not a one-size-fits-all determination, but rather should reflect the Company's strategy, regulatory environment, and operational complexity. As such, the Board does not have a policy on whether or not the role of the Chairman and Chief Executive Officer should be separate, or, if the roles are to be separate, whether the Chairman should be selected from the non-employee Directors.

Consistent with its authority, the Board evaluates its leadership structure at least annually as part of its governance review process and may determine to combine or separate the roles of Chairman and Chief Executive Officer as circumstances warrant. If the Chairman and Chief Executive Officer roles are filled by the same person, or if the Chairman is not independent, the Board believes that an independent Director should be appointed to serve as the Lead Non-Management Director. Based upon a recommendation by the Corporate Governance Committee, the Lead Non-Management Director is elected annually by the Board (effective at the first Board of Directors meeting following the Annual Meeting of Shareholders). Although subject to an annual election, the Lead Non-Management Director is generally expected to serve for more than one year.

The role of Chairman and Chief Executive Officer has been held by Mr. Amos for nearly 25 years, providing stability and leadership informed by extensive experience and deep knowledge of the Company's business and industry. The role of Lead Non-Management Director has been held by W. Paul Bowers since 2019, providing strong independent oversight informed by clearly-defined and substantial responsibilities. Given the Company's significant presence in Japan and the United States, long-term capital management focus, and highly regulated business model, at this time, the Board believes that unified leadership supports effective alignment between strategic oversight and operational execution and robust and independent oversight is provided through the Lead Non-Management Director role and its independent committees.

The Board believes its existing corporate governance practices facilitate independent oversight and management accountability. These governance practices are reflected in the Company's Guidelines on Significant Corporate Governance Issues, Committee charters, and through our long-standing practices. In particular:

- a substantial majority of our Board members are independent;
- the Audit and Risk, Compensation, and Corporate Governance Committees all comprise independent Directors;
- the Company has a Lead Non-Management Director with significant responsibilities, as described below;
- the Non-employee Directors meet at each regularly scheduled Board meeting in executive session without management present;
- the Corporate Governance Committee oversees and manages the annual assessment of Board performance, which includes consideration of the effectiveness of our Board leadership structure;
- our shareholders have several avenues to make their views known, including the ability to amend the Bylaws of the Company, to call a special meeting of shareholders and to include director nominations in our proxy materials; and
- members of our management team and/or independent Directors proactively engage on a year-round basis with our shareholders to understand their perspectives on our business, strategy, management, Board, and governance practices.



Daniel P. Amos

CHAIRMAN AND CEO

Mr. Amos has served as Chairman of the Board since 2001 and as CEO since 1990. The Board believes the most effective Board leadership structure for the Company at this time is for the CEO to continue to serve as Chairman, working with a Lead Non-Management Director. This structure has served the Company well for many years. The CEO is ultimately responsible for the day-to-day operation of the Company and for executing the Company's strategy, and the Company's performance is an integral part of Board deliberations. Accordingly, the Board believes that Mr. Amos is the Director most qualified to act as Chairman. Mr. Amos' detailed institutional knowledge of the Company's operations and his vision for the Company's development provides decisive and effective leadership for the Board, enables efficient and effective decision-making with focused accountability and helps to ensure that the Company presents its message and strategy to shareholders, employees, policyholders, and other stakeholders through one unified voice. However, the Board retains the authority to modify this structure to best advance the interests of all shareholders if circumstances warrant such a change.



W. Paul Bowers

LEAD NON-MANAGEMENT DIRECTOR

The Corporate Governance Committee has nominated Mr. Bowers to serve as Lead Non-Management Director, a position he has held since May 2019. Mr. Bowers' experience at Southern Company, particularly his strong leadership and operational background, make him well-suited to serve as our Lead Non-Management Director. He has also served as Chair of our Corporate Development Committee and is currently a member of our Audit and Risk, Corporate Social Responsibility and Sustainability, and Executive Committees.

Responsibilities of the Lead Non-Management Director

Since 2003, the Board has annually elected an independent director as the Lead Non-Management Director. The Lead Non-Management Director role is modeled on the role of an independent board chair, which helps to ensure a strong, independent, and active board. Our Guidelines on Significant Corporate Governance Issues include the following responsibilities of the Lead Non-Management Director:

- consulting with the Chairman and Corporate Secretary to establish the agenda for each Board meeting;

- setting the agenda for, and leading, all executive sessions of the Non-employee Directors;

- when appropriate, discussing with the Chairman matters addressed at such executive sessions;

- presiding over meetings of the Board at which the Chairman is not present;

- presiding over discussions of the Board when the topic presents a potential conflict of interest for the Chairman;

- facilitating discussions among the Non-employee Directors between Board meetings;

- serving as a liaison between the Non-employee Directors and the Chairman;

- when appropriate, serving as a liaison between management and the Board;

- representing the Board in shareholder outreach; and

- facilitating the annual Board self-evaluation in coordination with the Chairman.

The Lead Non-Management Director has the authority to call meetings of the independent Directors.

Committee Structure

The Board has seven standing committees: Audit and Risk; Compensation; Corporate Development; Corporate Governance; Corporate Social Responsibility and Sustainability; Executive; and Finance and Investment. Each committee (other than the Executive Committee) operates under a written charter adopted by the Board. Charters for the Audit and Risk Committee, the Compensation Committee, and the Corporate Governance Committee all can be found on the Company's website, aflac.com, under "Investors," then "Governance," and then "Governance Documents."

All members of the Audit and Risk, Compensation and Corporate Governance Committees qualify as "outside" Directors as defined by Section 162(m) of the Internal Revenue Code, "Non-employee Directors" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and independent Directors under NYSE listing standards, as appropriate.

Board Committee Refreshment

The Corporate Governance Committee considers the periodic rotation of committee members and committee chairs to introduce fresh perspectives and to broaden and diversify the views and experience represented on Board committees. Beginning May 4, 2026, the Corporate Governance Committee has nominated Mr. Michael A Forrester to succeed Mr. W. Paul Bowers as a member of the Corporate Social Responsibility and Sustainability Committee.

The Audit and Risk Committee

NUMBER OF MEETINGS IN 2025
9

All members of the committee are Financial Experts


Karole F. Lloyd (Chair)


W. Paul Bowers


Georgette D. Kiser


Joseph L. Moskowitz

Responsibilities

- ensuring that management maintains the reliability and integrity of the financial reporting process and systems of internal controls of the Company and its subsidiaries regarding finance, accounting, and legal matters;

- issuing annually the Audit and Risk Committee Report set forth below;

- selecting, overseeing, evaluating, determining funding for, and, where appropriate, replacing or terminating the independent registered public accounting firm;

- monitoring the independence and performance of the independent registered public accounting firm;

- pre-approving audit and non-audit services provided by the independent registered public accounting firm;

- pre-approving or ratifying all related person transactions that are required to be disclosed in this Proxy Statement;

- overseeing the performance of the Company's internal auditing department;

- assisting with Board oversight of the Company's compliance with legal and regulatory requirements as well as the Company's code of business ethics and policy on conflict of interest;

- overseeing the Company's policies, process, and structure related to enterprise risk engagement and management, including information security; and

- providing an open avenue of communication among the independent registered public accounting firm, management, the internal auditing department, and the Board.

Relationship with Independent Registered Public Accounting Firm. The independent registered public accounting firm has direct access to the Audit and Risk Committee and may discuss any matters that arise in connection with its audits, the maintenance of internal controls, and any other matters relating to the Company's financial affairs. The Audit and Risk Committee may authorize the independent registered public accounting firm to investigate any such matters, and may present its recommendations and conclusions to the Board. At least annually, the Audit and Risk Committee reviews the services performed and the fees charged by the independent registered public accounting firm. For additional information, see "Proposal 3: Ratification of Auditors" and the "Audit and Risk Committee Report" sections beginning on page 74.

All Audit and Risk Committee members have been determined by the Board to be "audit committee financial experts," as such term is defined in Item 407(d)(5) of Securities and Exchange Commission (SEC) Regulation S-K.

The Compensation Committee

NUMBER OF MEETINGS IN 2025
4

  

Joseph L. Moskowitz (Chair)   **Georgette D. Kiser**   **Katherine T. Rohrer**

Responsibilities

- reviewing and approving compensation levels, equity-linked incentive compensation, and annual incentive awards under the Company's Management Incentive Plan;

- reviewing, at least annually, the goals and objectives of the Company's executive compensation plans;

- evaluating annually the performance of the CEO with respect to such goals and objectives and determining the appropriate compensation level;

- evaluating annually the performance of the Company's other executive officers in light of such goals and objectives and setting their compensation levels based on this evaluation and also taking into consideration the recommendation of the CEO;

- reviewing the Company's incentive compensation programs to determine whether they encourage excessive risk taking, and evaluating compensation policies and practices that could mitigate any such risk; and

- reviewing, as appropriate, the Company's other compensation and benefit plans for alignment with our goals and objectives.

The Compensation Committee may delegate power and authority to any subcommittees as the Compensation Committee deems appropriate.

Compensation Committee Interlocks and Insider Participation. No member of the Compensation Committee is a current or former employee or officer of the Company or any of its subsidiaries. During 2025, no Director was an executive officer of another entity on whose compensation committee any executive officer of the Company served. In addition, no member of the Compensation Committee had any relationship requiring disclosure under the section titled "Related Person Transactions" in this Proxy Statement.

The Corporate Development Committee

NUMBER OF MEETINGS IN 2025
2

   

W. Paul Bowers (Chair)   **Thomas J. Kenny**   **Karole F. Lloyd**   **Joseph L. Moskowitz**

Responsibilities

- reviewing the Company's corporate and strategic organizational development to identify, evaluate, and execute on appropriate opportunities that could enhance long-term growth and build shareholder value;

- assisting the Board in reviewing, evaluating, and approving specific strategic plans for corporate development activities, including mergers, acquisitions, dispositions, joint venture, marketing and distribution arrangements, and strategic equity investments;

- assisting the Board in reviewing proposals to enter new geographic markets;

- reviewing corporate development proposals prepared by the Company's officers and managers and other strategic projects as determined by the Board to provide consistency with the Company's long-term strategic objectives; and

- assisting the Board in monitoring the nature of investments made as part of Aflac Ventures in both the U.S. and Japan, including the Company's overall corporate venture capital strategy.

The Corporate Governance Committee

NUMBER OF MEETINGS IN 2025
3

  

Katherine T. Rohrer (Chair)   **Arthur R. Collins**   **Nobuchika Mori**

Responsibilities

- selecting individuals qualified to serve as Directors to be nominated to stand for election to the Board;
- recommending assignments to the Board's standing committees;
- advising the Board with respect to matters of Board structure, composition, and procedures;

- developing and recommending to the Board a set of corporate governance principles applicable to the Company;
- monitoring compliance with the Company's political participation program;
- overseeing the evaluation of the Board; and
- ensuring that the Company's management development and succession plans are appropriate.

The Corporate Social Responsibility and Sustainability Committee

NUMBER OF MEETINGS IN 2025
4

   

Arthur R. Collins (Chair)   **W. Paul Bowers**   **Miwako Hosoda**   **Thomas J. Kenny**

Responsibilities

CORPORATE SOCIAL RESPONSIBILITY

- overseeing the Company's policies, procedures, and practices with respect to corporate social responsibility and sustainability, in the context of what is appropriate and relevant to the Company, our people and the communities we serve;
- monitoring and reviewing the impact of the Company's activities on customers, employees, communities, and other stakeholders in light of the Board's fundamental duty to preserve and promote long-term value creation for the Company's shareholders; the Company's strategies, procedures, and practices related to corporate social responsibility on a global basis, including significant philanthropic and community engagement activities; and the development of metrics, information systems, and procedures to track progress toward achievement of the Company's corporate social responsibility objectives;
- reviewing the Company's annual corporate social responsibility and sustainability report before it is published; and
- monitoring and reviewing the Company's support of charitable, educational, and business organizations.

SUSTAINABILITY

- monitoring and reviewing the Company's policies, procedures, and practices related to corporate social responsibility and sustainability in light of the Company's intent to foster the sustainable growth* of the Company on a global basis; the Company's strategies, policies, procedures, and practices related to environmental and related health and safety matters; and the Company's policies, procedures, and practices that enable us to proactively respond to evolving regulatory and investor expectations with regard to sustainability, especially in the areas of environmental stewardship, energy use, recycling, and carbon emissions (i.e., our carbon footprint);
- reviewing the goals and objectives of the Company's environmental stewardship policy, and amending or, to the extent an amendment requires Board approval, recommending that the Board amend, these goals and objectives if the Committee deems appropriate; and
- reviewing the Company's communication and marketing strategies related to sustainability.

---

*   We believe "sustainable growth" means being able to meet the needs of our shareholders and customers while taking into account the needs of future generations, and also ensuring the long-term preservation and enhancement of the Company's financial, environmental, and social capital.

The Finance and Investment Committee

NUMBER OF MEETINGS IN 2025
5

    

Thomas J. Kenny (Chair) | **Daniel P. Amos** | **Michael A. Forrester** | **Karole F. Lloyd** | **Nobuchika Mori**

Responsibilities

FINANCE

- reviewing and reassessing significant financial policies and matters of Treasury and corporate finance, including the Company's overall capital structure, dividend policy, share repurchase program and liquidity, and the issuance or retirement of debt and other capital securities;

- reviewing and providing guidance to the Board on significant reinsurance transactions and strategies; the Company's credit ratings, ratings strategy, and overall rating agency dialogue; and financing strategy and capital impact of corporate development activities and multiyear strategic capital project expenditures;

- reviewing and reassessing the Company's overall hedging strategy, including foreign exchange and cash flow hedging, and ensuring proper governance over policies and procedures associated with trading in derivative instruments;

- in partnership with the Compensation Committee, overseeing the Company's processes for managing the finances of the employee pension and defined contribution benefit plans, including the related investment policies, actuarial assumptions, and funding policies;

- in partnership with the Audit and Risk Committee, reviewing and providing guidance on the Company's corporate insurance coverages; and

- in partnership with the Corporate Social Responsibility and Sustainability Committee, review and provide guidance on corporate social responsibility and sustainability factors relating to issuance and application of proceeds of sustainability bonds and other social and/or sustainability-oriented debt of the Company.

INVESTMENT

- overseeing the investment process and the policies, strategies, and programs of the Company and its subsidiaries relating to investment risk management;

- periodically reviewing and assessing the adequacy of the Global Investment Policy of the Company and its subsidiaries, and approving any changes to that policy;

- reviewing the performance of the investment portfolios and transactions made on behalf of the Company and its subsidiaries; and

- in partnership with the Corporate Social Responsibility and Sustainability Committee, review and provide guidance on integration of corporate social responsibility and sustainability factors into the investment process and investment risk management policies, strategies and programs.

The Executive Committee

NUMBER OF MEETINGS IN 2025
3

    

Daniel P. Amos (Chair) | **W. Paul Bowers** | **Karole F. Lloyd** | **Joseph L. Moskowitz** | **Katherine T. Rohrer**

Responsibilities

PURPOSE

During the intervals between meetings of the Board, the Executive Committee may exercise all of the powers of the Board that may be delegated under Georgia law.

COMPOSITION

Under the Company's Bylaws, the Executive Committee must consist of at least five Directors, including those Directors who are officers of the Company, and such additional Directors as the Board may from time to time determine. Currently, the membership of the Executive Committee also includes the Chairs of the Audit and Risk, Compensation, and Corporate Governance Committees, and includes the Company's Lead Non-Management Director. The Chairman of the Board (or another member of the Executive Committee chosen by him) is the Chairman of the Executive Committee.

Meeting Attendance

The Board met four times in 2025, and all Directors attended at least 75% of the meetings of the Board and the committees on which they served as a member for the period for which they served. It is Company policy that each Director should attend the Annual Meeting. All Directors serving at the time attended the 2025 Annual Meeting, which was held virtually.

Director Onboarding and Continuing Education

Orientation and Onboarding	Engagement with Management and Experiencing Our Shared Purpose in Action	Continuing Education	Advisors and Experts

In accordance with our Guidelines on Significant Corporate Governance Issues, the Company provides new Directors with a director orientation program to familiarize such Directors with, among other things, the Company's business, strategic plans, significant financial, accounting and risk management issues, compliance programs, conflicts policies, Code of Business Conduct and Ethics, corporate governance policies, principal officers, internal auditors and independent auditors. Each Director is expected to participate in continuing education programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a Director. Subject matter experts are frequently invited to meetings to present on emerging matters or to provide deeper dives into topics of interest. In addition, it is highly recommended that each Director attend (either in person or via webcast) the Company's presentations to financial analysts and listen to the Company's quarterly conference calls with financial analysts. This policy helps ensure that Directors are sufficiently informed of the material aspects of the Company's public disclosures, financial condition and business operations.

Board Responsibilities

Oversight of Risk

Board of Directors

Our Board oversees our enterprise-wide risk management system, which is designed to achieve organizational and strategic objectives, improve long-term performance, and enhance shareholder value. The Board must understand the risks the Company faces and the steps management takes to manage those risks as well as what level of risk is appropriate for the Company. Our Directors are equipped to make all of these determinations because they are integral to the process of setting the Company's business strategy.

The Board oversees the risk-management process in conjunction with Board and management committees, each with varying aspects of enterprise risk management as part of their responsibilities. Examples of Board committee risk management oversight are noted below.



AUDIT AND RISK COMMITTEE

Oversees the Company's policies, process, and structure related to enterprise risk management and compliance including:

- discusses guidelines and policies governing the process by which senior management and the relevant departments of the Company assess and manage exposure to risk, as well as the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures;
- reviews the Company's risk assessment and enterprise risk-management framework, including risk-management guidelines, risk appetite, risk tolerances, key risk policies, and control procedures;
- reviews critical regulatory risk-management filings and enterprise risk-management material shared with regulators and rating agencies;

- reviews the general structure, staffing models, and engagement of the Company's risk governance departments and practices;
- reviews the Company's major financial risk exposures and evaluates processes and controls that management has adopted to monitor and manage those risks;
- meets in executive session with key senior leaders involved in risk management;

- reviews with the internal auditors, the independent auditor, and the Company's financial management team the adequacy and effectiveness of our internal controls, including information security policies and internal controls regarding information security, and any special steps adopted in light of material control deficiencies; and
- reports to the Board, at least annually, with respect to matters related to key enterprise risks and risk management areas of concentration.

FINANCE AND INVESTMENT COMMITTEE

Oversees the investment process and investment risk management of the Company and its subsidiaries by monitoring investment policies, strategies, and transactions and reviewing the performance of the investment portfolio and overall capital and liquidity position of the Company:

- **Investment risk:** Includes liquidity risk, market risk, and credit risk.
- **Liquidity risk:** When an investment is not marketable and cannot be bought or sold quickly enough to prevent or minimize a loss.

- **Market risk:** The risk that market movements will cause fluctuations in the value of our assets, the amount of our liabilities, or the income from our assets.
- **Credit risk:** The risk of loss arising from the failure of a counterparty to perform its contractual obligations.

- **Enterprise Capital & Liquidity risk:** Review of enterprise capital adequacy, access to capital, and maintenance of liquidity position to protect credit ratings and the Company's ability to meet short and long-term obligations.

COMPENSATION COMMITTEE

Oversees the Company's compensation plans and practices and strives to create incentives that encourage a level of risk-taking behavior consistent with the Company's business strategy:

- reviewing the Company's incentive compensation arrangements to determine whether they encourage unnecessary or excessive risk-taking;

- reviewing at least annually the relationship between the Company's compensation and risk management policies and practices;

- evaluating compensation policies and practices that could mitigate any such risk.

As more fully discussed in the Compensation Discussion and Analysis section of this Proxy Statement, the Compensation Committee establishes incentive compensation performance objectives for management that are directly linked to the Company's results, aligned with shareholder interests, and realistically attainable so as not to encourage excessive risk taking.

Role of Management

The Company's management is responsible for day-to-day risk management. Our enterprise risk-management framework, which is aligned with and overseen by the Board and its committees, includes several executive management committees whose roles incorporate risk management across the enterprise. For example, executive management's Global Risk Committee oversees the processes for identifying, assessing, measuring, monitoring, and mitigating key risks in addition to ensuring transparency and appropriateness of reporting to executive leadership. Other management committees, and specific management positions such as the Company's Global Chief Risk Officer, its General Counsel, and its Global Chief Compliance Officer, are responsible for implementing policies and risk-management processes relating to strategic, operational, investment, competitive, regulatory and legislative, product, reputational, and compliance risks.

Spotlight on Information Security Risk Oversight

The Board has adopted an information security policy directing management to establish and operate a global information security program with the goals of identifying, assessing and monitoring existing and emerging cybersecurity threats and helping ensure that the Company's information assets and data, and the data of its customers, are appropriately protected from loss or theft. The Board has delegated oversight of the Company's information security program to the Audit and Risk Committee. The Company's senior officers, including its Global Chief Information Security Officer (GCISO), are responsible for the operation of the global information security program and communicate with the Audit and Risk Committee quarterly and the full Board three times a year on the program, including with respect to the state of the program, compliance with applicable regulations, current and evolving threats, and recommendations for changes in the global information security program. The global information security program also includes a cybersecurity incident response plan that is designed to provide a management framework across Company functions for a coordinated assessment and response to cybersecurity incidents. This framework establishes a protocol to report certain incidents to the GCISO and other senior officers, with the goal of timely assessing such incidents, determining applicable disclosure requirements, and communicating with the Audit and Risk Committee as appropriate. The incident response plan directs the executive officers to report certain incidents immediately and directly to the Lead Non-Management Director and/or the Chair of the Audit and Risk Committee.

For more information, see the Aflac Incorporated Cybersecurity Disclosure at investors.aflac.com under the "Sustainability" tab, then "Policies and Statements." See also Item 1C of the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

Oversight of Strategy

The Board oversees and monitors strategic planning. Business strategy is a key focus at the Board level and embedded in the work of Board committees. In addition to strategic plans being reviewed by the Board annually, the Board holds periodic retreats in the U.S. and Japan focused on strategic development, and the Corporate Development Committee reviews strategy with respect to non-organic investment considerations. The Board believes that overseeing and monitoring strategy is a continuous process and takes a multilayered approach in exercising its duties.

Oversight of Human Capital Management

Board of Directors

Our Board is actively engaged in overseeing the Company's people and culture strategy. Several committees review and report back to the Board on a broad range of human capital management topics and related risks.



Compensation Committee

- Reviews the Company's compensation plans to encourage promotion of the Company's goals and objectives, including sustainability goals and objectives

Corporate Governance Committee

- Oversees the Company's policies and principles relating to succession planning and management development, and establishes that appropriate succession plans are in place

Corporate Social Responsibility and Sustainability Committee

- Provides guidance and oversight of the Company's corporate social responsibility activities, including metrics and procedures to track progress toward achievement of the Company's goals

The Company is committed to providing continuous opportunities to all of its employees to continue to grow in their roles and within our Company. The Company places an emphasis on the employee value proposition and overall employee experience. This includes a broad range of development and growth opportunities as well as a robust menu of engagement and wellness offerings. The Company uses internal and external resources to attract, retain and develop talent.

For more about Aflac Incorporated's workforce, please see the Company's most recent Business and Sustainability Report. For other sustainability disclosures and the sustainability policy statements, please visit investors.aflac.com under the "Sustainability" tab.

Oversight of Corporate Social Responsibility and Sustainability

Board of Directors

Our Board plays critical role in overseeing our environment, social, and governance efforts. Through our Committees, we identify, promote, and monitor responsible and ethical corporate governance mechanisms, corporate social responsibility and sustainability goals and related compensation programs, and risk management policies that identify and assess climate-related risks.



Corporate Social Responsibility and Sustainability Committee

- Oversees the Company's policies, procedures, and practices with respect to corporate social responsibility (CSR) and sustainability
- Monitors the preparation of and reviews the Company's annual report that provides more detail around CSR and sustainability initiatives
- Coordinates with:

  - The **Finance and Investment Committee** regarding guidance on CSR and sustainability factors relating to issuance and application of proceeds of sustainability bonds and other social and/or sustainability oriented debt of the Company and oversight of the investment process

  - The **Compensation Committee** relating to any CSR and sustainability factors incorporated into executive compensation programs

  - The **Corporate Governance Committee** with regard to the Company's policies and principles relating to succession planning and management development

Updates received by the Board through the Corporate Social Responsibility and Sustainability Committee

- Sustainability initiatives
- Environmental impact
- Workplace inclusion and equal opportunity efforts
- Philanthropic activities

Audit and Risk Committee

- Oversees the Company's policies, process, and structure related to enterprise risk engagement and management, which includes CSR and sustainability risks and opportunities

Role of Management

Management periodically meets with the Corporate Social Responsibility and Sustainability Committee, as well as other Board Committees, to report on how sustainability-related risks and opportunities inform actions that are coordinated and aligned with the broader goals of the Company and are integrated into organizational strategy, plans of action, management policies, and performance objectives, including how progress is monitored against targets and goals.

At Aflac Incorporated, we believe that all things being equal, most people prefer doing business with a company that is also a good corporate citizen. We refer to this as "The Aflac Way," which is the outward manifestation of our belief that ethics, corporate citizenship, and success go hand in hand. Our efforts include conducting business with ethics and compassion, providing development and wellness opportunities for our workforce, being ever-mindful of our environmental impact, and serving the community through efforts such as helping families facing childhood cancer and blood disorders. This philosophy is woven into our daily operations, our culture, and our actions in the community. For more information, please see the back cover of this Proxy Statement.

FORTUNE'S WORLD'S MOST ADMIRED COMPANIES	Fortune's World's Most Admired Companies (25th year)		**Ethisphere's World's Most Ethical Companies (20th consecutive year)**, making it the only insurance company in the world to hold this distinction every year since the inception of the honor in 2007.

To see Aflac Incorporated's most recent Business and Sustainability Report, sustainability disclosures, and the sustainability policy statements, please visit investors.aflac.com under the "Sustainability" tab.

Chief Executive Officer and Executive Management Succession Planning

The Board, in coordination with the Corporate Governance Committee, is responsible for succession planning for key executives to help ensure continuity in senior management. As part of that effort, the Board and the Corporate Governance Committee ensure that the Company has an appropriate process for addressing Chief Executive Officer succession as a matter of regular planning and in the event of extraordinary circumstances.

The Chief Executive Officer plays an active role in the succession-planning process for other executive management positions. In coordination with the Company's executive management team, including the General Counsel and the Chief Human Resources Officer, the Chief Executive Officer periodically evaluates potential successors, reviews development plans recommended for such individuals, and makes recommendations to the Corporate Governance Committee. Together these parties also identify potential successors for other critical executive management positions. In addition, the Chief Executive Officer reviews executive succession planning and management development at an annual executive session of independent Directors.

Shareholder Engagement

The Company has a long history of engaging shareholders to provide updates on key governance, Board, compensation and sustainability topics, to learn about the issues that are important to them and address any concerns that they may have. We believe that open communications can have a positive influence on our performance as we seek to continually improve our practices and enhance our disclosure. For example, we are proud to have been the first publicly traded company in the United States to voluntarily allow shareholders a Say-on-Pay vote. In keeping with this governance philosophy, we communicate with our shareholders on a regular basis and incorporate their feedback into our decision-making process.

Our Approach

Who We Engage

SHAREHOLDERS, FIXED INCOME INVESTORS, AND AGENCIES
Aflac Incorporated's Capital Markets team proactively engages year-round with current and prospective shareholders and fixed income investors, including:

- retail and institutional:
- portfolio management: and stewardship teams

These efforts often include executive management and occasionally the Lead Non-Management Director and extend to:

- proxy advisory firms,
- sustainability rating firms, and
- credit rating agencies

How We Engage

Year-Round Engagement

Both outside of and leading up to the annual meeting, the Vice President of Investor Relations and Corporate Secretary conduct meetings (in person when possible and by videoconference) and calls to update investors and regularly relay feedback to the Chairman, Lead Non-Management Director, and the Board.

Topics of Engagement

During 2025-26 engagements, we discussed our policy statements as well as the following topics:

- **Business Update:** Update on our strategic focus areas, recent executive leadership promotions, and recent performance in light of the challenging macroeconomic and geopolitical environment;
- **Board Leadership Structure, Composition and Refreshment:** Alignment of board leadership structure, composition and skills with Company strategy and performance;
- **Board Oversight of Material Issues:** Board oversight of strategy, succession planning, and cybersecurity:
- **Shareholder Rights and Corporate Governance:** Corporate governance policies and practices, shareholder rights, the Company's tenure-based voting structure, and shareholder outreach efforts; and
- **Executive Compensation:** Key features of our compensation program and its continued alignment with Company strategy and performance.




Shareholders

Fixed Income Investors

Agencies
Proxy Advisory Firms, Sustainability Rating Firms, Credit Rating Agencies

Communications with Directors

Shareholders and other interested parties may contact members of the Board by mail. If you wish to communicate with the Board, any individual Director, or any group or committee of Directors, address your correspondence to the Board or to such individual Director, group, or committee, c/o the Corporate Secretary of Aflac Incorporated, 1932 Wynnton Road, Columbus, Georgia 31999. The Corporate Secretary will forward any message that is not in the nature of advertising, promotions of a product or service, or patently offensive material.

Governance Documents

Charters for the Audit and Risk Committee, the Compensation Committee, and the Corporate Governance Committee, as well as the Company's Guidelines on Significant Corporate Governance Issues, the Code of Business Conduct and Ethics and other governance-related documents, may all be found on the Company's website, aflac.com, under "Investors," then "Governance," then "Governance Documents." Shareholders can request printed copies of these documents by submitting a request to the Corporate Secretary at the address shown above.

Code of Business Conduct and Ethics

The Company's Code of Business Conduct and Ethics applies to all Directors, executives, and employees of the Company and its subsidiaries. In addition, there are provisions specifically applicable to the Chief Executive Officer, the Chief Financial Officer, and the Chief Accounting Officer. The Company intends to satisfy any disclosure requirements regarding amendments to, or waivers of, any provision of the Code of Business Conduct and Ethics by posting such information on our website, aflac.com, under "Investors," then "Governance," then "Governance Documents."

Director Compensation

Directors who also serve as employees of the Company or its subsidiaries do not receive compensation as Board members. The Compensation Committee reviews our policy regarding total compensation for Non-employee Directors at least every other year and recommends compensation to the Board consistent with that policy. When making its recommendation, the Compensation Committee considers a variety of factors, including the Non-employee Director pay packages at our peer group companies, the skills and backgrounds required of Non-employee Directors to serve on the Company's Board, and the balance between the cash and equity components of the package. The Board makes final determinations regarding Non-employee Director compensation.

> **The Compensation Committee assesses Director compensation and uses its independent compensation consultant to benchmark against the peer group at least every other year.**

Cash Compensation

For 2025, cash compensation for the Non-employee Directors was as follows:

All Non-employee Directors (annual cash retainer)	$135,000 annually
All Audit and Risk Committee members	Additional $15,000 annually
Chairs—Compensation, Corporate Governance, Corporate Social Responsibility and Sustainability, Corporate Development, Finance and Investment	Additional $25,000 annually
Chair—Audit and Risk	Additional $35,000 annually
Lead Non-Management Director[1]	Additional $50,000 annually

[1]   The aggregate dollar value will be increased to $60,000 in 2026 to align cash compensation with the peer group median as determined by the Compensation Committee's independent compensation consultant.

Non-employee Directors may elect to have all or a portion of their Board annual cash retainer and other cash compensation paid in the form of immediately vested nonqualified stock options, restricted stock that vests after one year of continued service, or a combination thereof as determined by the Board. In 2025, one Non-employee Director elected to receive restricted stock in lieu of an annual cash retainer and other cash compensation.

Equity Compensation

As shown below, Non-employee Directors also receive equity on a regular basis to further align their interests with those of our shareholders.

Timing of equity grant	Form of equity grant[1]	Value of equity grant[2]
Upon joining the Board	nonqualified stock options, restricted stock, stock appreciation rights, or a combination thereof	aggregate value as determined by the Board not in excess of the value of a nonqualified stock option covering 20,000 shares of Common Stock
Annually, at the discretion of the Board	restricted stock, nonqualified stock options, stock appreciation rights, or a combination thereof	aggregate dollar value of approximately $180,000[3]

[1]   If the Board determines that restricted stock grants will be made, it may permit Non-employee Directors to elect to receive nonqualified stock options in lieu thereof. In 2025, the Board made grants of restricted stock, and none of the Non-employee Directors made the election.

[2]   The values of any nonqualified stock options or stock appreciation rights are determined based upon the most current Black-Scholes-Merton three-year period valuation price of option shares as determined by the Compensation Committee's independent compensation consultant. For grants made in the three-year period of 2025 to 2027, our deemed fair value of a stock option is $24.64.

[3]   The aggregate dollar value will be increased to $195,000 in 2026 to align the grant with the peer group median as determined by the Compensation Committee's independent compensation consultant.

The Company believes its Non-employee Directors should have a significant equity interest in the Company and has enforced stock ownership guidelines for the Non-employee Directors since 1998. A summary of the requirements is shown below.

Position	Ownership Guideline	What Counts	What Does Not Count
Non-employee Directors	**5x** annual cash retainer	Ownership includes all shares beneficially owned by the Non-employee Director, as well as time-based, unvested restricted shares.	Stock options (vested or unvested) do not count toward these stock ownership guidelines.

Each Non-employee Director has stock ownership that exceeds the ownership guidelines or is working toward meeting the requisite guideline within the allowed time frame. For additional information, please see "Additional Executive Compensation Plan Practice and Procedures" on page 56.

Vesting

Grants of stock options or, if elected, restricted stock, made to Non-employee Directors upon joining the Board become vested one year from the grant date, generally subject to continued service. Grants of restricted stock or, if elected, stock options, made to Non-employee Directors at the time of an annual meeting become vested at the next annual meeting, generally subject to continued service. Notwithstanding the foregoing, as noted under the "Cash Compensation" section above, stock options granted to Non-employee Directors at their election in lieu of their annual cash retainer and other cash compensation are fully vested upon grant. Upon death or disability or a change in control of the Company, Non-employee Directors will become 100% vested in all outstanding options and stock awards.

2025 Director Compensation

The following table identifies each item of compensation paid to Non-employee Directors for 2025.

Name[1]	Fees Earned or Paid in Cash[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
W. Paul Bowers	225,036	180,092	—	—	—	405,128
Arthur R. Collins	160,000	180,092	—	—	—	340,092
Michael A. Forrester	90,000	492,901	—	—	—	582,901
Miwako Hosoda	135,000	180,092	—	—	—	315,092
Thomas J. Kenny	160,000	180,092	—	—	—	340,092
Georgette D. Kiser	150,000	180,092	—	—	—	330,092
Karole F. Lloyd	185,000	180,092	—	—	—	365,092
Nobuchika Mori	135,000	180,092	—	—	—	315,092
Joseph L. Moskowitz	175,000	180,092	—	—	—	355,092
Katherine T. Rohrer	160,000	180,092	—	—	—	340,092

[1] Daniel P. Amos is not included in the table because he is an employee and thus did not receive compensation for his services as a Director. The compensation received by Mr. Amos as an employee is shown in the 2025 Summary Compensation Table.

[2] W. Paul Bowers elected to receive his annual cash retainer and other cash compensation in restricted stock. The fair value of these shares, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718") using the closing per-share stock price on the date of grant (May 5, 2025) of $105.75, was $225,036.

[3] This column represents the aggregate grant date fair value, calculated in accordance with ASC 718 for financial statement purposes for restricted stock granted in 2025. The fair values of the awards were calculated using the closing per-share stock price on the date of grant of $105.75 for the awards, which were all granted on May 5, 2025. As of December 31, 2025, the following Non-employee Directors held the following number of restricted stock awards: W. Paul Bowers, 3,894; Arthur R. Collins 1,731; Michael A. Forrester, 4,737; Miwako Hosoda, 1,731; Thomas J. Kenny, 1,731; Georgette D. Kiser, 1,731; Karole F. Lloyd, 1,731; Nobuchika Mori, 1,731; Joseph L. Moskowitz, 1,731; and Katherine T. Rohrer, 1,731.

[4] As of December 31, 2025, each non-employee Director held stock options covering the following number of shares of Common Stock: Joseph L. Moskowitz, 32,154.

CD&A AT-A-GLANCE

This summary highlights certain information contained in the Compensation Discussion and Analysis below, but it does not contain all of the information you should consider.

2025 Business Overview

CASH DIVIDEND	**3-YEAR TSR**
+16.0%	**+63.8%**
NET EARNINGS	**REPURCHASED SHARES**
$3.6B	**$3.5B**
RETURN ON EQUITY (ROE)	**EARNINGS PER DILUTED SHARE (EPS)**
13.1%	**$6.82** (29.2)%▼
ADJUSTED RETURN ON EQUITY (AROE) EX-FX[1]	**ADJUSTED EPS EX-FX**[1]
17.5%	**$7.46** 3.5%▲
AFLAC JAPAN SOLVENCY MARGIN RATIO (SMR)	**AFLAC U.S. COMBINED RISK-BASED CAPITAL (RBC) RATIO**[2]
995%	**570%**

Pay-For-Performance Compensation Philosophy

OUR COMPENSATION PHILOSOPHY PILLARS

1   We Pay for Performance.

2   We Seek to Attract and Retain Talent.

3   We Use Compensation "Best Practices."

[1]   Adjusted return on equity excluding foreign currency impact and adjusted earnings per diluted share excluding foreign currency impact are not calculated in accordance with generally accepted accounting principles in the U.S. (GAAP). See Appendix A to this Proxy Statement for the definition of these non-GAAP measures and reconciliation to the most comparable GAAP financial measures.

[2]   The Company calculates its combined RBC ratio to include all U.S. regulated life insurance entities as if they were a single combined U.S. RBC entity net of intercompany items related to capital resources and risk.

Elements of Our Executive Compensation Program

We consider annual incentive (e.g., our Management Incentive Plan) and long-term incentive compensation to be the most important compensation awarded; these pay elements represent the largest part of total rewards for executives and provide the strongest link to Company results for our key financial and strategic metrics and shareholder value creation.



CEO TARGET COMPENSATION MIX

91% Performance-based

- **9%** Base Salary
- **22%** Management Incentive Plan
- **69%** Long-Term Incentive



OTHER NEOs AVERAGE TARGET COMPENSATION MIX

83% Performance-based

- **17%** Base Salary
- **29%** Management Incentive Plan
- **54%** Long-Term Incentive

2025 Management Incentive Plan Performance

	Performance	Result
Corporate Metric:		
Adjusted Earnings per Diluted Share on a Consolidated Basis for the Company (Excluding Foreign Currency Effect)	$7.52*	●
U.S. Segment Metrics:		
New Annualized Premium Sales (% change over 2024)**	2.98%	◖
Net Earned Premium (% change over 2024)	2.92%	◖
Japan Segment Metrics:		
New Annualized Premium Sales (in billions of yen) (as adjusted for MIP)**	¥74.2	●
Net Earned Premium (% change over 2024) (as adjusted for MIP)**	(4.13)%	◖
Global Investments Metrics:		
Net Investment Income (U.S. and Japan GAAP Segments Only)	Budget plus 5.78%	●
Credit Losses/Impairments	$(209 million)	◖

*   Adjusted earnings per diluted share on a currency-neutral basis for the full year came in at $7.46 per share as reported; however, applying the definition of the compensation metric increased the achieved result to $7.52 on a currency-neutral basis.

**   See Appendix B to this Proxy Statement for the definition and description of calculation of operational measures.

2023-2025 Long-Term Incentive Performance Results*

	Performance	Result
Metrics:		
Currency Neutral AROE Result (70% Weighted)	14.8%	◖
SMR (15% Weighted)	1,003%	●
RBC (15% Weighted)	652%	●
RTSR Modifier	47th percentile	◖

*   Excluding Mr. Miller who participated in a separate plan. Details on his specific plan are shown on page 54.



● Exceeded Maximum Goal   ◖ Between Target and Maximum Goal   ◔ Between Minimum and Target Goal   ○ Below Minimum Goal

EXECUTIVE COMPENSATION

Named Executive Officer Compensation ("Say-on-Pay")

We are committed to achieving a high level of total return for our shareholders. From the end of August 1990, when Daniel P. Amos was appointed the CEO, through December 31, 2025, the Company's total return to shareholders, including reinvested cash dividends, has exceeded 21,594%, compared with 4,123% for the Dow Jones Industrial Average, 4,223% for the S&P 500 Index, and 1,916% for the S&P 500 Life & Health Insurance Index over the same period.



The Board of Directors recommends a vote FOR our executive compensation program.

We believe our compensation policies and procedures are strongly aligned with the long-term interests of our shareholders and exemplify our pay-for-performance culture . Beginning in 2008, we voluntarily provided our shareholders an annual advisory vote (commonly known as "Say-on-Pay"), which is now required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. In accordance with Section 14A of the Exchange Act, this vote gives you as a shareholder the opportunity to endorse or not endorse the compensation of our named executive officers through the following resolution:

"Resolved, on an advisory basis, the shareholders of Aflac Incorporated approve the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis and accompanying tables and narrative in the Notice of 2026 Annual Meeting of Shareholders and Proxy Statement."

Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will take the outcome of the vote into account when considering future executive compensation arrangements.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") provides a detailed description of our executive compensation philosophy and programs, the decisions made by the Compensation Committee related to those programs, and the factors considered when making those decisions.

IN THIS SECTION

Executive Summary

This CD&A focuses on our named executive officers ("NEOs") for 2025, who were:

    

Daniel P. Amos	**Max K. Brodén**	**Bradley E. Dyslin**	**Virgil R. Miller**	**Audrey Boone Tillman**
CHAIRMAN and CHIEF EXECUTIVE OFFICER (CEO)	SENIOR EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER (CFO)	EXECUTIVE VICE PRESIDENT, GLOBAL CHIEF INVESTMENT OFFICER; PRESIDENT, AFLAC GLOBAL INVESTMENTS	PRESIDENT, AFLAC INCORPORATED and AFLAC U.S.	SENIOR EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL

Pay-For-Performance Compensation Philosophy

Our compensation programs are designed to ensure that a substantial amount of executive pay is directly linked to the Company's results. We believe this is an appropriate and effective method for creating alignment with shareholder interests and that it has played a significant role in making the Company an industry leader. Importantly, performance-based elements of our compensation programs apply to all levels of Company management—not just the executive officers. In fact, pay-for-performance components permeate compensation at nearly every employee level. As a result, we are able to attract, retain, motivate, and reward talented individuals who have the necessary skills to manage our growing global business on a day-to-day basis and to position the Company for success in the future.

The Compensation Committee's independent compensation consultant, Mercer (US) LLC, works with the Compensation Committee to review executive compensation practices, including the competitiveness of pay levels, design issues, market trends, and other technical considerations.

Our executive compensation program is designed to drive shareholder value via three compensation philosophy pillars:

1 A pay-for-performance philosophy and compensation program structure that directly motivates our executives to achieve our annual and long-term strategic and operational goals	**2** Compensation elements that help us attract and retain high-caliber talent to lead the Company	**3** "Best practice" compensation governance policies, such as stock ownership guidelines, clawback policy, and no change-in-control excise tax gross-ups

2025 Business Overview

Total Shareholder Return ("TSR")

CASH DIVIDEND

+16.0%

We increased our cash dividend, marking the 43rd consecutive year of increasing the dividend.

3-YEAR TSR

+63.8%

Our three-year TSR* was **63.8%**, versus 34.3% for the S&P 500 Life and Health Insurance index. Our annual TSR* was 8.9%, versus 6.7% for the S&P 500 Life and Health Insurance index.

3-YEAR TSR RELATIVE TO PEER GROUP ("RTSR")

47th

Percentile Rank

Financial Highlights

RETURN ON EQUITY (ROE)

13.1%

NET EARNINGS

$3.6B

EARNINGS PER DILUTED SHARE (EPS)

$6.82

(29.2)%▼

AROE EX-FX[1]

17.5%

Aflac U.S.:
Sales[2] were **up 3%**.

Net Earned Premium was **up 2.9%, which was below the target MIP goal**.

ADJUSTED EARNINGS EX-FX[1]

$4.0B

Aflac Japan:
Sales[2] were **up 16%**.

Net Earned Premium (as adjusted for MIP)[2] was **down 4.1%, which was above the target MIP goal**.

ADJUSTED EPS EX-FX[1]

$7.46

3.5%▲

Capital

REPURCHASED SHARES

$3.5B

We repurchased approximately 33.0 million of the Company's shares as part of a balanced capital allocation program.

REGULATORY

995%

Aflac Japan Solvency Margin Ratio (SMR)

570%

Aflac U.S. Combined Risk-Based Capital (RBC) Ratio[3]

---

*   As of December 31, 2025

[1]   The adjusted return on equity (AROE), excluding the impact of foreign currency, and adjusted earnings and adjusted earnings per diluted share (adjusted EPS), excluding the impact of foreign currency, metrics are our principal financial measures used to evaluate management's performance, and we believe they continue to be a key driver of shareholder value. See Appendix A to this Proxy Statement for definitions of these non-GAAP measures and reconciliation to the most comparable GAAP financial measures.

[2]   See Appendix B to this Proxy Statement for the definition and description of calculation of operational measures.

[3]   The Company calculates its combined RBC ratio to include all U.S. regulated life insurance entities as if a single combined U.S. RBC entity net of intercompany items related to capital resources and risk.

2025 Operating Results

In 2025, the Company continued to build upon our market-leading position in supplemental health insurance to drive long-term shareholder value.

Aflac Incorporated

For 2025, the Company reported net earnings per diluted share of $6.82 and adjusted earnings per diluted share of $7.49, or $7.46 excluding the effect of foreign currency, which was the Company's best year in its history. Earnings benefited primarily from the favorable underwriting experience in Japan relative to our expectations, which resulted in significant remeasurement gains in the third quarter of the year. The earnings also benefited from disciplined expense management in both Japan and the U.S.

For the year, the Company generated a strong return on equity of 13.1% and our AROE, excluding the impact of foreign currency, for the full year was 17.5%. The adjusted leverage ratio[1] of 21.4% fell within a conservative range of 20% to 25%.

Management and the Board are committed to ensuring comprehensive risk management and to safeguarding the Company's financial strength. Aflac Japan ended the year with an SMR of 995%, and Aflac U.S. had a combined RBC ratio of 570%. The Company's strong capital and cash flow continue to support our financial strength ratings, which are among the highest in the industry, $3.5 billion in share repurchase in 2025, and our 43-year track record of increased Common Stock dividends.

RETURN ON EQUITY

13.1%

ADJUSTED RETURN ON EQUITY (AROE) EX-FX[1]

17.5%

AFLAC JAPAN'S SMR RATIO

995%

AFLAC U.S. COMBINED RBC RATIO

570%

Aflac U.S.

2025 Selected Results

- Aflac U.S. continued to focus on more profitable growth through our stronger underwriting discipline in 2025. Compared to 2024:
  - Net earned premiums of nearly $6.0 billion, an increase of 2.9%.
  - Sales of nearly $1.6 billion were up 3.0%.
  - Persistency decreased slightly by 10 basis points but remained strong at 79.2%.
- Productivity of average weekly producers was at an all-time high.

Aflac Japan

2025 Selected Results

- Aflac Japan's sales grew 16.0% for the year reflecting robust sales of *Miraito*, our latest cancer insurance product, and the continued success of agencies selling *Tsumitasu*, our repriced life insurance product which offers an asset formation component and options such as nursing care.
- Net earned premiums decreased 3.9% due primarily to the 2024 reinsurance transaction and first sector policies reaching paid up status.
- Persistency remained strong at 93.1% for the year.
- General adjusted expenses increased 2.6% due primarily to higher technology and sales-related expenses.

Global Investments

2025 Selected Results

- Aflac Global Investments navigated volatile market conditions without realizing material losses, impairments, or credit losses while managing a $95.8 billion book value portfolio. This portfolio includes multiple public and private asset classes and a fixed maturities portfolio with an average single-A rating.
- The portfolio posted solid performance with net investment income decreasing 1.0%.
  - In 2025, Aflac Global Investments produced adjusted net investment income of ¥385.8 billion for Aflac Japan and $830 million for Aflac U.S., which represented decreases of 5.9% and 2.0%, respectively, from the prior year.
  - Our growing alternatives portfolio contributed $259 million of variable investment income in 2025, $2 million higher than 2024. We remain committed to a disciplined approach to building an alternatives portfolio.

[1]   See Appendix A to this Proxy Statement for a reconciliation of this non-GAAP measure to the most comparable GAAP financial measure.

Summary of Our Executive Compensation Program

As a leader in our industry segment, we recognize that a sound executive compensation program is one element of why we are an employer of choice and why our shareholders have consistently supported our executive compensation program through our annual Say-on-Pay vote. Our executive compensation program directly links compensation incentives with our business goals and shareholder interests.

We consider annual incentive and long-term incentive compensation to be the most important compensation awarded because these pay elements represent the largest part of total rewards for executives and provide the strongest link to Company results and shareholder value creation. Moreover, incentive compensation enables us to attract, retain, motivate, and reward talented individuals who have the necessary skills to manage our growing global enterprise now and for the future. Due to our focus on incentive compensation, base salary is the smallest component of compensation for the NEOs.

Key Elements of Our 2025 Executive Compensation Program



CEO Pay Mix and Element	Terms	Performance Measure(s)		Objective(s)
BASE SALARY **9%**	The fixed amount of annual cash compensation for performing day-to-day responsibilities. Generally reviewed biennially for potential increase based on a number of factors, including market levels, performance, and internal equity.	Levels set based on market data, job scope, responsibilities, experience, and individual performance.		• Attract and retain talent
MANAGEMENT INCENTIVE PLAN ("MIP") **22%**	Annual variable cash incentive compensation based on the achievement of predetermined annual performance goals. **Weighting of performance metrics varies based on NEO role**	Performance metrics align with our business strategy, geographic segment goals, and key value drivers: • Corporate goal: adjusted earnings per diluted share, excluding the impact of foreign currency • U.S. goals: new annualized premium sales, net earned premium, total adjusted expense ratio and pretax adjusted earnings • Japan goals: new annualized premium sales, net earned premium • Global Investments goals: net investment income; credit losses/impairments Performance goals are rigorous and set to align the Company's business plan with the expectation of achieving target performance.		• Motivate executives and reward annual operational and strategic performance • Drive enterprise growth • Focus on key near-term drivers of long-term value for our business • Retain key talent • Exercise sound risk-management practices
LONG-TERM INCENTIVES ("LTI") **69%**	Long-term variable equity awards granted annually in performance-based restricted stock ("PBRS") (100% of LTI for the CEO and other NEOs) under the Company's Long-Term Incentive Plan. PBRS vests based on three-year financial performance and relative total shareholder return (TSR). **100% performance-based LTI with 3-year performance period**	**Adjusted Return on Shareholders' Equity (AROE) EX-FX** **70%** **Risk-Based Capital (RBC)** **15%** **Solvency Margin Ratio (SMR)/Economic Solvency Ratio (ESR)** **15%**	AROE, RBC, and SMR/ESR are metrics that affect our long-term business strategy and operating environment. Payout is also contingent on a relative TSR modifier, which can adjust PBRS payouts up or down by 20%.	• Motivate executives and reward long-term operational and strategic performance • Focus on key long-term value drivers for our business • Align executives' interests with shareholders' interests • Retain key talent • Exercise sound risk-management practices

91% performance based

Outcome of 2025 Say-on-Pay Vote

The Company has a history and a well-earned reputation with its shareholders as a transparent organization. That commitment to transparency on all levels was a driving force behind our decision in 2008 to allow shareholders a "Say-on-Pay" advisory vote, years before such votes became mandatory for most public companies. In 2025, over 96% of our shareholders voted in favor of our NEO executive compensation program.

Consistent with our approach in prior years, the Company engaged in shareholder outreach efforts throughout 2025. The feedback from these conversations, together with a thorough analysis of best practices and guidance from our independent compensation consultant, was incorporated into the Compensation Committee's regular review of our compensation programs.

Compensation program changes, if any, are made with a focus on ensuring that pay is linked to Company performance and corporate strategy. We continually analyze our compensation program to ensure that we remain current in our approaches, a leader in executive compensation best practices, and cognizant of shareholder viewpoints. Moreover, we pride ourselves on incorporating ethics and transparency into everything we do, including compensation design and disclosure. Accordingly, we will continue our review and dialogue with investors to determine if additional changes are warranted.

After careful consideration, the Compensation Committee did not make any changes to our executive compensation program and policies for 2025.

2025 SAY-ON-PAY SUPPORT

96.6%



Compensation Design and Philosophy

Strong Compensation Governance Policies and Leader in Best Practices

The Company has long been a leader in corporate governance best practices. Our executive compensation program reflects the strong, long-standing governance policies outlined below.

What We Do ✔	 What We Don't Do
✔ First public company in the U.S. to provide shareholders with a Say-on-Pay vote (voluntary action starting in 2008, three years before such votes were required)	✖ No golden parachute payments for CEO following a change in control
✔ Prioritize active engagement with our shareholders regarding our compensation program	✖ Officers and Directors may not implement 10b5-1 plans unless approved by the Compensation Committee
✔ History of responding to our shareholders' feedback	✖ All employees are prohibited from hedging or engaging in short sales of Company stock
✔ Adherence to a rigorous pay-for-performance philosophy in establishing program design and targeted pay levels for NEOs	✖ Executive officers and Directors may not pledge Company stock
✔ Caps on incentive plan payout opportunities that are consistent with typical market practices	✖ No repricing underwater stock options
✔ Compensation Committee oversees the program	✖ No change-in-control excise tax gross-ups
✔ Independent compensation consultant is hired by and reports to the Compensation Committee	
✔ Annual report by the independent compensation consultant to the full Board on CEO pay and performance alignment	
✔ Long-standing stock ownership guidelines for executive officers and Non-employee Directors	
✔ Long-standing clawback policy, which was recently revised to exceed current regulatory requirements through inclusion of additional triggers for recoupment	
✔ Double trigger requirements in all employment agreements with change-in-control provisions	

Process of Setting Executive Compensation

Roles and Responsibilities

Compensation Committee	with assistance from its **Independent Compensation Consultant** who	and input from **Management** who
• reviews the Company's executive compensation plans; • evaluates the performance of the CEO; • determines and approves the CEO's compensation level; • evaluates annually the performance of the other executive officers of the Company; • reviews and approves the compensation levels of other executive officers; and • reviews perquisites or other personal benefits to the Company's executive officers and Non-employee Directors.	• provides comparative company performance to assess proposed NEO compensation; • provides competitiveness evaluations of the Company's executive compensation and benefit programs; • reviews plan design issues and recommends improvements; • reports on trends and developments in the marketplace; • provides assessments on the relationship between executive pay and performance; • provides assessments on proposed performance goals and ranges for incentive plans; • conducts training sessions for the Compensation Committee; and • proposes the compensation for Non-employee Directors.	• recommends to the Compensation Committee the specific Company performance objectives; and • ensures performance objectives are aligned with corporate strategy, with the objective of supporting long-term shareholder value creation and promoting financial discipline.

Independent Compensation Consultant

The Compensation Committee is directly responsible for the appointment, compensation and oversight of the work of any compensation consultant or other adviser retained by the Compensation Committee. The Compensation Committee has retained a nationally recognized compensation consultant, Mercer (US) LLC ("Mercer"), to assist and advise the Compensation Committee in designing and refining the Company's executive compensation program. Fees paid to Mercer for these services totaled $337,428 in 2025. Management retained certain Mercer affiliates to provide additional services not pertaining to executive compensation during 2025, and approved payments for those services totaling $532,021. Those additional services included developing a strategic approach to create a more diverse sales channel network across the U.S. to support increased opportunities for revenue growth. In addition, as the Company grows the sales of its insurance products through brokers in the U.S., this has resulted in commission payments totaling $23,398,828 during 2025 to the broker subsidiaries of Mercer. These subsidiaries are separate from the subsidiary that provides compensation consulting to the Company. As reported by Mercer to the Compensation Committee, the total payments from the Company represented 0.10% of Mercer's parent company's annual revenue. The Compensation Committee assessed Mercer's independence pursuant to SEC rules and NYSE listing standards and concluded that no conflict of interest exists with respect to the work Mercer performs for the Compensation Committee.

Importance of the Peer Group

The Compensation Committee sets target compensation for the NEOs at market competitive levels with the assistance of its independent compensation consultant. Factors considered include target pay levels in the market for comparable roles, the primary duties and responsibilities of the role at the Company, and the individual's relevant experience and performance.

As discussed in this CD&A, the Compensation Committee considers our peer group when setting compensation amounts and targets. Each year, the Compensation Committee, with the assistance of its independent compensation consultant, reviews the composition of the peer group to assess its continued appropriateness. Key factors the Compensation Committee considers during this annual review include operating characteristics, revenue size, asset size, profitability, market value, and total number of employees. Based on the annual review, the Compensation Committee selects a peer group of companies that are engaged in businesses similar to that of the Company, are of a similar size as the Company, and compete against the Company for talent. Overall, in terms of the size factors considered, the Company is positioned near the middle of this group.

2025 Peer Group		Changes from 2024 Peer Group
The Allstate Corporation	Lincoln National Corporation	**Additions +**
Assurant, Inc.	Manulife Financial Corporation	N/A
Brighthouse Financial	MetLife, Inc.	
Chubb Limited	Principal Financial Group, Inc.	
Corebridge Financial	The Progressive Corporation	**Removals -**
Equitable Holdings	Prudential Financial, Inc.	N/A
The Hartford Financial Services Group, Inc.	The Travelers Companies, Inc.	
Humana Inc.	Unum Group	

There were no changes in the peer group in 2025 from the peer group in 2024. The data below shows how the Company's revenues, total assets, and market value compare to the peer group medians:

($ millions)	Revenue[1]	Total Assets[2]	Market Value[2]
Aflac Incorporated	$17,164	$116,470	$57,794
Peer Median	$36,004	$257,064	$34,602
Percentile Rank for Aflac Incorporated vs. Peers	31st	26th	77th

[1] For the year ending December 31, 2025
[2] As of December 31, 2025

Performance-Based Compensation: How Performance Goals Are Set

The Board and the Compensation Committee believe it is important for the Company to manage its business to provide long-term value to our shareholders. Therefore, performance goals under the MIP and LTI programs involve metrics that support shareholder returns, and payouts depend entirely upon the level of achievement of those goals. The following sections provide detail on how we select metrics under the MIP and LTI program, determine performance target amounts and other important considerations in setting these targets.

While performance goals are continually evaluated and refreshed as appropriate, we have used the same methodology for setting MIP and LTI goals for many years. Segment metrics for Aflac U.S., Aflac Japan, and Global Investments are consistent with assumptions used in developing segment financial projections (described below) based on the Company's best estimates for the coming year. The segment projections are consolidated into the corporate financial projection used to develop performance targets.

The goal-setting process generally proceeds in two stages:

1 RECOMMEND

- The Company's CEO and CFO, in consultation with Mercer, recommend to the Compensation Committee specific Company performance objectives that are aligned with corporate strategy and thus are designed to drive shareholder value and ensure financial soundness.
- Recommended ranges are based, in part, on past performance results and scenario tests of the Company's financial outlook as projected by a complex financial model.
- The model projects the impact on various financial measures using different levels of total new annualized premium sales, investment returns, budgeted expenses, morbidity, persistency, return on equity, and capital ratios.

2 ESTABLISH

- The Compensation Committee refers to these modeled results to establish a target performance level, as well as a minimum and maximum level, for each performance goal.
- The target goal is not necessarily equidistant between the minimum and maximum goals. Instead, for certain key metrics the MIP payout curve is "sloped" to require significant above-target performance to achieve a maximum payout.
- Correspondingly, the payout for a minimum result is one-half of the target payout, while the payout for the maximum goal (or better) is twice the target payout.
- No payouts are made for performance below the minimum goal.
- Interpolation is used to calculate incentive payouts for results between minimum and target goals or target and maximum goals.
- The 2025 MIP goals were approved by the Compensation Committee in March 2025.

For 2025, the Compensation Committee established the following metrics under the MIP:
- Corporate Metric: Adjusted earnings per diluted share excluding foreign currency effect
- U.S. Segment: New Annualized Premium Sales and Net Earned Premium
- Japan Segment: New Annualized Premium Sales and Net Earned Premium
- Global Investment Metrics: Net Investment Income (U.S. and Japan GAAP Segments only) and Credit Losses/Impairments

Considerations in setting the target goal amount for each of these MIP metrics are described in more detail below.

Importance of Measuring Management's Performance Excluding the Impact of Currency

Since 1991, the Company has communicated external earnings results that exclude foreign currency effects. Similarly, objectives are set on a currency-neutral basis.

Aflac Japan's performance is important to our results, as the Japan segment accounted for approximately 53% of total adjusted revenues for the year ending December 31, 2025. The Company's reported U.S. GAAP revenue, earnings, assets, book value, and cash flow are affected by changes in the relative values of the yen and the dollar, which changes are outside management's control. When setting the objectives, the Compensation Committee strongly believes that management should not be unduly rewarded because of short-term movement in the yen/dollar exchange rate when the yen is strong or penalized in periods of yen weakening when those currency shifts influence key incentive compensation metrics.

MIP Target-Setting

In addition to currency neutrality, the Compensation Committee considers the prior year's results, current business operating environment and the forecasts emerging from the Company's strategic planning process when setting objectives for each MIP metric. For 2025, the majority of the MIP performance metrics were structurally consistent with the 2024 performance objectives, including weightings with specific "sloping" targets, with ranges adjusted for the 2025 financial plan. The Company utilizes an outlook of adjusted earnings per share in setting MIP goals. The goals for these metrics are generally consistent with the Company's public disclosure during the Financial Analysts Briefing on December 3, 2024, and the subsequent fourth quarter 2024 earnings release and conference call.

Metric	Performance Measures	Factors Considered in Setting Goal Levels
Corporate Metric	• **Adjusted EPS**	In 2024, the Company generated $5.4 billion in net earnings, up 16.8% for the year, or $9.63 per diluted share. The Company also reported a 9.1% increase in adjusted earnings for the year, which were $4.1 billion, and adjusted earnings per diluted share of $7.21, which was up 15.7%. This increase was supported by the repurchasing of $2.8 billion (30.4 million) of the Company's shares and higher adjusted earnings. Higher adjusted earnings were primarily driven by higher net investment income and a lower benefit and expense ratio in the U.S.
		For 2025, the Company's currency-neutral adjusted EPS was expected to be lower than the previous year primarily due to lower adjusted earnings which included headwinds to both total adjusted revenues and other adjusted expenses resulting from lower net investment income in both Japan and U.S., lower earned premium in the Japan segment mainly from paid-up impact, and higher benefit ratios primarily due to favorable third quarter unlocking impacting to prior year comparison and higher 2025 U.S. Segment benefit ratio estimates driven by continued initiatives to provide better value for the customer.
		Consistent with prior years, we continue to slope the ranges for adjusted EPS to require higher performance for maximum payout.
U.S. and Japan Segment Metrics	• **New Annualized Premium Sales** • **Net Earned Premium**	In 2024, Aflac U.S. new annualized premium sales decreased 1.0%. The decrease in new annualized premium sales for Aflac U.S. in 2024 primarily reflected lower sales of group voluntary benefit products impacted by a continued focus on profitable growth, as well as softer sales of network dental. Net earned premiums increased 2.7% in 2024 primarily due to higher net earned premiums from growth initiatives including group life and disability and consumer markets businesses. Moving into 2025, our business focus continued to be building out our growth properties, while continuing to strengthen our distribution reach for our core voluntary products. The Company expected sales growth in 2025 and the Compensation Committee set a range of 0% to 14% increase in sales for the year. After considering current economic volatility and our expected sales growth, the Company expected net earned premium growth in the 1.3% to 5.3% range.
		Similarly, in Japan, the focus was on post-pandemic recovery and realization of investment in product development. In 2024, Aflac Japan new annualized premium sales increased 5.6% to ¥64.1 billion, which was largely driven by an increase in *Tsumitasu*. This contributed to strengthening our customer base, which is crucial for our future growth. Moving into 2025 the Compensation Committee decided to shift the range of sales upwards for the year because the third sector sales are expected to continue to grow due to a very extensive product line up with *Tsumitasu* and *Miraito* and our focus on hiring activities of the mainstay associates and expanding the number of sales agents. Additionally, net earned premium was expected to decline largely due to limited pay third sector policies becoming paid-up and the impacts of reinsurance. The Compensation Committee set a range of approximately ¥63.0 billion to ¥72.2 billion for sales including Japan Post and set a range of -5.55% to -4.00% for net earned premium.

Metric	Performance Measures	Factors Considered in Setting Goal Levels
Global Investment Metrics	• Net Investment Income • Credit Losses/ Impairments	For 2025, Aflac Japan net investment income including hedge costs was expected to be lower than the prior year, primarily driven by the lower assets from the additional reinsurance transaction with Aflac Re in 2024. Expected lower yields were largely offset by interest rate hedges. The Company expected net investment income for Aflac U.S. to decrease in 2025, reflecting lower yields and lower deployable cash because of higher contributions to Aflac Incorporated. Our planning assumed a positive 10% return for variable net investment income for both Aflac Japan and Aflac U.S. Target levels for credit losses and impairments are determined with consideration of current asset quality, current and expected market conditions, and potential trading activity to improve the overall health of the portfolio. In order to properly balance income and risk, targets for 2025 were expressed as a range around budget based on a bottom-up review of asset allocation and cash flows. As in 2024, we continued to slope the ranges for Net Investment Income to require above budget targeted performance for maximum payout, while not encouraging excessive risk-taking.

Equity Granting Policies

The following is a discussion of the Company's equity award grant practices in relation to the disclosure of material nonpublic information, as required by Item 402(x) of Regulation S-K. Equity awards are discretionary and are generally granted at the discretion of the Compensation Committee. The Company does not currently (and during 2025 did not) grant stock options to its employees. The Compensation Committee did not take material nonpublic information into account when determining the timing and terms of equity awards in 2025, and the Company does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. Eligible employees, including our NEOs, also have the opportunity to participate in the AFL Stock Plan through monthly payroll deductions. The Company may periodically make additional equity grants during the course of the year, but as a matter of policy does not make equity grants in advance of material news releases. Each year, typically in February, the Compensation Committee meets shortly after the Company's fiscal year results are released to the public. At that time, the Compensation Committee reviews recommendations developed by the CEO and CFO (with input from Mercer as the Compensation Committee's independent consultant) for setting amounts and metrics with respect to LTI awards of PBRS and time-based restricted stock. For PBRS, the specific Company performance objectives are aligned with long-term corporate strategy, and thus are intended to drive shareholder value and ensure financial soundness.

2025 Executive Compensation

Elements of Our Executive Compensation Program

Base Salary

The base salaries of our named executive officers are competitively positioned relative to comparable executives in our peer group and in the broader insurance sector, generally targeting market median, but also reflect each individual's scope of responsibilities and performance. The Compensation Committee uses comparative market data for salaries in reviewing and determining the CEO's salary, and the CEO uses the market data to inform his recommendations to the Compensation Committee regarding the salaries of the other executive officers.

Mr. Amos has not received a salary increase in the last thirteen years. Mr. Brodén, Mr. Miller and Mrs. Tillman received base salary increases effective January 1, 2025 of 8.8%, 17.9%, and 10.0%, respectively, to align their respective base salary competitively relative to similar roles in the market. Mr. Dyslin received base salary increases of 4% and 10% effective January 1, 2025, and July 1, 2025, respectively, to align his respective base salary competitively relative to similar roles in the market.

Named Executive Officer	2025 Base Salary ($)	2024 Base Salary ($)	% Change 2025 vs. 2024
Daniel P. Amos	1,441,100	1,441,100	0.0%
Max K. Brodén	925,000	850,000	8.8%
Bradley E. Dyslin	800,000	700,000	14.3%
Virgil R. Miller	825,000	700,000	17.9%
Audrey Boone Tillman	825,000	750,000	10.0%

Management Incentive Plan

All NEOs are eligible to participate in the Management Incentive Plan (MIP), an annual non-equity incentive plan, which was approved and adopted by the Compensation Committee of the Board in 2023 ("2023 MIP"). The 2023 MIP is a successor to the predecessor MIP that, by its terms, expired with the end of the 2022 bonus year. The essential attributes of the predecessor MIP are unchanged in the 2023 MIP, which, unlike the predecessor MIP, was not adopted subject to shareholder approval because of changes that were made to certain Internal Revenue Code provisions that cause shareholder approval to be unnecessary. The 2023 MIP will continue in effect until terminated by the Compensation Committee or the Board.

Target MIP

The Compensation Committee, with assistance from its independent compensation consultant, established target MIP levels for 2025 for the NEOs. These targets, shown below, were determined to be competitive generally relative to market median targets for executives with comparable positions within our peer group. The target MIP percentages for Mr. Miller and Mrs. Tillman were increased to 150% and 135%, respectively, to align their target MIP competitively relative to similar roles in the market. The targets for the other NEOs remained unchanged from 2024.

The MIP payouts for the NEOs cannot exceed two times their target.

Named Executive Officer	Target MIP (as percent of base salary)
Daniel P. Amos	250%
Max K. Brodén	175%
Bradley E. Dyslin	200%
Virgil R. Miller	150%
Audrey Boone Tillman	135%

MIP Performance Metrics

The performance measures are weighted differently for each NEO and for all other officer levels in the Company. We vary the weightings to reflect how each position can and should influence the outcome of particular metrics.

Metric	Compensation Rationale	Daniel P. Amos	Max K. Brodén	Bradley E. Dyslin	Virgil R. Miller	Audrey Boone Tillman
Corporate Objective						
Adjusted earnings per diluted share on a consolidated basis for the Company (excluding foreign currency effect) This is calculated as: Adjusted earnings, excluding the impact of foreign currency* ÷ Weighted-average diluted shares outstanding	Non-GAAP metric that reflects the overall profitability of the business and focuses management on a combination of top-line growth as well as prudent expense management.	45.60%	40.00%	22.50%	33.33%	37.50%
Subtotal		**45.60%**	**40.00%**	**22.50%**	**33.33%**	**37.50%**
U.S. Segment						
New Annualized Premium Sales** (% change over 2024)	Metrics that focus on increasing insurance product sales in the U.S., while also driving market share growth in the insurance product lines we provide our customers as well as maintaining expense management discipline.	9.00%	10.29%	2.50%	18.00%	15.625%
Net Earned Premium (% change over 2024)		9.00%	10.29%	2.50%	18.00%	15.625%
Subtotal		**18.00%**	**20.58%**	**5.00%**	**36.00%**	**31.25%**
Japan Segment						
New Annualized Premium Sales (as adjusted for MIP)**	Focuses on maintaining our leadership position in cancer and medical (third sector) insurance while also offering first sector protection products. Both third sector and first sector protection products are less interest-rate sensitive than savings-type products and have strong and stable margins.	13.60%	14.28%	3.75%	10.00%	15.625%
Net Earned Premium (% change over 2024) (as adjusted for MIP)**		13.60%	14.28%	3.75%	10.00%	15.625%
Subtotal		**27.20%**	**28.56%**	**7.50%**	**20.00%**	**31.25%**
Global Investments						
Net Investment Income (U.S. and Japan GAAP Segments only)	Recognizes the need to responsibly invest the premium and other cash flows to maximize the risk-adjusted performance of our portfolio, subject to our liability profile and capital requirements.	9.20%	10.86%	45.00%	10.67%	—%
Credit Losses/Impairments		—%	—%	20.00%	—%	—%
Subtotal		**9.20%**	**10.86%**	**65.00%**	**10.67%**	**—%**
Total		**100%**	**100%**	**100%**	**100%**	**100%**

* Adjusted earnings, excluding the impact of foreign currency, is not calculated in accordance with GAAP. See Appendix A to this Proxy Statement for a definition for this non-GAAP financial measure and a reconciliation to the most directly comparable GAAP measure.

** See Appendix B to this Proxy Statement for the definition and description of calculation of operational measures.

2025 MIP Targets and Actual Performance

Corporate Metric

Adjusted earnings per diluted share on a currency-neutral basis for the full year came in at $7.46 per share, and the MIP definition of the metric increased the achieved result to $7.52 on a currency-neutral basis, resulting in a maximum payout for 2025. The net increase of $0.06 based on the MIP definition was primarily due to variable net investment income being capped at +/- 10% of our long-term return expectation. Actual results were below the floor, resulting in a positive $0.06 adjustment.

U.S. Segment Metrics

Aflac U.S. new annualized premium sales increased 3.0%, which resulted in a payout between minimum and target for 2025. Net earned premium increased by 2.9% in 2025, which resulted in a payout slightly below target for 2025.

Japan Segment Metrics

Aflac Japan's new annualized premium sales as reported was ¥74.351 billion, however, an adjustment was made to decrease the result for MIP purposes to ¥74.198 billion, which resulted in a maximum payout for 2025. The reduction was made to exclude the lapse and reissue premium for *Tsumitasu*. Net earned premiums, excluding the impact of deferred profit liability and mid-year financial reinsurance transactions not in plan with a transaction asset threshold or a release of GAAP future policy benefits reserves threshold in excess of ¥3 billion, and earned premiums from Aflac Pet Small amount-and-Short-term Insurance Co., Ltd. that are excluded from the Company's MIP basis, were ¥1.041 trillion (target ¥1.033 trillion) resulting in a payout between target and maximum.

Global Investments Metrics

In 2025, Aflac Global Investments produced adjusted net investment income of ¥385.8 billion for Aflac Japan and $830 million for Aflac U.S. This results in a maximum payout of 200%. Credit losses for the full year were $209 million which results in a payout between minimum and target. Aflac Global Investments continues to generate strong capital and cash flows while maintaining its commitment to prudent liquidity and capital management.

Please refer to the 2025 Business Overview section beginning on page 38 for additional information.

Actual performance relative to 2025 MIP targets was determined after the end of the year and presented to the Compensation Committee for discussion and approval at its February 2026 meeting. For performance, linear interpolation was used to determine payouts for performance between the corresponding goals (i.e., minimum to target, or target to maximum). The following table shows the corporate and business segment metrics, objectives, and results for the 2025 MIP awards.

Named Executive Officers	2025 MIP Objectives: Minimum Goal (50%)	2025 MIP Objectives: Target Goal (100%)	2025 MIP Objectives: Maximum Goal (200%)		2025 Actual: Percent Attained
Aflac Incorporated					
Adjusted Earnings per share (includes hedge costs)[1] *(excluding currency change)*	$5.98	$6.36	$7.05	2025 Actual $7.52	200.00%
Aflac U.S. Segment					
New Annualized Premium Sales** *Percentage increase (decrease) over 2024*	0.00%	6.86%	14.00%	2025 Actual 2.98%	71.90%
Net Earned Premium *Percentage change over 2024*	1.36%	3.35%	5.36%	2025 Actual 2.92%	88.79%
Aflac Japan Segment					
New Annualized Premium Sales (billions of yen)[5] (as adjusted for MIP)**	¥63.000	¥68.000	¥72.200	2025 Actual ¥74.198	200.00%
Net Earned Premium[4] *Percentage increase (decrease) over 2024* (as adjusted for MIP)**	-5.55%	-4.79%	-4.00%	2025 Actual -4.13%	183.80%
Global Investments					
Net Investment Income[2] *Excluding Currency Effect (in Millions of $)*	Budget minus 3.5% $3,340	Budget $3,461	Budget plus 5.0% $3,634	2025 Actual $3,661	200.00%
Credit Losses/Impairments (in Millions of $)[3]	($300)	($175)	($50)	2025 Actual ($209)	86.40%

(1) Adjusted for alternative variable net investment income range per the insurance general account net investment income definition (see footnote 2 below).

(2) Includes Japan, U.S., consolidated Aflac Re, and asset management equity income for Global Investments equity investments, and excludes Aflac Incorporated portfolio income, hedge costs, and impact from unplanned dollar-yen switch trades in Aflac Re. Variable Net Investment Income (Private Equity and Real Estate Equity) is included within a range of -10% to 10% of target variable Net Investment Income. Japan and U.S. metrics adjusted for elements applicable for each segment.

(3) Excludes realized losses on securities sold for pre-approved tax purposes, Japan policy reserve matching and segregated portfolio asset liability management, corporate-shift in RBC drawdown plan, trades in Aflac Re for currency matching (i.e., dollar-yen switch trade) or for generating liquidity for cash settlements or corporate needs, switch trades in excess of $500 million in assets, compliance with internal risk limits. Excludes accounting policy driven mark-to-market losses on equities, alternatives, and perpetual securities. Excludes the change in general credit loss reserves (i.e. CECL). Includes gains on previously impaired securities. Japanese yen losses translated at planned currency effect rate. Includes gains from sale of foreclosed real estate up to the amount of previous impairments related to the asset. Net gain/loss to be captured for Japanese government bonds trades.

(4) Excludes impacts of the amortization of deferred profit liability.

(5) Excludes lapse and reissue premium for *Tsumitasu*. This exclusion had no impact on the payout percentage.

** See Appendix B to this Proxy Statement for the definition and description of calculation of operational measures.

2025 MIP Payouts

The table below reflects target and earned percentages of salary for each NEO for the MIP based on 2025 performance results.

The Compensation Committee has the discretion in certain limited circumstances to adjust the MIP results related to particular performance measures if the Compensation Committee determines that a class of MIP participants would be unduly penalized or rewarded because a payout is incompatible with the performance measure. There were no adjustments to the NEOs' MIP payouts for 2025, and these awards were paid in February 2026.

NEO	As a % of base salary	
	Target	**Earned**
Daniel P. Amos	250%	441%
Max K. Brodén	175%	303%
Bradley E. Dyslin	200%	341%
Virgil R. Miller	150%	233%
Audrey Boone Tillman	135%	216%

For additional information about the MIP, please refer to the 2025 Grants of Plan-Based Awards table below, which shows the threshold, target, and maximum award amounts payable under the MIP for 2025, and the 2025 Summary Compensation Table, which shows the actual amount of non-equity incentive plan compensation paid to the NEOs for 2025.

Long-Term Incentives

Overview of LTI Program

The Compensation Committee administers the Long-Term Incentive Plan. In February 2025, the Compensation Committee authorized grants of LTI variable equity awards to executive officers, including NEOs, in the form of PBRS. All eligible non-executive officers received time-based restricted stock units ("RSUs").

In determining the number of shares of PBRS to be granted to NEOs, the Compensation Committee is advised by its independent compensation consultant. The Compensation Committee's decision is informed by market data regarding comparable executive positions within the Company's peer group and the broader insurance sector, and each NEO's tenure and performance. Based on these considerations, the Compensation Committee determines award levels that it believes are competitive within the Company's peer group and the broader insurance sector, generally targeting the market median, and will be effective at aligning the NEO's compensation with performance and the interests of our shareholders. Future payouts (if any) on the February 2025 PBRS awards will be based on the Company's performance from 2025 through 2027 and will vary between 0% and 200% of the target number of PBRS granted, which is consistent with typical market practices.

LTI awards will vest three years from the issuance date, generally subject to combined service and satisfaction of performance conditions and final Compensation Committee authorization.

Target LTI Awards

The pay program for the CEO follows a market-based approach. The Compensation Committee granted the CEO his target annual LTI award in February 2025 at a market-competitive level, based primarily on peer group market data. Specifically, the CEO's target LTI was set at an amount that approximates the 50th percentile LTI of the CEOs in the Company's peer group for 2025. This resulted in the CEO's target LTI being 765% of his base salary.

The Compensation Committee, with assistance from its independent compensation consultant, established target LTI levels for 2025 for the other NEOs. These targets, shown below, were determined to be competitive generally relative to market median targets for executives with comparable positions within our peer group. The target LTI percentages for Mr. Brodén. Mr. Dyslin, Mr. Miller and Mrs. Tillman were increased to align their target LTI competitively relative to similar roles in the market.

2025 annual LTI award targets as a percent of base salary for the other NEOs were as shown below:

NEO	Target LTI (as percent of base salary)
Max K. Brodén	325%
Bradley E. Dyslin	250%
Virgil R. Miller	300%
Audrey Boone Tillman	325%

LTI Performance Metrics

The PBRS will vest based on the Company's achievement on a combination of these measures—AROE, RBC, SMR/ESR —for the cumulative three-year performance period beginning January 1, 2025 and ending December 31, 2027. As described below, each metric has been assigned a weight that determines its effect on the LTI payout. Once a payout is calculated based on the weighted average achievement on a combination of these metrics, that amount will be modified (up to +/-20%) based on our RTSR.

As noted in the descriptions below, in designing the LTI program, the Compensation Committee recognizes the importance of maximizing profitability and return on equity to shareholders, but also believes it is appropriate to pursue those objectives within the context of a solid risk framework.

Metric	Compensation Committee Rationale	Weighting
Adjusted Return on Shareholders' Equity (AROE) We define AROE (or currency neutral AROE) as: Adjusted Earnings, excluding the impact of foreign currency ÷ Adjusted Book Value*	• Enables shareholders to evaluate our financial achievements relative to other organizations in terms of how effectively we use capital to generate earnings • We believe this metric has a significant influence on the value our shareholders place on the Company	**70%**
Risk-Based Capital (RBC)	• Current regulatory solvency measure in the U.S. • Capital adequacy is a significant metric for the financial markets and shareholder confidence • Critical metric determining cash flow capacity in support of Common Stock dividend and share repurchase	**15%**
Solvency Margin Ratio (SMR)/ Economic Solvency Ratio (ESR)	• Principal capital adequacy measure in Japan • Capital adequacy is a significant metric for the financial markets and shareholder confidence • Critical metric determining cash flow capacity in support of Common Stock dividend and share repurchase	**15%**
Total Shareholder Return Relative to Peer Group (RTSR)	• Align LTI payouts with relative performance to peer group	**Modifier (up to ± 20%)**

*   AROE and adjusted earnings, excluding the impact of foreign currency, and adjusted book value are not calculated in accordance with GAAP. See Appendix A to this Proxy Statement for definitions for these non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures.

2025 LTI Performance Targets

The following illustrates the terms of the 2025 PBRS grant for all NEOs.

	Threshold Performance Level	Target Performance Level	Maximum Performance Level	
3-yr. avg. currency-neutral AROE goal	12.5%	14.5%	17.5%	
3-yr. avg. RBC[1] goal	350%	400%	450%	2025-2027
3-yr. avg. SMR[2]/ ESR goal[3]	500%	600%	700%	
	170%	200%	230%	
Payout (% of Target)	**50%**	**100%**	**200%**	
	✕			
3-yr. RTSR percentile rank vs. peer group	25th percentile or lower	Between 25th and 75th percentile	75th percentile or greater	
RTSR Modifier to Earned Amounts	**0.80x**	**1.00x**	**1.20x**	
	Payout ▶			**2028**

[1]   RBC measured on a consolidated basis.
[2]   Excludes impact of unrealized gains on available for sale securities.
[3]   SMR is attributable to year 2025 while ESR is attributable to years 2026 and 2027.

- For financial performance (AROE, SMR/ESR, and RBC), linear interpolation will be used to determine payouts for performance between the corresponding goals (i.e., threshold to target, or target to maximum).

- For RTSR, adjustments of 1.20x or 0.80x will be made only if the Company's RTSR is in the upper or lower quartile, respectively, versus our peer group. There will not be any adjustments to the payout if RTSR falls between the 25th and 75th percentiles of the peer group.

- Maximum potential payouts will be capped at 200% of target number of PBRS granted.

The goals for these metrics are generally consistent with the Company's public disclosure previously provided during the fourth quarter 2024 earnings release call.

2023-2025 Performance Period

In February 2026, the NEOs received payouts with respect to the PBRS awards that were granted in February 2023 for the three year-performance period ended December 31, 2025. For all NEOs except, Mr. Miller, these awards were paid at 172% times the target number of shares initially awarded based on the three-year average results for each of the currency neutral AROE, SMR, and RBC metrics. The Company's TSR performance relative to the peer group was in the 47th percentile rank, and therefore a RTSR modifier of 1.00x was applied (no adjustment) to earned amounts as shown in the table below.

	A	B	A*B=C	D	C*D
Performance Objective 2023 to 2025	Weightings	Actual Attainment (3 year average)	Earned Percent of Target	Percent of Target* Weighting = Earned Amounts	RTSR Modifier	Payout Percentage (Earned Percent* Modifier)[3]
Aflac Incorporated AROE	70%	14.8%	160%	112.0%		
RBC[1]	15%	652%	200%	30.0%		
SMR[2]	15%	1003%	200%	30.0%		
Total				172.0%	1.00	172.0%

[1]   RBC measured on a consolidated basis.
[2]   Excludes impact of unrealized gains on AFS securities.
[3]   Maximum Payout capped at 200% of the target number of shares initially granted.

For Mr. Miller, the award was paid at 135.4% times the target number of shares initially awarded based on the three-year average results for each of the currency neutral AROE and RBC metrics and the End-Point Expense Ratio metric. As noted above, the Company's TSR performance relative to the peer group was in the 47th percentile rank, and therefore the RTSR modifier did not impact the earned amounts as shown in the table below.

	A	B	A*B=C	D	C*D
Performance Objective 2023 to 2025	**Weightings**	**Actual Attainment (3 year average)**	**Earned Percent of Target**	**Percent of Target* Weighting = Earned Amounts**	**RTSR Modifier**	**Payout Percentage (Earned Percent* Modifier)**
Aflac Incorporated AROE	25%	14.8%	160%	40.00%		
RBC[1]	25%	652%	200%	50.0%		
End-Point Expense Ratio[2]	50%	38.0%	90.8%	45.40%		
Total				135.40%	1.00	135.4%

[1]   RBC measured on a consolidated basis.

[2]   End-Point Expense Ratio (expenses/revenues) as reported publicly for year 3 (2025).

The final shares awarded, excluding dividends, to the NEOs in February 2026 for the 2023 to 2025 performance period were:



NEO	Target Number of Shares Awarded	Actual number of Shares Awarded
Daniel P. Amos	143,405 shares Target	246,656 shares Achieved 172%
Max K. Brodén	26,929 shares Target	46,318 shares Achieved 172%
Bradley E. Dyslin	15,712 shares Target	27,024 shares Achieved 172%
Virgil R. Miller	16,337 shares Target	22,120 shares Achieved 135.4%
Audrey Boone Tillman	27,632 shares Target	47,527 shares Achieved 172%

Supplemental Equity Awards

From time to time, we have granted supplemental awards in the form of RSUs to incentivize achievement of strategic objectives, recognize major milestones, or secure leadership stability. Effective January 2, 2025, the Compensation Committee awarded an RSU grant to Mr. Miller in recognition of his leadership in his new role as Aflac Incorporated President as it is a critical position with the Company as we move forward. The grant will vest on the third anniversary of the grant date generally subject to continued service throughout the vesting period. On August 12, 2025, the Compensation Committee awarded an RSU grant to Mr. Dyslin in an effort to maintain competitiveness in the market for his position and to secure his leadership going forward. The grant will vest on the third anniversary of the grant date generally subject to continued service through the vesting period. For more information regarding supplemental awards, see the 2025 Grant of Plan-Based Awards table on page 61.

Other Compensation

The retirement, deferral, and savings plans described in the tables below were established in order to provide competitive post-termination benefits for officers and employees, including the NEOs, in recognition of their service and contributions to the Company.

Defined Benefit Pension Plans

As described further in "Pension Benefits" below, the Company maintains tax-qualified, noncontributory defined benefit pension plans covering substantially all U.S. employees, including the NEOs, who satisfy the eligibility requirements. The Company also maintains nonqualified supplemental retirement plans covering some of the NEOs. In June 2023, the Company amended the U.S. defined benefit plan to freeze future benefits under the plan for all participants and subsequently terminated the plan effective January 1, 2024.

Executive Deferred Compensation Plan

The NEOs, together with other U.S.-based eligible executives, are entitled to participate in the Executive Deferred Compensation Plan ("EDCP"). All NEOs currently participate in this plan. The EDCP is discussed in more detail below under "Nonqualified Deferred Compensation." No change was made to the EDCP in 2025.

401(k) Savings and Profit Sharing Plan

The Company maintains a tax-qualified 401(k) Savings and Profit Sharing Plan (the "401(k) Plan") in which all U.S.-based employees, including the U.S.-based NEOs, are eligible to participate on the same terms. The Company provides matching contributions equal to 100% of each employee's contributions up to 4% of the employee's eligible annual cash compensation. Employee contributions made to the 401(k) Plan are 100% vested. Employees vest in Company contributions at the rate of 20% for each complete year of service. After five years of service, employees are fully vested in all Company contributions.

All NEOs are eligible to receive a nonelective contribution of 4% of annual compensation. Effective January 1, 2024, the nonelective 401(k) employer contribution was extended to U.S. employees who were participants in the defined benefit plan prior to the freeze of future benefits on January 1, 2024.

Other Benefits

The Company provides NEOs with other benefits that we believe are reasonable, competitive, and consistent with our overall executive compensation program. For details, see the "All Other Compensation" column in the 2025 Summary Compensation Table on page 59. The Company maintains medical and dental insurance, group life insurance, accidental death insurance, cancer insurance, and disability insurance programs for all employees, as well as paid time off, leave of absence, and other similar policies. The U.S.-based NEOs and other officers are eligible to participate in these programs along with, and on the same basis as, the Company's other salaried employees. In addition, the NEOs are eligible to receive reimbursement for medical examination expenses.

For security and time-management reasons, certain officers of the Company occasionally travel on corporate aircraft for business and personal purposes. Personal travel on corporate aircraft and security services are provided where considered by the Board to be in the best interest of the Company and its business objectives.

Additional Executive Compensation Plan Practice and Procedures

Stock Ownership Guidelines; Insider Trading Policy; Hedging and Pledging Restrictions

The Company believes its senior officers and Directors should have a significant equity interest in the Company and has enforced stock ownership guidelines for senior officers and Non-employee Directors since 1998. The stock ownership guidelines, as most recently amended on February 15, 2024, are as follows:

Position	Ownership guideline	What Counts	What Does Not Count
Chairman of the Board/CEO	**8x** base salary	Ownership includes all shares beneficially owned by the officer or Non-employee Director, as well as time-based, unvested restricted shares.	PBRS and stock options (vested or unvested) do not count toward these stock ownership guidelines.
President of Aflac Incorporated	**5x** base salary		
Chairman/President of Aflac U.S.	**4x** base salary		
Chairman/President of Aflac Japan	**4x** base salary		
All other Section 16 Officers	**3x** base salary		
Non-Section 16 Executive Vice Presidents and Senior Vice Presidents	**1x** base salary		
Vice Chairman of Aflac Japan	**1x** base salary		
Non-employee Directors	**5x** annual cash retainer		
Compliance Period	Officers have four years from their hire or promotion date to satisfy their respective stock ownership requirements.		
	Non-employee Directors have five years from the date first elected to the Board to satisfy these requirements.		
	Upon any increase in these stock ownership guidelines or an increase in base salary or annual cash retainer, impacted individuals will have an additional two years from the effective date of the change to comply with the increased requirements.		
Compliance Status	Each current NEO and Non-employee Director has stock ownership that exceeds the ownership guidelines or is working toward meeting the requisite guideline within the allowed time frame. Progress toward meeting the guidelines is reviewed regularly and reported to the Board.		

Insider Trading Policy and Compliance Procedures

The Company has adopted an Insider Trading Policy and Compliance Procedures which governs the purchase, sale and other dispositions of the Company's securities by its board members, officers, directors, employees and other covered persons as well as by the Company itself. The Company believes that this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. The Company's insider trading policy prohibits our Non-employee Directors, officers and other covered individuals from purchasing financial instruments (including derivatives and exchange funds), or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our Common Stock (collectively, "hedges"), or entering into a 10b5-1 plan unless that plan is approved by the Compensation Committee. In addition, executive officers and Non-employee Directors are prohibited from pledging the Company's stock. All other covered individuals under the Company's insider trading policy must obtain preapproval from the policy's compliance officer before pledging Company stock as collateral for a margin account or other loan. The Company's anti-hedging policy prohibits all employees from engaging in hedges. A copy of Company's Insider Trading Policy and Compliance Procedures was filed as Exhibit 19 to its Annual Report on Form 10-K for the year ended December 31, 2024.

Employment Agreements

The Company has employment agreements with the NEOs (other than Mr. Dyslin and Mr. Miller) and certain other executives in key roles. The agreements generally address role and responsibility; rights to compensation and benefits during active employment; termination in the event of death, disability, or retirement; termination for cause or without cause; and resignation by the employee. Some agreements also contain termination and related pay provisions in the event of a change in control. These change-in-control provisions do not apply unless there is both a change in control and either a termination by the Company without cause or a resignation by the executive for good reason. This is commonly referred to as a "double trigger" requirement. No agreement provides for excise tax gross-ups. Further, each agreement stipulates that the subject executive may not compete with the Company for a prescribed period following termination of employment, or disclose confidential information. Mr. Amos has voluntarily waived all "golden parachute" and other severance components in his employment agreement. The payments that may be made under each NEO's employment agreement upon termination of employment under specified circumstances are described in more detail below under "Potential Payments Upon Termination or Change in Control."

Change-in-Control Policy

The Company has no formal change-in-control policy. However, some individual employment agreements (as noted above) and the executive severance plan incorporate provisions related to change in control.

Severance Plan

The Company maintains an executive severance plan ("ESP") that provides severance compensation to certain senior level employees. The ESP is designed to alleviate the financial hardships that may be experienced by executive employee participants whose employment is involuntarily terminated by the Company for any reason other than Cause or disability, or voluntarily terminated by the employee for Good Reason, as those terms are defined in the ESP. Mr. Dyslin and Mr. Miller are the only NEOs covered by the ESP.

Compensation Recovery ("Clawback") Policy

The Company has long maintained a "clawback" policy to allow the Company to recover compensation paid to certain officers in appropriate circumstances. That policy has now been revised to not only comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, SEC rules, and the NYSE listing requirements, but also includes additional triggers for potential recoupment of incentive-based compensation due to such officer's detrimental conduct by as defined by the policy. The Compensation Committee is charged with determining whether such recovery is required or appropriate, the amount to be recovered and the officer group to be affected. The Compensation Committee and the Board will continue to monitor developments in this area to consider practices as they evolve.

Compensation Risk Assessment

Following the end of 2009, the SEC required public company proxy filings to include disclosures on any practices and policies related to compensation posing material risk to a company. This assessment serves as a review of the practices and policies surrounding compensation and governance to evaluate if any material risk is placed on an organization and is reviewed by the Compensation Committee as part of its standard oversight responsibilities. For purposes of the Company's compensation risk assessment, the following nine "standard' program design elements/categories were analyzed:

Compensation Risk Considerations

Pay mix	• Balanced approach between cash and equity
	• MIP and LTI (PBRS) plan designs and target levels are benchmarked annually to relevant market comparables
Performance metrics	• MIP and LTI (PBRS) metrics provide a balance between short-term, mid-term, and longer-term performance objectives - use of multiple metrics help ensure performance on one metric is not "over-emphasized"
	• MIP's metrics reflect a balanced, multi-faceted approach to performance assessment: (1) Corporate objectives (adjusted EPS), (2) U.S. and Japan business segment objectives (new annualized premium sales and net earned premium for NEOs; other U.S. Officers also have adjusted expense ratio and pre-tax adjusted earnings), (3) Global Investments metrics (net investment income; credit loss/impairments), and (4) sustainability-related goals
	• PBRS program generally focuses on Currency-neutral Adjusted Return on Shareholders' Equity (AROE) EX-FX, RBC, and SMR/ESR. Relative TSR modifier to financial results provides a "market check" for alignment with shareholders
	• Business unit leaders are linked to overall Company performance via plan designs
Goal Setting and Payout Curves	• Rigorous goal-setting process conducted by 100% independent Compensation Committee, with final metrics, goals, and payouts approved by the Compensation Committee
	• Payouts for both MIP ($s) and PBRS (# of shares/units) programs are capped at 200% of target - - 200% of target maximum payout levels are within typical market practices
Payment Timing & Adjustments	• Payments for both MIP and LTI (PBRS) programs are approved following review of performance results by Compensation Committee
	• Adjustments to actual results are defined and include reasonable items, with consistent treatment from year to year

Equity Incentives	• Equity-based LTI grants provide alignment with multi-year performance horizon and long-term value creation
	• PBRS's design includes multiple metrics to measure performance holistically versus placing emphasis on a single metric's performance
	• Target grant levels are benchmarked regularly to assess competitiveness
	• Run rate and overhang are reviewed regularly to ensure appropriate management and usage of equity share pool
	• Stock incentive plans prohibit option repricing or buy-outs without stockholder approval
Risk mitigation policies	The Company maintains the following policies:
	• Meaningful stock ownership guidelines
	• Clawback policy
	• Anti-hedging policy
	• Anti-pledging policy
	• Caps on incentive plan payments (relative to target amounts) – described previously
Individual Performance Assessment	• Individual performance is assessed in certain limited circumstances to adjust MIP results; individual performance is also a factor when determining size of target LTI grants
	• Inappropriate behavior and unacceptable risk-taking would be incorporated into an individual's compensation evaluation process
Severance/Change-In-Control Policies	• Double trigger change-in-control severance agreements (cash and equity)
	• No excise tax gross-ups from M&A activity or terminations
	• No liberal definition of "change-in-control"
Leadership and Culture	• Company culture, combined with individual performance evaluation process and other key program design elements, mitigate unnecessary or excessive risk-taking behavior
	• Regular review of Company policies by the Board, Compensation Committee, and Company Leadership helps ensure best practices are maintained

Based on this review, the Compensation Committee determined that the Company's compensation practices and policies for its employees are not reasonably likely to have a material adverse effect on the Company.

Certain Tax and Accounting Implications of Executive Compensation

In evaluating the Company's executive compensation structure, the Compensation Committee considers the tax and accounting treatment, balancing the effects on the individual and the Company. The Compensation Committee believes that the potential deductibility and the accounting treatment of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole or primary factor, in establishing the cash and equity compensation programs for the executive officers. Section 162(m) of the Internal Revenue Code ("Section 162(m)") generally limits to $1.0 million the amount of remuneration that the Company may deduct in any calendar year for certain executive officers. While the Compensation Committee considers the effect of the Section 162(m) deduction limit and financial accounting implications when designing the Company's compensation programs, the Compensation Committee's primary focus in its compensation decisions will remain on most productively furthering the Company's business objectives and not on whether the compensation is deductible or its accounting treatment. Accordingly, the Compensation Committee will continue to maintain flexibility and the ability to pay competitive compensation by not requiring all compensation to be deductible or to be subject to any particular accounting treatment.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the preceding CD&A with management and, based on that review and discussion, has recommended to the Board to include the CD&A in this Proxy Statement, which will be incorporated by reference into the Company's Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2025.

Compensation Committee

Joseph L. Moskowitz, Chair

Georgette D. Kiser

Katherine T. Rohrer

Executive Compensation Tables

2025 Summary Compensation Table

The following table provides information concerning total compensation earned or paid for 2025, 2024 and, to the extent required by the SEC disclosure rules, 2023 to our CEO, CFO, and the three other most highly compensated executive officers who were serving as executive officers at the end of 2025. These five officers are referred to as our NEOs in this Proxy Statement.

Name and Principal Position	Year	Salary[1] ($)	Bonus ($)	Stock Awards[2] ($)	Option Awards[2] ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[3] ($)	All Other Compensation[4] ($)	Total ($)	Total without Change in Pension Value* ($)
Daniel P. Amos Chairman and CEO	2025	1,441,100	—	11,340,782	—	6,350,193	3,871,933	2,029,679	25,033,687	21,161,754
	2024	1,441,100	—	10,399,871	—	5,821,241	—	1,606,042	19,268,254	19,268,254
	2023	1,441,100	—	10,270,666	—	5,796,333	2,720,265	474,889	20,703,253	17,982,988
Max K. Brodén Senior Executive Vice President, CFO	2025	925,000	—	3,092,681	—	2,801,600	—	821,638	7,640,919	7,640,919
	2024	850,000	—	2,510,924	—	2,325,606	—	526,983	6,213,513	6,213,513
	2023	750,000	—	2,428,668	—	2,075,603	—	479,749	5,734,020	5,734,020
Bradley E. Dyslin Executive Vice President, Global Chief Investment Officer; President, Aflac Global Investments	2025	765,000	—	2,877,626	—	2,611,556	—	553,019	6,807,201	6,807,201
	2024	700,000	—	1,378,529	—	2,425,284	—	534,358	5,038,171	5,038,171
	2023	625,000		1,125,293		2,100,111	49,952	463,043	4,363,399	4,313,447
Virgil R. Miller President, Aflac Incorporated and Aflac U.S.	2025	825,000	—	3,546,247	—	1,921,907	—	579,898	6,873,052	6,873,052
	2024	700,000		1,550,855		1,042,582		319,667	3,613,104	3,613,104
Audrey Boone Tillman Senior Executive Vice President, General Counsel	2025	825,000	—	2,758,408	—	1,784,843	96,100	550,441	6,014,792	5,918,692
	2024	750,000	—	2,215,530	—	1,229,625	—	355,096	4,550,251	4,550,251
	2023	740,000	—	1,979,004	—	1,254,524	2,509,620	27,508	6,510,656	4,001,036

* Total without Change in Pension Value represents total compensation, as determined under applicable SEC rules, minus the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column. This additional column has been included to show the effect that the year-over-year change in pension value had on total compensation as determined under applicable SEC rules. The amounts reported in the Total without Change in Pension Value column differ from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. The change in pension value, as discussed in footnote 3 below, is subject to many external variables that are not related to the Company's performance.

[1] In each of the three years above, includes $441,100 deferred for Mr. Amos. This amount is included in the 2025 Nonqualified Deferred Compensation table below. See "Elements of Our Executive Compensation Program — Base Salary" in the Compensation Discussion and Analysis section of this Proxy Statement for information about adjustments to base salaries in 2025.

[2] In accordance with the SEC's reporting requirements, we report all equity awards at their full grant date fair value under ASC 718 at target-level performance for PBRS, which is the probable achievement level of the performance conditions. The Company's valuation assumptions are described in Note 12, "Share-Based Compensation," in the Notes to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2025. See "Elements of Our Executive Compensation Program — Long-Term Incentives" in the Compensation Discussion and Analysis section of this Proxy Statement for additional information about these long-term incentives and their terms. Assuming achievement of performance goals at the maximum level, the aggregate grant date fair value of the PBRS would be: Daniel P. Amos, $22,681,564; Max K. Brodén, $6,185,362; Bradley E. Dyslin, $3,755,080; Virgil R. Miller, $5,092,380; and Audrey Boone Tillman, $5,516,816. See "2025 Outstanding Equity Awards at Fiscal Year-End" beginning on page 62 for a more details of our outstanding equity grants compared to fair market value as of December 31, 2025.

[3] No amount in this column is attributable to above-market earnings on deferred compensation. Mr. Brodén is not eligible to participate in the Company's defined benefit plans because the plans were frozen to new participants before he joined the Company. See the "Pension Benefits" section and the accompanying table beginning on page 63 for a more detailed discussion of the retirement plans.

[4] Additional information regarding all other compensation is provided in detail in the "All Other Compensation" and "Perquisites" tables below. The amounts reported for Mr. Dyslin for 2023 and 2024 have been revised from those previously reported in the 'All Other Compensation' and 'Total' columns to include certain transportation expenses of $36,188 and $30,654, respectively, that were inadvertently omitted from prior years' calculations.

2025 All Other Compensation

The following table identifies the amount of each item included for 2025 in the All Other Compensation column in the 2025 Summary Compensation Table.

Name	Perquisites and Other Personal Benefits[1] ($)	Company Contributions to 401(k) Plan[2] ($)	Company Contribution to Nonqualified Deferred Compensation ($)	Total ($)
Daniel P. Amos	443,420	28,000	1,558,259	2,029,679
Max K. Brodén	48,318	28,000	745,320	821,638
Bradley E. Dyslin	18,136	28,400	506,483	553,019
Virgil R. Miller	2,517	28,000	549,381	579,898
Audrey Boone Tillman	472	28,000	521,969	550,441

[1]   Perquisites are more fully described in the following 2025 Perquisites table.

[2]   The $28,400 shown in "Company Contributions to 401(k) Plan" for Mr. Dyslin includes $400 of employer contributions that exceeded plan limits and which were removed, along with associated earnings, from the participant's account in 2026.

2025 Perquisites

The following table identifies the incremental cost to the Company of each perquisite included for 2025 in the All Other Compensation table.

Name	Personal Use of Company Aircraft[1] ($)	Security Services[2] ($)	Other[3] ($)	Total Perquisites and Other Personal Benefits[4] ($)
Daniel P. Amos	169,218	274,202	—	443,420
Max K. Brodén	—	—	48,318	48,318
Bradley E. Dyslin	—	—	18,136	18,136
Virgil R. Miller	—	—	2,517	2,517
Audrey Boone Tillman	—	—	472	472

[1]   Incremental cost for the personal use of corporate aircraft is the calculated standard hourly cost rate based upon actual operating expenses for corporate aircraft, including fuel costs, airport fees, catering, in-flight phone, crew travel expenses, and maintenance cost. This rate is recalculated annually. The personal use of corporate aircraft has been authorized by the Board for security reasons and to maximize the effectiveness of the executives' time. No incremental cost for personal use of the corporate aircraft was attributed to an NEO where the aircraft was already traveling to the destination for business reasons.

[2]   Incremental costs for security services include the salaries and benefits of security officers and the actual costs of any security equipment, monitoring, and maintenance fees. While SEC rules require that these expenses be reflected as compensation for our NEOs, the Company and the Board believe that providing personal security services for its NEOs in response to concerns arising out of employment by the Company is a business related expense.

[3]   Amounts included in the Other column include charges incurred by Mr. Miller and Mrs. Tillman for guest travel, by Mr. Brodén totaling $48,141 for personal tax return preparation and/or financial planning, and by Mr. Dyslin for guest travel and Company paid car service.

[4]   The Company did not gross up for tax purposes any of the perquisites described in this table.

2025 Grants of Plan-Based Awards

The following table provides information with respect to the 2025 grants of plan-based awards to the NEOs.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Daniel P. Amos	2/11/2025	—	—	—	53,519	107,039	214,078	—	11,340,782
	N/A	1,801,375	3,602,750	7,205,500	—	—	—	—	—
Max K. Brodén	2/11/2025	—	—	—	14,595	29,190	58,380	—	3,092,681
	N/A	809,375	1,618,750	3,237,500	—	—	—	—	—
Bradley E. Dyslin	2/11/2025	—	—	—	8,860	17,721	35,442	—	1,877,540
	8/12/2025	—	—	—	—	—	—	9,658	1,000,086
	N/A	765,000	1,530,000	3,060,000	—	—	—	—	—
Virgil R. Miller	1/02/2025	—	—	—	—	—	—	9,770	1,000,057
	2/11/2025	—	—	—	12,016	24,032	48,064		2,546,190
	N/A	618,750	1,237,500	2,475,000	—	—	—	—	—
Audrey Boone Tillman	2/11/2025	—	—	—	13,017	26,035	52,070	—	2,758,408
	N/A	556,875	1,113,750	2,227,500	—	—	—	—	—

[1]   The amounts shown in Estimated Possible Payouts Under Non-Equity Incentive Plan Awards reflect the payout levels for the NEOs under the Company's MIP, based on the potential achievement of certain performance goals approved by the Compensation Committee on March 4, 2025. For additional information, please see "Elements of Our Executive Compensation Program—Management Incentive Plan" beginning on page 47. For each Company performance goal, a minimum, target, and maximum performance level is specified. The amount paid for each performance goal depends on the results attained.

[2]   The amounts shown under Estimated Future Payouts Under Equity Incentive Plan Awards for reflect the number of shares granted. Those shares incorporate restrictions that will lapse upon the attainment of performance goals set by the Compensation Committee. For all NEOs, awards vest on the third anniversary of the grant date, based on the attainment of the cumulative three-year average target performance goals for Company AROE and the RBC and SMR/ESR ratios. For the cumulative three-year average performance period from 2025 to 2027 for all NEOs, the PBRS awards will vest at 50% of target if the Company attains the minimum goals and at 200% if the Company reaches or exceeds the maximum goals. Earned amounts may then be modified based on the Company's TSR performance versus our peer group, but not in excess of the 200% vesting described above. All NEOs possess the same rights as all other holders of Common Stock in respect of the shares underlying the PBRS awards, including all incidents of ownership (except the right to transfer the shares while they remain subject to forfeiture) and the right to vote such shares. The dividends accrued on the shares subject to the PBRS awards will be reinvested in Common Stock at the same dividend rate received by other holders of Common Stock. Those additional restricted shares will be held in book entry form in the custody of the Company subject to the same terms and conditions attributable to the original grant until such time as all restrictions have lapsed on the shares of Common Stock with respect to which the dividend was accrued.

[3]   The amounts reported in this column will vest on the third anniversary of the grant date generally subject to continued service through the vesting period.

2025 Outstanding Equity Awards at Fiscal Year-End

The following table provides certain information with respect to the equity awards outstanding at the 2025 fiscal year-end for the NEOs.

	Option Awards					Stock Awards			
								Equity Incentive Plan Awards:	
Name	Option Grant Date	Number of Securities Underlying Unexercised Options — Exercisable (#)	Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[2] ($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2] ($)
Daniel P. Amos						2/09/23	306,253 [3]	33,770,518		
						2/15/24			274,884 [4]	30,311,459
						2/11/25			218,750 [5]	24,121,563
Max K. Brodén										
						2/09/23	57,509 [3]	6,341,517		
						2/09/23	7,668 [1]	845,550		
						2/15/24			66,367 [4]	7,318,289
						2/11/25			59,654 [5]	6,578,047
Bradley E. Dyslin						2/09/23	33,554 [3]	3,700,000		
						2/15/24			36,437 [4]	4,017,908
						2/11/25			36,215 [5]	3,993,428
						8/12/25	9,762 [1]	1,076,456		
Virgil R. Miller						2/09/23	34,889 [3]	3,847,210		
						2/15/24			40,991 [4]	4,520,078
						2/11/25			49,113 [5]	5,415,691
						1/02/25	9,983 [1]	1,100,825		
Audrey Boone Tillman						2/09/23	59,010 [3]	6,507,033		
						2/15/24			58,560 [4]	6,457,411
						2/11/25			53,206 [5]	5,867,026

[1] The time-based RSU awards include accrued but unpaid dividend equivalents payable in additional RSUs calculated at the normal dividend rate and settled in shares of our Common Stock only upon distribution of the vested award

[2] Based on the per share closing price of our Common Stock of $110.27 on December 31, 2025.

[3] Represents PBRS granted in connection with the 2023-2025 performance cycle and vested on February 10, 2026, plus accrued dividends. These awards vested for all NEOs except Mr. Miller at 172% of target, plus accrued dividends, based on the actual performance certified by the Compensation Committee on February 10, 2026. These awards vested for Mr. Miller at 135.4% of target, plus accrued dividends, based on the actual performance certified by the Compensation Committee on February 10, 2026.

[4] Represents PBRS granted in connection with the 2024-2026 performance cycle. Since our performance as of the end of 2025 exceeded the target performance measures, these awards are shown at maximum (200% of target), plus accrued dividends. However, the amount, if any, of these awards that will be paid out will depend upon the actual performance over the full performance period and the Compensation Committee's certification of the performance after completion of the performance cycle, which should occur in the first quarter of 2026.

[5] Represents PBRS granted in connection with the 2025-2027 performance cycle. Since our performance as of the end 2025 exceeded the target performance measures, these awards are shown at maximum (200% of target), plus accrued dividends. However, the amount, if any, of these awards that will be paid out will depend upon the actual performance over the full performance period and the Compensation Committee's certification of the performance after completion of the performance cycle, which should occur in the first quarter of 2027.

Stock Award Grant Date	NEOs	Stock Award Vesting Schedule
02/09/23 and 02/15/24	Mr. Miller	Cliff vesting on the third anniversary of the grant date based on the attainment of the cumulative three-year average target performance goals for AROE, RBC, and End-Point Expense Ratio for three consecutive calendar years beginning with the year of grant. For the three-year period, stock will vest at 50% if the threshold of the three ratios is achieved, and 200% if the maximum is attained. Earned amounts can then be modified based on the Company's TSR performance versus our peer group (maximum payout up to 200%).
02/09/23	Messrs. Amos, Brodén, and Dyslin and Mrs. Tillman	Cliff vesting on the third anniversary of the grant date based on the attainment of the cumulative three-year average target performance goals for AROE, SMR, and RBC for three consecutive calendar years beginning with the year of grant. For the three-year period, stock will vest at 50% if the threshold of the three ratios is achieved, and 200% if the maximum is attained. Earned amounts can then be modified based on the Company's TSR performance versus our peer group (maximum payout up to 200%).
02/15/24	Messrs. Amos, Brodén, and Dyslin and Mrs. Tillman	Cliff vesting on the third anniversary of the grant date based on the attainment of the cumulative three-year average target performance goals for AROE, SMR/ESR, and RBC for three consecutive calendar years beginning with the year of grant. For the three-year period, stock will vest at 50% if the threshold of the three ratios is achieved, and 200% if the maximum is attained. Earned amounts can then be modified based on the Company's TSR performance versus our peer group (maximum payout up to 200%).
02/11/25	Messrs. Amos, Brodén, Dyslin, and Miller and Mrs. Tillman	Cliff vesting on the third anniversary of the grant date based on the attainment of the cumulative three-year average target performance goals for AROE, SMR/ESR, and RBC for three consecutive calendar years beginning with the year of grant. For the three-year period, stock will vest at 50% if the threshold of the three ratios is achieved, and 200% if the maximum is attained. Earned amounts can then be modified based on the Company's TSR performance versus our peer group (maximum payout up to 200%).
02/09/23	Mr. Brodén	For the RSU grant, cliff vesting on the third anniversary of the grant date.
01/02/25	Mr. Miller	For the RSU grant, cliff vesting on the third anniversary of the grant date.
08/12/25	Mr. Dyslin	For the RSU grant, cliff vesting on the third anniversary of the grant date.

2025 Option Exercises and Stock Vested

The following table provides information with respect to options exercised and stock awards vested during 2025 for each of the NEOs.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Daniel P. Amos	—	—	294,981	30,268,000
Max K. Brodén	4,668	346,669	53,583	5,498,152
Bradley E. Dyslin	—	—	13,729	1,408,733
Virgil R. Miller	—	—	12,742	1,307,457
Audrey Boone Tillman	19,314	1,614,439	62,938	6,458,068

Pension Benefits

The Company maintained a tax-qualified, noncontributory defined benefit pension plan that covered the NEOs other than Mr. Brodén, and continues to maintain nonqualified supplemental retirement plans covering the NEOs other than Messrs. Brodén, Dyslin and Miller. All of these plans were frozen before Mr. Brodén joined the Company. In June 2023, the Company amended the U.S. defined benefit plan to freeze future benefits under the plan for all participants and terminated the plan effective January 1, 2024. In January 2025, the Company purchased a nonparticipating single premium group annuity contract for participants who did not participate in the lump sum opportunities from an external insurer to settle its obligations under the U.S. defined pension plan and paid to the insurer the related annuity premium. Effective April 1, 2025, the external insurer began making annuity payments to plan participants.

The Company does not credit extra years of service under any of its retirement plans, unless required by employment agreements upon certain termination events. Mr. Amos is eligible to receive immediate retirement benefits, which fall under the provisions of the Retirement Plan for Senior Officers. Mrs. Tillman is eligible to receive immediate retirement benefits, which fall under the provisions of the U.S. Supplemental Executive Retirement Plan.

Executive Retirement Plan

Currently, Mrs. Tillman is the only active NEO who participates in the Company's U.S. Supplemental Executive Retirement Plan ("SERP"), which is an unfunded and unsecured obligation of the Company and is not a tax-qualified plan. The SERP provides retirement benefits to certain officers of the Company in addition to those provided by the qualified Plan. Participation in the SERP is limited to certain key employees as periodically designated by the Compensation Committee. To be eligible for benefits under the SERP, participants generally must be employed with the Company or a subsidiary at age 55. The SERP was frozen to new participants effective January 1, 2015, and additional accruals were frozen as of December 31, 2023, provided that actively employed participants may continue to accrue service toward eligibility for early retirement benefits or delayed early retirement benefits.

The SERP includes a four-tiered benefit formula that provides for a benefit based on final three-year average compensation (base salary and non-equity incentive plan compensation) earned for a calendar year as described below. The annual benefit varies based on the participant's age at retirement: 40% is paid to someone who retires between the ages of 55 and 59, 50% is paid to someone who retires between the ages of 60 and 64, and 60% is paid to someone who retires at or after the age of 65. A reduced 30% benefit is available to participants with at least fifteen years of service who terminate employment prior to age 55. Mrs. Tillman has met the SERP retirement benefit level of 50%.

Benefits generally are payable in the form of an annuity for the life of the participant. The participant may elect to receive reduced lifetime benefits, in which case any surviving spouse will receive a benefit equal to 50% of the amount paid to the participant. Benefits are calculated based upon the average annual compensation for the three consecutive calendar years out of the final ten consecutive calendar years of employment that yield the highest average. Benefits under the SERP are subject to offset for amounts paid under the qualified Plan.

Retirement Plan for Senior Officers

The CEO is the only active employee who participates in the Retirement Plan for Senior Officers ("RPSO"), which is an unfunded and unsecured obligation of the Company and is not a tax-qualified plan. Participants in the RPSO receive full compensation (base salary and MIP) for the first twelve months after retirement. Thereafter, a participant may elect to receive annual lifetime retirement benefits equal to 60% of final compensation (base salary plus non-equity incentive), or 54% of final compensation with 50% of final compensation to be paid to a surviving spouse for a specified period after death of the participant. Final compensation is deemed to be the higher of either (i) the compensation paid during the last twelve months of active employment with the Company, or (ii) the highest compensation received in any calendar year of the last ten years preceding the date of retirement.

Generally, no benefits are payable until the participant accumulates ten years of credited service at age 60, or twenty years of credited service. Reduced benefits may be paid to a participant who retires (other than for disability) before age 65 with less than twenty years of credited service. Mr. Amos has 50 years of credited service, meaning he is fully vested for retirement benefits under the RPSO. The RPSO was frozen to new participants on January 1, 2009, and additional accruals were frozen as of December 31, 2023.

All benefits under the RPSO are subject to annual cost-of-living increases as approved by the Compensation Committee. Retired participants and their spouses also are entitled to receive full medical expense benefits for their lifetimes. The benefits payable under the RPSO are not subject to Social Security or qualified Plan offsets.

2025 Pension Benefits

The following table provides certain information regarding the Company's pension benefits at December 31, 2025, and for the year then ended. Mr. Amos and Mrs. Tillman are the only NEOs that participate in the Company's pension plan.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Change from Prior Year ($)	Payments During Last Fiscal Year ($)
Daniel P. Amos	Retirement Plan for Senior Officers	52	51,362,126	3,871,933	—
Audrey Boone Tillman	Supplemental Executive Retirement Plan	30	10,386,693	96,100	—

[1]   Assumptions used to calculate pension benefits are based on GAAP assumptions, as more fully described in Note 14, "Benefit Plans," in the Notes to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2025, except that, for Mrs. Tillman, the assumed retirement age is the earliest retirement age for unreduced benefits and, for Mr. Amos, who has exceeded such age, is his actual expected retirement age as determined for GAAP purposes.

Nonqualified Deferred Compensation

The following table provides information on the NEOs' participation in the Aflac Incorporated Executive Deferred Compensation Plan ("EDCP").

2025 Nonqualified Deferred Compensation

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings (Loss) in Last Fiscal Year[3] ($)	Aggregate Withdrawals/ Distributions[4] ($)	Aggregate Balance at Last Fiscal Year-End[5] ($)
Daniel P. Amos[1]	—	1,999,359	3,631,958	—	24,928,172
Max K. Brodén[2]	1,873,705	745,320	1,252,319	—	9,838,571
Bradley E. Dyslin[2]	—	506,483	958,419	(469,110)	6,862,385
Virgil R. Miller[2]	31,277	549,381	162,084	—	2,344,801
Audrey Boone Tillman[2]	49,500	521,969	296,944	—	4,464,331

[1] The $1,999,359 for Mr. Amos includes $441,100 in compensation deferred at the direction of the Compensation Committee and is included in the Salary column of the Summary Compensation Table for the current year. The funds are 100% vested. The remaining $1,558,259 represents vested Company-funded contributions in the amount of 20% of his annual compensation (base salary plus MIP).

[2] The $745,320, $549,381 and $521,969 deferred compensation for Messrs. Brodén, Miller, and Tillman represents unvested Company-funded contributions in the amount of 20% of their annual compensation (base salary plus MIP). The $506,483 deferred compensation for Mr. Dyslin represents unvested Company-funded contributions in the amount of 15% of his annual compensation (base salary plus MIP). The funds for 2025 were credited to the EDCP in March 2026. This is an annual contribution approved by the Compensation Committee. Annual contributions will be 100% vested on the earlier of (i) the later of 15 years of employment or 5 years participation, (ii) age 65, (iii) change in control, (iv) death, or (v) disability. The amount shown in the table is included in the Summary Compensation Table for the current year in the All Other Compensation column. Additionally, previous years' deferrals included in the Aggregate Balance column were reported as compensation in prior periods.

[3] The Company does not pay or credit above-market earnings on amounts deferred by or on behalf of executives.

[4] Distributions for Mr. Dyslin were made in accordance with his elections under the EDCP on amounts deferred from his compensation.

[5] The amounts reported represent balances from the EDCP and include various amounts previously reported in the Summary Compensation Table as Salary, Non-equity Incentive Plan Compensation or All Other Compensation.

The EDCP allows certain U.S.-based officers, including the NEOs (the "Participants"), to defer up to 75% of their base salaries and their annual non-equity incentive awards. The Company may make discretionary matching or other discretionary contributions in such amounts, if any, that the Compensation Committee may determine each year.

Portions of the EDCP are subject to Section 409A of the Internal Revenue Code ("Section 409A") with respect to deferred amounts that became earned and vested on or after January 1, 2005. Deferred amounts earned and vested prior to 2005 ("grandfathered" amounts) under the EDCP are not subject to Section 409A's requirements and continue to be governed generally under the terms of the EDCP and the tax laws in effect before January 1, 2005. All NEOs have met the applicable vesting requirements with the exception of Messrs. Brodén and Dyslin.

The amounts in the Aggregate Balance at Last Fiscal Year-End column include investment earnings (and losses) determined under phantom investments. Account balances may be invested in phantom investments selected by Participants from an array of investment options that substantially mirror the funds available under the Company's 401(k) Plan, except for Common Stock. Participants can change their investment selections (unless prohibited by the fund) in the same manner that applies to participants in the 401(k) Plan.

Each year, when Participants elect whether to defer compensation under the EDCP for the following year, they also elect the timing and form of future distributions arising from those deferrals, with a separate election permitted for each type of deferral (i.e., salary and non-equity incentive award). Specifically, a Participant may elect distributions beginning in a specific year (even if employment has not then ended) or beginning six months after the termination of employment. Participants may choose to have any distribution made in a lump sum or in up to ten annual installments. Employee deferrals are 100% vested. Distributions attributable to discretionary contributions are made in the form and at the time specified by the Company.

A Participant may delay the timing and form of distributions attributable to deferrals as long as the change is made at least twelve months before the initial distribution date. With respect to non-grandfathered amounts, new elections also must satisfy the additional requirements of Section 409A. In general, Section 409A provides that distributions may not be accelerated (other than for hardships) and any delayed distribution may not begin earlier than five years after the original distribution date.

Deferral amounts for which no distribution elections have been made are distributed in a lump sum six months after a Participant separates from service.

Potential Payments Upon Termination or Change in Control

The Company has employment agreements with each of the NEOs with the exception of Mr. Dyslin and Mr. Miller, who are the only NEO participants in the Company's Executive Severance Plan. Except as described below, the employment agreements are similar in nature and contain provisions relating to termination, disability, death, and a change in control of the Company.

Mr. Amos has voluntarily waived all "golden parachute" and other severance components in his employment agreement. The elimination and absence, respectively, of these potential payments are reflected in the 2025 Potential Payments Upon Termination or Change in Control table.

For Mr. Brodén and Mrs. Tillman, the Company remains obligated to continue compensation and benefits for the scheduled term of the agreement if the NEO's employment is terminated by the Company without "good cause" or by the NEO with "good reason." The remaining term for each of these NEOs as of December 31, 2025, is as follows: Mr. Brodén, 28 months; and Mrs. Tillman, 29 1/3 months. In addition, upon a termination by the Company without "good cause" or by any of the NEOs (including Mr. Amos) for "good reason," all outstanding equity awards become fully vested, except that equity awards of the NEOs subject to Company performance will remain subject to that performance.

If an NEO's employment is terminated by the Company for "good cause," or by the NEO without "good reason," the Company generally is obligated to pay compensation and benefits only to the extent accrued by the date of termination. Under the employment agreements of Mr. Brodén and Mrs. Tillman, "good cause" generally means the Company has determined that any of the following have occurred or exist: (i) the willful failure by the NEO to substantially perform assigned management duties (other than due to sickness, injury, or disability); (ii) intentional conduct by the NEO causing substantial injury to the Company; or (iii) the NEO's conviction of or plea of guilty to a felony. Under the employment agreements of Mr. Brodén and Mrs. Tillman, "good reason" unrelated to a change in control generally is defined to include (i) a material reduction in the NEO's base salary or bonus opportunity, which is not made for all similarly situated executives; (ii) a termination of the employment agreement other than as permitted by its terms; or (iii) a material relocation of the Company's principal offices. Upon voluntary termination without "good reason" or termination by the Company for "good cause," Mr. Brodén and Mrs. Tillman are prohibited for a two-year period from directly or indirectly competing with the Company.

The NEOs' employment agreements provide that compensation and benefits continue for certain specified periods in the event the NEO becomes totally disabled. Upon the death of an NEO, the NEO's estate is to be paid an amount, over a three-year period, equal to the NEO's base salary and any non-equity incentive awards actually paid during the last three years of the NEO's life. In addition, all outstanding equity awards will be honored and vest upon the date of death or disability.

Upon a "change in control" of the Company, employment agreements for Mr. Brodén and Mrs. Tillman are extended for an additional three-year period beginning with the month in which the change in control occurs. If, following a "change in control," the employment of Mr. Brodén or Mrs. Tillman is terminated by the Company without "good cause" or by the NEO for "good reason," the Company must pay to the NEO, among other payments but in lieu of any further salary payments, a lump-sum severance payment equal to three times the sum of the NEO's base salary and non-equity incentive award under the MIP (as paid during periods specified in the agreement). "Good reason" for the 24-month period immediately following a change in control generally is defined to include (i) a material breach of the employment agreement by the Company in regard to compensation or benefits, or termination of the employment agreement; (ii) a material diminution or change in the NEO's title, duties, or authority; (iii) a material relocation of the Company's principal offices; or (iv) the failure of the Company's successor to assume the employment agreement. Amounts payable upon a "change in control" will be reduced to the extent they are not deductible by the Company for income tax purposes. If, following a "change in control," the employment of an NEO is terminated by the Company without "good cause" or by the NEO for "good reason," all of Mr. Brodén and Mrs. Tillman's outstanding equity awards will become fully vested, and all performance criteria will be considered satisfied at the maximum performance level.

A "change in control" generally is deemed to occur when (i) a person or group acquires ownership of 50% or more of the Common Stock; (ii) a person or group acquires ownership of 30% or more of the Common Stock over a consecutive twelve-month period; (iii) during any period of twelve consecutive months, a majority of individuals who constitute the Board are replaced without endorsement by a majority of the Board members at the beginning of the period; or (iv) a person or group acquires ownership of 40% or more of the total gross fair market value of the Company's assets.

Mrs. Tillman is a fully vested participant in the SERP and is the only NEO in the SERP. Under the SERP, in the event the Company terminates a participant's employment within two years after a "change in control" other than for "Cause," or a participant terminates employment during such period for "good reason," the participant will be entitled to receive a lump-sum amount equal to the actuarial equivalent of the annual retirement benefit to which she would have been entitled. Mrs. Tillman has met the SERP delayed early retirement benefit level of 50%. A "change in control" will be deemed to occur under the same circumstances described above, but only with respect to the Company. "Cause" for this purpose generally means (i) the participant's continued failure to substantially perform her duties with the Company (other than due to illness or after a participant gives notice of termination of employment for "good reason") after a written demand for substantial performance is delivered to the participant by the Board, (ii) the participant's engaging in conduct materially injurious to the Company, or (iii) the participant's conviction of, or plea of guilty or no contest to, a felony or crime involving moral turpitude. "Good reason" is generally defined for this purpose to include various adverse changes in employment status, duties, or compensation and benefits following a "change in control."

Messrs. Dyslin and Miller are participants of the Company's Executive Officer Severance Plan. Under this ESP, Messrs. Dyslin and Miller will incur an eligible termination, and therefore will be eligible to receive benefits under the ESP, if they incur a separation from service, because (i) their employment is involuntarily terminated by the Company for any reason other than "Cause" or disability; or (ii) they terminate their employment due to "Good Reason." Upon Messrs. Dyslin and Miller's eligible termination that occurs outside of the 24-month period immediately following a Change in Control, they will receive an amount equal to 150% of the total of (i) their base salary, and (ii) the dollar amount of their annual MIP bonus for the year in which their termination date occurs with performance deemed at target, plus a cash payment equal to the product of (i)the dollar amount of their annual performance bonus for the year in which their termination date occurs based on their performance at target and on the actual performance of the Company for the year in which their termination date occurs and (ii) a fraction, the numerator of which is the number of days during the annual performance period for such bonus through and including their termination date, and the denominator of which is 365. They will also be eligible to receive a cash amount equal to the COBRA continuation coverage premiums that would be payable by them for the first 18 months of the COBRA continuation period, determined as if (i) they were to elect COBRA continuation coverage for themselves and their spouse and dependents, to the extent such individuals were covered under the Aflac group medical, dental and/or vision coverage as of their termination date, and (ii) the cost of such COBRA coverage is measured as of their termination date assuming such cost remains constant during such 18-month period. "Cause" unrelated to a Change in Control generally means (i) confession to, pleas of nolo contendere to, or conviction of, a felony or other crime involving dishonesty; (ii) certification of materially inaccurate financial or other information pertaining to the Company with actual knowledge of such inaccuracies; (iii) material violation of the Company's policies, the directions of the Board or CEO, or any agreement relating to the restrictive covenants; (iv) habitual and material negligence in the performance of duties; and (v) material non-compliance with obligations to devote all working time to the Company's business (other than approved vacations and other time off); (vi) willful or deliberate misconduct or fraud in the performance of duties for the Company that substantially injures or damages the Company; or (vii) willful or deliberate failure to substantially perform duties, except due to sickness, injury or disability. "Good Reason" unrelated to a Change in Control generally is defined to include (i) a material reduction in the executive's base salary or bonus opportunity; or (ii) a relocation beyond 25 miles from the participants current office location.

Upon an executive's eligible termination that occurs on or within the 24-month period immediately following a Change in Control, they will receive an amount equal to 300% of the total of (i) their Base Salary as of their termination date, and (ii) the dollar amount of MIP Bonus for the year in which their termination date occurs with performance deemed to be at target, plus an amount equal to the product of (i) the dollar amount of their annual performance bonus for the year in which their termination date occurs with their and the Company's performance deemed to be at target, and (ii) a fraction, the numerator of which is the number of days during the annual performance period for the bonus through and including their termination date, and the denominator of which is 365. All of their shares of unvested time-based equity awards will vest upon their termination date. All of their shares of unvested performance-based equity awards will vest as of their termination date with such number determined based on the assumptions that their and the Company's performance under such awards are achieved at target on their termination date. They will also be eligible to receive a cash amount equal to the COBRA continuation coverage premiums that would be payable by them for the first 36 months of the COBRA continuation period, determined as if (i) they were to elect COBRA continuation coverage for themselves and their spouse and dependents, to the extent such individuals were covered under the Aflac group medical, dental and/or vision coverage as of their termination date, (ii) COBRA could extend for 36 months, and (iii) the cost of such COBRA coverage is measured as of their termination date assuming such cost remains constant during such 36-month period. Amounts payable upon a Change in Control will be reduced to the extent they are not deductible by the Company for income tax purposes, provided, the after-tax value of such reduced amount is greater than the full amount of his severance payments after reduction for all taxes (including excise taxes). "Cause" related to a Change in Control generally means (i) confession to, pleas of nolo contendere to, or conviction of, a felony or other crime involving dishonesty; (ii) willful or deliberate misconduct or fraud in the performance of duties for the Company that substantially injures or damages the Company; or (iii) willful or deliberate failure to substantially perform executive's duties, except due to sickness, injury or disability. "Good Reason" related to a Change in Control generally is defined to include (i) a material reduction in the executive's base salary or bonus or equity award opportunity; (ii) a material diminution in the executive's authority, duties and responsibilities, (iii) the assignment of duties and responsibilities significantly inconsistent with those the executive had immediately before a Change in Control, (iv) a material diminution of the authority or responsibilities of the executive's supervisor, (v) a material diminution in the executive's budget, (vi) a relocation beyond 25 miles from the participants current office location, or (vii) failure to maintain the severance plan unchanged. For purposes of the severance plan, "Change in Control" generally is deemed to occur when (i) a person or group acquires ownership of 50% or more of the Common Stock; (ii) a person or group acquires ownership of 50% or more of the Common Stock over a consecutive twelve-month period; (iii) during any period of twelve consecutive months, a majority of individuals who constitute the Board are replaced without endorsement by a majority of the Board members at the beginning of the period; or (iv) a person or group acquires ownership of 60% or more of the total gross fair market value of the Company's assets.

The following table reflects the amount of compensation payable to each of the NEOs in the event of termination of such executive's employment under various termination scenarios. The amounts shown assume in all cases that the termination was effective on December 31, 2025, and, therefore, include amounts earned through such time and estimates of the amounts that would be paid to the NEOs upon their termination. Because a number of factors affect the nature and amount of any benefits actually paid, amounts paid or distributed may be different from those shown below. Mr. Amos and Mrs. Tillman are the only NEOs who are eligible to receive immediate retirement benefits. See "Pension Benefits" and "Nonqualified Deferred Compensation" above for more information.

As noted in the following table, the benefits provided, and requirements imposed vary with the circumstances under which the termination occurs.

2025 Potential Payments Upon Termination or Change in Control

		Before Change in Control						Change in Control Termination without "Good Cause" or for "Good Reason"[7] ($)
Name	Benefit	Company Termination without "Good Cause" or by Employee for "Good Reason"[1] ($)	Company Termination for "Good Cause"[2] ($)	Voluntary Termination without "Good Reason"[3] ($)	Voluntary Termination with Competition[4] ($)	Death[5] ($)	Disability[6] ($)	
Daniel P. Amos	Salary	—	—	—	—	4,323,300	2,161,650	—
	Non-equity Incentive Award[8]	—	—	—	—	16,165,741	6,350,193	—
	Severance	—	—	—	—	—	—	—
	Retirement[9]	54,228,408	51,362,126	54,228,408	—	29,117,465	54,270,408	54,228,408
	Health & Welfare Benefits[10]	1,597,925	1,597,925	1,597,925	—	185,679	1,633,049	1,597,925
	Equity Awards[11]	64,082,017	—	39,960,463	39,960,463	64,082,017	64,082,017	64,082,017
	Totals	119,908,350	52,960,051	95,786,796	39,960,463	113,874,202	128,497,317	119,908,350
Max K. Brodén	Salary	2,158,333	—	—	—	2,255,000	1,275,000	—
	Non-equity Incentive Award[8]	6,537,067	—	—	—	5,704,415	2,801,600	—
	Severance	—	—	—	—	—	—	11,179,800
	Retirement[9]	65,333	—	—	—	3,577,457	4,737,437	3,577,457
	Health & Welfare Benefits[10]	19,943	—	—	—	—	13,565	27,130
	Equity Awards[11]	21,083,603	—	—	—	21,083,603	21,083,603	21,083,603
	Totals	29,864,280	—	—	—	32,620,475	29,911,205	35,867,990
Bradley E. Dyslin	Salary	—	—	—	—	—	—	—
	Non-equity Incentive Award	—	—	—	—	—	—	—
	Severance	3,060,000	—	—	—	—	—	5,355,000
	Retirement[9]	—	—	—	—	1,620,397	1,620,397	1,620,397
	Health & Welfare Benefits[10]	32,899	—	—	—	—	—	65,799
	Equity Awards[11]	3,858,946	—	—	—	6,932,142	6,932,142	6,932,142
	Totals	6,951,845	—	—	—	8,552,539	8,552,539	13,973,337
Virgil R. Miller	Salary	—	—	—	—	—	—	—
	Non-equity Incentive Award	—	—	—	—	—	—	—
	Severance	3,300,000	—	—	—	—	—	5,775,000
	Retirement[9]	1,928,280	—	1,928,280	—	1,928,280	1,928,280	1,928,280
	Health & Welfare Benefits[10]	39,754	—	—	—	—	—	79,508
	Equity Awards[11]	4,183,669	—	—	—	7,992,359	7,992,359	7,992,359
	Totals	9,451,703	—	1,928,280	—	9,920,639	9,920,639	15,775,147
Audrey Boone Tillman	Salary	2,016,667	—	—	—	2,315,000	1,237,500	—
	Non-equity Incentive Award[8]	4,356,973	—	—	—	3,529,778	1,784,843	—
	Severance	—	—	—	—	—	—	6,163,875
	Retirement[9]	11,330,933	—	11,262,489	—	5,611,262	12,087,442	11,262,489
	Health & Welfare Benefits[10]	71,336	—	—	—	—	43,775	963,345
	Equity Awards[11]	18,831,529	—	12,964,466	12,964,466	18,831,529	18,831,529	18,831,529
	Totals	36,607,438	—	24,226,955	12,964,466	30,287,569	33,985,089	37,221,238

(1)   Mr. Brodén and Mrs. Tillman are entitled to salary continuation and non-equity incentive award payments for the remaining term of their respective employment agreements. Mr. Amos voluntarily waived his right to such payments. Health and welfare benefits would continue for the remainder of the contract term, except for Mr. Amos, who is entitled to health and welfare benefits under the RPSO. Upon severance without a change in control, Messrs. Dyslin and Miller would be entitled to an amount equal to 150% of the total of (i) their Base Salary, and (ii) the dollar amount of their annual MIP Bonus for the year in which their Termination Date occurs with performance deemed to be at target. Messrs. Dyslin and Miller would also be entitled to a cash amount equal to the COBRA continuation coverage premiums that would be payable by them for the first 18 months of the COBRA continuation period.

(2)   Termination for good cause eliminates the salary continuation and non-equity incentive award obligation for the remainder of the contract period and causes a forfeiture of the executive's participation in any supplemental retirement plan (except for Mr. Amos).

(3)   Voluntary termination by the executive without good reason eliminates the salary continuation and non-equity incentive award obligations for the remainder of the contract term. In addition, Mr. Brodén's nonvested equity awards will be forfeited. Messrs. Amos, Dyslin and Miller and Mrs. Tillman are retirement-eligible under the terms of the Company's equity agreements and will vest in all equity awards granted at least one year before the date of his or her employment terminates (subject to satisfaction of performance goals).

(4)   Any executive who competes with the Company after termination will forfeit the right to any further salary and non-equity incentive award payments, any benefits under the RPSO and the SERP, and all right to executive employer contributions under the EDCP. In addition, Mr. Brodén's nonvested equity awards will be forfeited upon

competition. Benefits under the SERP and benefits under the EDCP attributable to executive employer contributions are subject to forfeiture if the executive discloses confidential Company information. Messrs. Amos, Dyslin and Miller and Mrs. Tillman are retirement-eligible under the terms of the Company's equity agreements and each will vest in all equity awards granted at least one year before the date his or her employment terminates (subject to satisfaction of performance goals). Benefits disclosed under all other columns assume that the executive did not engage in competition or disclose confidential information following termination of employment.

(5)   When an executive dies (other than Mr. Dyslin and Mr. Miller), the executive's estate is entitled to receive terminal pay (paid in equal installments over 36 months) equal to the amount of the executive's base pay and non-equity incentive award paid in the previous 36 months, or, if the executive was employed less than 36 months, the amount the executive would have been paid if he or she had survived for the full 36-month period. Additionally, retirement benefits in this column include the present value of the accumulated benefit obligation for a surviving spouse annuity under the RPSO for Mr. Amos. All NEO's participate in the Company-funded EDCP, which is 100% vested for Messrs. Amos, Miller, and Tillman (subject to forfeiture of executive employer contributions upon termination for "good cause," termination with competition or disclosure of confidential information) and vests at death for Messrs. Brodén and Dyslin. The NEOs and other officers also are eligible for life insurance benefits along with, and on the same basis as, the Company's other salaried employees.

(6)   Disability benefits are payable for 18 months or, if shorter, until the end of the term of the applicable agreement, while the executive (other than Mr. Dyslin and Mr. Miller) remains employed during his/ her disability. For all NEOs, any disability benefits paid in the form of salary continuation or non-equity incentive awards (as shown in the table) would be offset by the maximum annual amount allowed ($144,000) under the Company-sponsored disability income plan. All NEO's participate in the Company-funded EDCP, which is 100% vested for Messrs. Amos and Miller and Mrs. Tillman and vests at disability for Messrs. Brodén and Dyslin.

(7)   Upon termination after a change in control, Mr. Brodén and Mrs. Tillman would each be entitled to a lump-sum severance payment of three times the sum of (i) annual base salary in effect immediately prior to the change in control, and (ii) the non-equity incentive award paid in the year preceding the termination date or the year preceding the change in control, whichever amount is higher. Mr. Amos has waived his entitlement to receive a severance payment. Mr. Dyslin and Mr. Miller would be entitled to an amount equal to 300% of the total of (i) annual Base Salary as of the Termination Date, and (ii) the dollar amount of MIP Bonus for the year in which the Termination Date occurred with performance deemed to be at target.

(8)   The non-equity incentive award amounts on this line do not include the 2025 non-equity incentive awards that were paid to the NEOs in February 2026 and which were nonforfeitable as of December 31, 2025, under all circumstances other than termination for competition.

(9)   Amounts in this row generally include (i) the present value of the applicable benefits payable under the RPSO and the SERP, (ii) Company-funded contributions to the EDCP, and (ii) certain additional amounts determined under the executive's employment agreement in lieu of continued participation in the Company's broad-based retirement plans. However, amounts included in this column reflecting benefits payable under the SERP may differ from the amounts shown in the Pension Benefits table due to (i) reduced benefits payable under the RPSO due to termination with competition, (ii) reduced SERP benefits payable upon termination for "good cause," termination with competition, or disclosure of confidential information, and (iii) reduced RPSO and SERP benefits payable due to death. Regardless of the reason for termination of employment, SERP benefits and executive employer contributions under the EDCP are forfeitable upon the executive's disclosure of confidential Company information or competition within the Company.

(10)   Amounts in this row generally represent the estimated lump-sum present value of all premiums that would be paid by the Company for applicable health and welfare benefits. The value shown for Mr. Amos includes his post-employment medical benefits under the RPSO for his life and the life of his spouse, the value of certain other welfare benefits, and non-medical fringe benefits (including office space) for his life. These amounts would not be payable if Mr. Amos engages in any activity that competes with the Company. The value of health coverage for each of Messrs. Brodén and Mrs. Tillman is the monthly cost of Company-paid premiums for active employee coverage under the health plan, multiplied by the number of months of Company-paid continued coverage for which the executive is eligible as determined under his employment agreement. For Mr. Dyslin and Mr. Miller, the amounts represent the COBRA continuation coverage premiums that would be payable by them.

(11)   Amounts in this row represent the estimated value of accelerated vesting of stock options, restricted stock and RSU awards. The value for stock options was determined as follows: the excess of the per share closing price on the NYSE on the last business day of the year over the per share option exercise price, multiplied by the number of unvested option shares. The value for restricted stock and RSU awards was determined by multiplying the number of unvested stock awards by the same per share closing price used for options. The values of these awards that are performance-based assume maximum performance goals were achieved.

CEO Pay Ratio

The Company believes that executive pay should be internally consistent and equitable to motivate the Company's employees and create shareholder value. To demonstrate the Company's commitment to that principle, and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and SEC rules adopted thereunder, we are disclosing the ratio of the annual total compensation of the Chairman and CEO, Mr. Daniel P. Amos, to the annual total compensation of the individual we have identified as the median employee for this purpose.

As determined in accordance with applicable SEC rules, for 2025, the last completed fiscal year:

- The annual total compensation of the CEO, as reported in the 2025 Summary Compensation Table included on page 59, was $25,033,687; and

- The annual total compensation of the median employee determined on this same basis was $63,153.

> **Based on this information, the ratio of the annual total compensation of our Chief Executive Officer to the median of the annual total compensation of all employees is 396 to 1.**

To identify the annual total compensation of the median employee, the Company first determined the compensation for all the Company's employees other than the CEO as of December 31, 2025, taking into account the annual sum of cash wages, overtime, and bonus from payroll records, in each case determined without regard to cost-of-living adjustments. As of such date, the Company's employee population consisted of approximately 12,856 individuals working at Aflac Incorporated and its consolidated subsidiaries, with 44% of these individuals located in the United States and 55% located in Japan. The employee population above includes part-time and temporary employees as of December 31, 2025 (excluding employees on unpaid leave as of December 31, 2025). as compared to the employee population disclosed in the December 31, 2025, Form 10-K, which includes only full-time employees. For employees located in Japan, the compensation in Japanese yen was converted to U.S. dollars using the annual weighted average exchange rate of Japanese yen to U.S. dollars of 149.32 to 1 on December 31, 2025.

The Company determined that, on this basis, the median employee was a full-time, salaried employee located in the U.S., with wages, overtime and bonus pay for the 12-month period ended December, 31, 2025, in the amount of $63,153.

With respect to the median employee, the Company then identified and calculated the elements of such employee's compensation for the entirety of 2025 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K (the basis for determining annual total compensation as reported in the Summary Compensation Table), resulting in annual total compensation in the amount of $63,153.

Mr. Amos has been CEO of the Company since 1990 and Chairman since 2001. His long-standing tenure, coupled with normal changes in the calculation of his pension due to discount rate changes, causes his pension value (when calculated according to Item 402(c)(2)(x) of Regulation S-K) to vary greatly from year to year, which may cause large changes in the ratio.

Pay Versus Performance

The following table shows the total compensation for the past five fiscal years for our NEOs as set forth in the Summary Compensation Table, the "Compensation Actually Paid" (or "CAP") to our CEO, and, on an average basis, our other NEOs, our TSR, the TSR of the S&P Life & Health Insurance index over the same period, our net income, and our principal financial measure for compensation purposes, Adjusted Return on Equity. CAP figures do not reflect the actual amount of compensation earned by or paid to our NEOs during the applicable year. For information regarding the decisions made by our Compensation Committee in regard to the NEOs' compensation for each fiscal year, please see the Compensation Discussion & Analysis section of the applicable proxy statement reporting pay for the fiscal years covered in the Pay Versus Performance table.

| Year | Summary Compensation Table Total for PEO[1] | Compensation Actually Paid to PEO[2][7] | Average Summary Compensation Table Total for Non-PEO NEOs[3] | Average Compensation Actually Paid to Non-PEO NEOs[2][9] | Value of Initial Fixed $100 Investment Based On: | | Net Income*[5] | Adjusted Return on Equity[5][6][7] |
					Total Shareholder Return	Peer Group Total Shareholder Return[4]		
2025	$25,033,687	$38,988,251	$6,833,991	$9,579,272	$278.50	$201.00	$3,646	17.5%
2024	$19,268,254	$36,602,092	$4,853,760	$7,733,169 [8]	$255.62	$189.87	$5,443	17.7%
2023	$20,703,253	$40,403,440	$6,201,143	$8,477,924 [8]	$199.58	$157.83	$4,659	14.2%
2022	$15,776,291	$32,797,790	$5,168,408	$8,807,464	$170.03	$150.82	$4,418	13.9%
2021	$15,728,233	$27,847,653	$4,757,806	$7,213,661	$134.56	$136.68	$4,231	15.9%

* in Millions

[1] The Principal Executive Officer ("PEO") in fiscal years 2025, 2024, 2023, 2022, and 2021 is Daniel P. Amos.

[2] Performance-based restricted share grant date fair values are calculated using ASC 718 at target-level performance. The Company's valuation assumptions are described in Note 12, "Share-Based Compensation," in the Notes to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2025. Adjustments have been made using the stock price and performance accrual modifier as of year-end and as of the date of vest, as applicable.

[3] The NEOs included in the calculation of average NEO compensation in fiscal year 2025 and 2024 are Max K. Brodén, Bradley E. Dyslin, Virgil R. Miller, and Audrey Boone Tillman. NEOs included in the calculation for fiscal year 2023 are Max K. Brodén, Frederick J. Crawford, Bradley E. Dyslin and Audrey Boone Tillman. NEOs included in the calculation for fiscal year 2022, and 2021 are Max K. Brodén, Frederick J. Crawford, Eric M. Kirsch, and Audrey Boone Tillman.

[4] The peer group used for Total Shareholder Return is the S&P Life & Health Insurance index.

[5] Amounts for years 2021 and 2022 have been adjusted for the adoption of accounting guidance on January 1, 2023 related to accounting for long-duration insurance contracts.

[6] Adjusted Return on Equity (AROE) for 2024 and 2025 is defined as Adjusted return on equity excluding foreign currency impact [New]. See Appendix A to this Proxy Statement for definition of this non-GAAP financial measure and reconciliation to the most directly comparable GAAP measure.

[7] Adjusted Return on Equity (AROE) for years 2021 through 2023 is defined as Adjusted return on equity excluding foreign currency impact. See Appendix A to this Proxy Statement for definition of this non-GAAP financial measure and reconciliation to the most directly comparable GAAP measure.

[8] Amounts reported have been revised to reflect the correction of formulas used in prior years related to "change in value of stock awards granted in prior years" and "change in value of vested stock awards granted in prior years" in the table below.

[9] SEC rules require certain adjustments be made to the Summary Compensation Table totals to determine the Compensation Actually Paid as reported in the Pay vs. Performance Table. CAP does not necessarily represent cash and/or equity value transferred to the applicable NEO without restriction, but rather is a value calculated under applicable SEC rules. In general, CAP is calculated as Summary Compensation Table total compensation adjusted to reflect certain changes in the fair market value of outstanding equity awards as of December 31 of the applicable year or, if earlier, the vesting date (rather than the grant date), and an adjustment for the aggregate value of service costs and prior service costs of pension benefits. No adjustment is made for dividends as dividends are factored into the fair market value of the award. The following table details these adjustments:

Year	Executive(s)	Summary Compensation Table Total	Subtract change in actuarial present value of pension	Subtract grant date fair value of stock awards granted during the fiscal year	Add aggregate value of service costs and prior service costs of pension benefits	Add year-end value of stock awards granted during the fiscal year	Add change in value of stock awards granted in prior years	Add change in value of vested stock awards granted in prior years	Compensation Actually Paid
2025	CEO	$25,033,687	($3,871,933)	($11,340,782)	$0	$12,271,871	$12,155,960	$4,739,448	$38,988,251
	Other NEOs	$6,833,991	($96,100)	($2,818,741)	$0	$2,851,852	$1,866,641	$941,628	$9,579,272
2024	CEO	$19,268,254	$0	($10,399,871)	$0	$14,245,601	$15,203,206	($1,715,098)	$36,602,092
	Other NEOs	$4,853,760	$0	($1,913,960)	$0	$2,621,715	$2,350,010	($178,356)	$7,733,169
2023	CEO	$20,703,253	($2,720,265)	($10,270,666)	$0	$12,953,190	$19,993,385	($255,457)	$40,403,440
	Other NEOs	$6,201,143	($1,279,786)	($2,152,762)	$15,143	$2,675,078	$3,055,883	($36,775)	$8,477,924
2022	CEO	$15,776,291	$0	($9,495,081)	$0	$11,062,631	$14,073,792	$1,380,157	$32,797,790
	Other NEOs	$5,168,408	$0	($2,212,712)	$16,124	$2,578,010	$2,958,342	$299,293	$8,807,464
2021	CEO	$15,728,233	$0	($9,122,925)	$0	$11,817,648	$8,615,430	$809,267	$27,847,653
	Other NEOs	$4,757,806	($20,722)	($1,905,211)	$16,359	$2,418,346	$1,507,483	$439,600	$7,213,661

The following graphs illustrate the relationship between CAP and financial performance measures in the Pay Versus Performance table:

CAP VS. COMPANY AND PEER GROUP TSR



CAP VS. ADJUSTED RETURN ON EQUITY



CAP VS. COMPANY NET INCOME



Seven Most Important Company Performance Measures for Determining NEO Compensation:

- Adjusted Return on Shareholders' Equity
- Adjusted Earnings per diluted Share (excluding foreign currency effect)
- U.S. Segment New Annualized Premium Sales

- U.S. Segment Net Earned Premium
- Japan Segment New Annualized Premium Sales

- Japan Segment Net Earned Premium
- Net Investment Income - Aflac Global Investments

Equity Compensation Plan Information

The following table provides information with respect to compensation plans under which our equity securities are authorized for issuance to our employees or Non-employee Directors, as of December 31, 2025.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column(a) (c)
Equity Compensation Plans Approved by Shareholders	319,802	$36.65	32,596,262 *
Equity Compensation Plans Not Approved by Shareholders	—	—	—
Total	319,802	$36.65	32,596,262

* Of the shares listed in column (c), 17,337,091 shares are available for grant other than in the form of options, warrants, or rights (i.e., in the form of restricted stock or RSUs).

See the section captioned "Equity Granting Policies" in the Compensation Discussion & Analysis above for a discussion of the Company's practices with respect to the granting of equity awards generally.

AUDIT MATTERS



PROPOSAL 3

Ratification of Auditors

In February 2026, the Audit and Risk Committee voted to appoint KPMG LLP, an independent registered public accounting firm, to perform the annual audit of the Company's consolidated financial statements for fiscal year 2026, subject to ratification by the shareholders. Although ratification of the Audit and Risk Committee's appointment of KPMG LLP by the shareholders is not required, the Board values the opinions of our shareholders and believes that shareholder ratification of the appointment is a good corporate governance practice. In the event of a negative vote on this proposal, the Audit and Risk Committee will reconsider its selection.

The Board of Directors and the Audit and Risk Committee recommend a vote FOR the ratification of the selection of KPMG LLP.

Representatives of KPMG LLP are expected to attend the 2026 Annual Meeting of Shareholders. These representatives may make a statement if they desire to do so, and will be available to respond to appropriate questions.

Audit Fees and Other Fees

The aggregate fees for professional services rendered to the Company by KPMG LLP for the two most recent calendar years were as follows:

	2025 ($)	2024 ($)
Audit fees — Audit of the Company's consolidated financial statements for the years ended December 31[1]	11,344,198	10,815,401
Audit-related fees[2]	2,012,712	1,333,747
Tax fees[3]	550,000	80,000
All Other fees[4]	—	—
Total fees:	13,906,910	12,229,148

[1]   Includes $1,033,995 and $1,055,524, respectively, for the 2025 and 2024 audits of Aflac Japan regulatory financial statements.

[2]   Includes fees relating to audits of the Company's service organization control reports and other attestation reports, including Japan ESR assurance services totaling $569,247

[3]   Tax fees include all services performed by professional staff in the independent auditor's tax division for tax return and related compliance services, except for those tax services related to the integrated audit.

[4]   "All other fees" includes all fees paid that are not audit, audit-related, or tax services.

Pre-Approval Policies and Procedures

The Audit and Risk Committee of the Board has considered whether the provision of the non-audit professional services is compatible with maintaining KPMG LLP's independence and has concluded that it is. The Audit and Risk Committee pre-approves all audit and non-audit services provided by KPMG LLP in accordance with SEC rules, subject to the de minimis exceptions for non-audit services.

Audit and Risk Committee Report

Committee Membership and Governance

The Audit and Risk Committee of the Company's Board is composed of four Directors. The Board has determined that each member of the Audit and Risk Committee is independent as defined by the NYSE listing standards and SEC rules, is financially literate, and qualifies as an audit committee financial expert as defined by SEC rules.

The Audit and Risk Committee operates under a written charter adopted by the Board. The charter, which is reviewed annually and complies with all current regulatory requirements, is available on the Company's website, www.aflac.com, by clicking on "Investors," then "Governance," then "Governance Documents," then "Audit & Risk Committee."

Meetings in 2025

In 2025, the Audit and Risk Committee met nine times. During these meetings committee members reviewed and discussed a variety of topics with management, KPMG (the Company's independent registered public accounting firm), the internal auditors, the chief risk officer, the general counsel, the global security and chief information security officer, and others, including the Company's earnings releases and SEC filings related to quarterly and annual financial statements, statutory insurance financial statement filings, and the Company's system of internal control over financial reporting, including information security policies.

The Audit and Risk Committee has discussed with, and received regular status reports from, the Company's director of internal audit and KPMG on the overall scope and plans for their audits of the Company. The Audit and Risk Committee met with the internal auditors and KPMG, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Oversight of Internal Controls over Financial Reporting

The Audit and Risk Committee has monitored the Company's compliance with Section 404 of the Sarbanes-Oxley Act regarding the reporting related to internal control over financial reporting. The monitoring process has included regular reports and representations by financial management of the Company, the internal auditors, and by KPMG. The Audit and Risk Committee also has reviewed the certifications of Company executive officers contained in the Annual Report on Form 10-K for the year ended December 31, 2025, as well as reports issued by KPMG related to its audit of the consolidated financial statements and the effectiveness of internal control over financial reporting.

Oversight of Independent Registered Public Accounting Firm

The Audit and Risk Committee is responsible for the appointment, compensation, retention, and oversight of the Company's independent registered public accounting firm. In accordance with SEC rules and KPMG's policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide service to the Company. The maximum number of consecutive years of service as lead audit partner is five years. The process for selecting the lead audit partner for the Company pursuant to this rotation policy involves a meeting between the Chair of the Audit and Risk Committee and prospective candidates, as well as discussions with the full Audit and Risk Committee and with management.

The Audit and Risk Committee evaluates the performance of KPMG, including the senior members of the audit engagement team, each year and determines whether to re-engage KPMG or to consider other audit firms. In doing so, the Audit and Risk Committee considers:

- the quality and efficiency of the services provided;
- the firm's global capabilities, particularly in the U.S. and Japan;
- its technical expertise;
- its tenure as the Company's independent registered public accounting firm (KPMG has served in this capacity since 1963); and
- its knowledge of the Company's operations and industry.

Based on this review and discussions with members of senior management, the Audit and Risk Committee concluded it was in the best interest of the Company and the shareholders to recommend KPMG to the Board to serve as the Company's independent registered public accounting firm during 2025. Although the Audit and Risk Committee has the sole authority to appoint the independent auditors, the Audit and Risk Committee will continue its long-standing practice of recommending that the Board ask the shareholders to ratify this appointment for 2026 (see Ratification of Appointment of Independent Registered Public Accounting Firm (Proposal 3)).

Required Disclosures

The Audit and Risk Committee also discussed with KPMG those matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the PCAOB) and the Commission.

- The Audit and Risk Committee received the written disclosures and the communications from KPMG required by applicable requirements of the PCAOB regarding the independent auditors' communications with the Audit and Risk Committee concerning independence, and has discussed with KPMG its independence.

- The Audit and Risk Committee considered with KPMG whether the provision of non-audit services provided by it to the Company during 2025 was compatible with its independence.

In performing all of these functions the Audit and Risk Committee acts in an oversight capacity.

- The Audit and Risk Committee reviews the Company's quarterly and annual reports on Form 10-Q and Form 10-K prior to filing with the SEC.

- In its oversight role, the Audit and Risk Committee relies on the work and assurances of the Company's management, which has the primary responsibility for establishing and maintaining adequate internal control over financial reporting and for preparing the financial statements and other reports, and of KPMG, which is engaged to audit and report on the consolidated financial statements of the Company and the effectiveness of the Company's internal control over financial reporting.

In reliance on these reviews and discussions, and the reports of KPMG, the Audit and Risk Committee has recommended to the Board, and the Board has approved, that the audited financial statements to be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the SEC.

For additional information, see the "The Audit and Risk Committee" section on page 22.

Audit and Risk Committee
Karole F. Lloyd, Chair
W. Paul Bowers
Georgette D. Kiser
Joseph L. Moskowitz

Related Person Transactions

The Company recognizes that transactions between the Company and any of its Directors or executives can present potential or actual conflicts of interest and create the appearance that decisions are based on considerations other than the best interests of the Company and its shareholders. Accordingly, consistent with our Code of Business Conduct and Ethics, it is the Company's preference to avoid such transactions. Nevertheless, there are situations where such transactions may be in, or not inconsistent with, the best interests of the Company and its shareholders. Therefore, the Company has adopted a written policy that requires the Audit and Risk Committee to review and, if appropriate, to approve any such transactions. Pursuant to the policy, the Audit and Risk Committee will review any transaction in which the Company is or will be a participant and the amount involved exceeds $120,000 in any fiscal year, and in which any of the following had, has, or will have a direct or indirect material interest: (i) a Director or Director nominee, (ii) an executive officer, (iii) a holder of more than 5% of the Company's outstanding shares, (iv) an immediate family member of any of these persons, or (v) any firm, corporation, or other entity in which one of these persons is employed or is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial interest. During its review, the Audit and Risk Committee considers a number of factors, including whether the related person transaction is on terms no less favorable to the Company than may reasonably be expected in arm's-length transactions. The Audit and Risk Committee will only approve those transactions that it determines in good faith are in, or are not inconsistent with, the best interests of the Company and its shareholders.

Each of the following ongoing transactions has been reviewed and approved by the Audit and Risk Committee:

Mr. Max K. Brodén is the Senior Executive Vice President, Chief Financial Officer of the Company. His spouse, Sabrina Pasini Brodén, has been employed with Aflac since January 2019. Prior to that, she was an independent consultant in the marketing department. She is currently a Director, Digital Marketing. In 2025, her total compensation, including salary, bonuses and other benefits, was $237,691. The compensation for Sabrina Pasini Brodén is commensurate with that of her peers.

As previously reported, on December 19, 2018, the Company, Aflac Japan and Japan Post Holdings Co., Ltd. ("Japan Post Holdings") entered into a Basic Agreement regarding the "Strategic Alliance Based on Capital Relationship." Pursuant to the Basic Agreement, Japan Post Holdings committed to acquire approximately 7% of the outstanding shares of the Company's Common Stock via a trust and to treat the Company as an equity-method affiliate after application of time-phased voting rights (see the "Description of

Voting Rights" section below for additional information). Further, Japan Post Holdings and Aflac Japan agreed to reconfirm existing initiatives regarding cancer insurance and make reasonable efforts to further develop initiatives related to the continued growth of cancer insurance sales, such as positioning Aflac Japan cancer insurance as a product as important as Japan Post Insurance Co., Ltd ("JPI") products in the sales strategies of Japan Post Holdings, Japan Post Co., Ltd. ("JPC") and JPI, promoting cancer insurance sales and managing promotion based on established sales targets. Under the Basic Agreement, Japan Post Holdings and Aflac Japan also agreed to consider new joint initiatives, including leveraging digital technology in various processes, cooperating in new product development to promote customer-centric business management, cooperating in domestic and/or overseas business expansion and joint investment in third party entities and cooperating with regard to asset management.

On February 28, 2019, the Company entered into a Shareholders Agreement (the "Shareholders Agreement") with Japan Post Holdings; J&A Alliance Holdings Corporation, solely in its capacity as trustee (the Trustee) of J&A Alliance Trust, a New York voting trust (the "Trust"); and General Incorporated Association J&A Alliance ("General Incorporated"). Pursuant to the Shareholders Agreement, the Trustee agreed to use commercially reasonable efforts to acquire, through open market or private block purchases in the United States, beneficial ownership of approximately 7% of the Company's Common Stock in connection with the Basic Agreement. According to a Schedule 13G/A filed by Japan Post Holdings with the SEC on January 6, 2021, as of December 31, 2020 the Trust had beneficially acquired 7.45% of the number of shares of Common Stock outstanding on October 19, 2020. Japan Post Holdings is the sole beneficiary of the Trust.

General Incorporated and Kenji Sano may each be deemed to share voting power over the shares of Common Stock owned directly by J&A Alliance Holdings Corporation, in its capacity as the trustee of the Trust, because (i) General Incorporated owns J&A Alliance Holdings Corporation and (ii) Kenji Sano owns 100% of the equity interests in General Incorporated. Japan Post Holdings may be deemed to share investment power over the shares of Common Stock owned directly by the Trustee, due to its role as the sole settlor and beneficiary of the Trust. The foregoing persons, other than the Trustee, have expressly disclaimed beneficial ownership of the shares held directly by the Trustee. The Trust has agreed not to beneficially own more than the greater of 10% of the Company's outstanding shares and such shares representing 22.5% of the voting rights in the Company. In light of the fact that the shares acquired by the Trust, like all Aflac Incorporated shares of Common Stock, are eligible for 10-for-1 voting rights, having been held for 48 consecutive months, the Shareholders Agreement further provides for voting restrictions that effectively limit the trustee's voting rights to no more than 20% of the voting rights in the Company and further restrict the trustee's voting rights with respect to certain change in control transactions. Japan Post Holdings will not have a Board seat on the Company's Board of Directors and will not have rights to control, manage or intervene in the management of the Company. The Shareholders Agreement shall remain in effect unless terminated by mutual written consent of Japan Post Holdings and the Company or upon the Trust disposing of all of its shares of Company Common Stock, or otherwise ceasing to beneficially own any shares of Company Common Stock.

Since 2008, the Company and Aflac Japan have maintained various commercial and contractual arrangements with Japan Post Holdings and certain of its affiliates. Under these arrangements, affiliates of Japan Post Holdings conduct the sale of Aflac Japan cancer insurance policies and, among other things, provide supplemental support necessary or beneficial to effectuating the sale and servicing of such policies. Aflac Japan's cancer insurance policies issued pursuant to these contractual arrangements constituted approximately 6.7% of Aflac Japan's earned premium for 2025, representing approximately 3.3% of Aflac Incorporated's total consolidated earned premium for 2025. In exchange for facilitating such sales and other services including JPI's acting as reinsurer for a certain percentage of the underwriting risk for Aflac Japan cancer insurance sold by JPC and JPI, affiliates of Japan Post Holdings collectively received approximately $102 million in commission and other payments from Aflac Japan and its affiliates during 2025.

STOCK OWNERSHIP

Beneficial Ownership of the Company's Securities

As of February 24, 2026, no person was the owner of record or, to the knowledge of the Company, beneficial owner of more than 5% of the outstanding shares of Common Stock or of the available votes of the Company other than as shown below.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership Shares	Amount of Beneficial Ownership Votes	Percent of Class[2]	Percent of Available Votes[3]
The Vanguard Group[1] 100 Vanguard Boulevard Malvern, PA 19355	57,141,127	57,141,127	11.1	4.4
J&A Alliance Holdings Corporation, as trustee of J&A Alliance Trust[1,4] 1007 Fukoku Seimei Building 2-2-2 Uchisaiwai-cho, Chiyoda-ku Tokyo 100-0011, Japan	52,300,000	523,000,000	10.2	20.0
BlackRock, Inc.[1] 50 Hudson Yards New York, NY 10001	42,164,887	42,164,887	8.2	3.3

[1] The above information is derived from Form 3 and Schedule 13G/A filings with the SEC, filed February 13, 2026, by Japan Post Holdings Co., Ltd.; January 7, 2026, by The Vanguard Group; and filed January 26, 2024, by BlackRock, Inc. According to the Schedule 13G/A filings: The Vanguard Group has shared voting power with respect to 3,018,037 shares, sole dispositive power with respect to 52,252,431 shares and shared dispositive power with respect to 4,888,696 shares, and BlackRock, Inc. has sole voting power with respect to 38,238,081 shares and sole dispositive power with respect to 42,164,887 shares.

[2] Percent of Class is calculated by dividing the number of shares of Common Stock beneficially owned by the number of outstanding shares of Common Stock as of February 24, 2026 (record date).

[3] Percent of Available Votes is an assumed figure calculated by dividing the number of respective voting rights by the total number of available votes based on the Company's records of outstanding shares of Common Stock as of February 24, 2026 (record date). Shares of Common Stock held in "street" or "nominee" name are presumed to be entitled to one vote per share. The actual total number of available votes, which is dependent upon affidavits received from holders of shares held in "street" or "nominee" name, will be determined and certified by the Inspector of Election at the Annual Meeting. See the "Description of Voting Rights" and the "Quorum and Vote Requirements" sections below for additional information.

[4] Pursuant to the Shareholders Agreement, the Trust has agreed not to beneficially own more than the greater of 10% of the Company's outstanding shares of Common Stock and such shares representing 22.5% of the voting rights in the Company. The Shareholders Agreement further provides for voting restrictions that require the Trust to vote (1) all shares representing voting rights in excess of 20% of the voting rights in the Company and (ii) all of its shares in connection with a change in control transaction, in each case, in a manner proportionally equal to votes of shares not beneficially owned by the Trust. Without these restrictions, the calculated Percent of Available Votes would have been 40.7% as of February 24, 2026 (record date). See the "Related Person Transactions" section above for additional information regarding the Shareholders Agreement, including the identities of joint reporting persons and additional information regarding voting rights and beneficial ownership. As of the filing of the Company's Form 10-K on February 25, 2026, and pursuant to the Shareholders Agreement, the Trust has ninety (90) days from February 25, 2026, to transfer shares it beneficially owns to move below the 10% ownership threshold of the Company's outstanding shares of Common Stock.

Security Ownership of Directors

The following information is provided with respect to each Director and Director nominee as of February 24, 2026:

Name	Shares of Common Stock Beneficially Owned[1]	Percent of Outstanding Shares	Voting Rights[2]	Percent of Available Votes
Daniel P. Amos	2,905,038	0.6	16,618,500	1.3
W. Paul Bowers	71,850	*	71,850	*
Arthur R. Collins	6,756	*	6,756	*
Michael A. Forrester	4,737	*	4,737	*
Miwako Hosoda	6,778	*	6,778	*
Thomas J. Kenny	13,167	*	102,562	*
Georgette D. Kiser	19,292	*	19,292	*
Karole F. Lloyd	48,810	*	48,810	*
Nobuchika Mori	13,648	*	13,648	*
Joseph L. Moskowitz	56,992	*	346,378	*
Katherine T. Rohrer	21,553	*	21,553	*

* Percentage not listed if less than 0.1%.

[1] Includes 364,160 shares of restricted stock awarded under the Long-Term Incentive Plan for Daniel P. Amos that he has the right to vote. These shares will vest three years from the date of grant if the Company attains certain performance goals. Includes options to purchase shares, which are exercisable within 60 days for: Joseph L. Moskowitz, 32,154. Also includes shares of restricted stock awarded under the Long-Term Incentive Plan in 2025 for Arthur R. Collins, Miwako Hosoda, Thomas J. Kenny, Georgette D. Kiser, Karole F. Lloyd, Nobuchika Mori, Joseph L. Moskowitz, and Katherine T. Rohrer, 1,731 each; W. Paul Bowers, 3,894; and Michael A. Forrester, 4,737, for which these individuals have the right to vote. These shares will vest one year from the date of grant. For Daniel P. Amos, includes 5,072 shares owned by his spouse; 941,326 shares owned by a partnership of which he is a partner; and 908,632 shares owned by trusts of which he is trustee. No Director has any pledged shares.

[2] Shares of Common Stock held in "street" or "nominee" name are presumed to be entitled to one vote per share. See the "Description of Voting Rights" section below for more information.

Security Ownership of Management

The following table sets forth, as of February 24, 2026, the number of shares and percentage of outstanding shares of Common Stock beneficially owned by: (i) our named executive officers, comprising our CEO, CFO, and the three other most highly compensated executive officers as listed in the Executive Compensation section of this Proxy Statement whose information was not provided under the heading "Proposal 1: Election of Directors," and (ii) all Directors, nominees and executive officers as a group.

Name	Shares of Common Stock Beneficially Owned(1)	Percent of Outstanding Shares	Voting Rights(2)	Percent of Available Votes
Max K. Brodén	236,560	*	236,560	*
Bradley E. Dyslin	90,227	*	90,227	*
Virgil R. Miller	108,912	*	109,196	*
Audrey Boone Tillman	354,657	0.1	354,732	*
All Directors, nominees, and executive officers as a group (20 individuals)	4,327,393	0.8	18,498,376	1.4

* Percentage not listed if less than 0.1%.

(1) Includes options that are exercisable within 60 days for all Directors and executive officers as a group to purchase 40,863 shares. Includes the following shares of restricted stock awarded under the Long-Term Incentive Plan: in 2024, 2025, and 2026 for Max K. Brodén, 88,953; Audrey Boone Tillman, 79,022; Bradley E. Dyslin, 55,312; and Virgil R. Miller, 70,995. These shares will vest 3 years from the date of grant if the Company attains certain performance goals. Also includes shares of restricted stock awarded under the Long-Term Incentive Plan for all Directors and executive officers as a group of 813,861. The grantees have the right to vote their restricted stock, but they may not transfer the shares until they have vested. No Director, nominee or executive officer has any pledged shares. For information on the Company's pledging policy, please see "Stock Ownership Guidelines; Hedging and Pledging Restrictions" on page 56.

(2) Shares of Common Stock held in "street" or "nominee" name are presumed to be entitled to one vote per share. See the "Description of Voting Rights" section below for more information.

Delinquent Section 16(a) Reports

Pursuant to Section 16 of the Exchange Act, executive officers, Directors, and holders of more than 10% of the Common Stock are required to file reports of their trading in Company equity securities with the SEC. Based solely on a review of the copies of such reports received by the Company, or written representations from certain reporting persons, the Company believes that all filings required to be made by its reporting persons complied with all applicable Section 16 filing requirements during the last fiscal year with one exception. Due to an administrative error, Max K. Brodén, a named executive officer, did not timely report on Form 4 a grant of restricted stock on February 11, 2025 for his spouse within two business days of the transaction. A Form 4 reporting these transactions was filed on February 18, 2025.

SHAREHOLDER PROPOSAL

John Chevedden, 2215 Nelson Avenue — No. 205, Redondo Beach, CA 90278, owner of at least $2,000 worth of shares of the Company's Common Stock, has notified the Company that he intends to present a proposal for consideration at the Annual Meeting. As required by the Exchange Act, the text of the shareholder proposal and supporting statement appear as submitted to the Company by the proponent. The Board and the Company accept no responsibility for the contents of the proposal or the supporting statement.

Proposal 4 - Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary including the Corporate Governance Guidelines in order that 2 separate people hold the office of the Chairman and the office of the CEO as soon as possible.

The Chairman of the Board shall be an Independent Director. An independent Lead Director shall not be a substitute for an independent Board Chairman.

The Board shall have the discretion to select an interim Chairman of the Board, who is not an Independent Director, to serve while the Board is required to seek an Independent Chairman of the Board on an accelerated basis. This policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition although it is better to adopt it now to obtain the maximum benefit.

An independent Board Chairman at all times improves corporate governance by bringing impartiality, objective oversight, and external expertise to board decisions, mitigating conflicts of interest, enhancing transparency, and boosting shareholder confidence.

This detached perspective allows the chairman to focus on shareholder interests, strengthen management accountability, and provide critical checks and balances, ultimately contributing to long-term sustainability and credibility.

Aflac apparently does not like shareholder proposals. Aflac prevented a vote on a 2025 shareholder proposal.

Now could be a ripe time for this policy since Aflac stock performance was flat year-over-year in late 2025 despite a robust stock market.

Plus challenging news reports regarding Aflac emerged in 2025.

Aflac's first-quarter 2025 revenue of $3.4 billion was significantly below analysts' forecasts of $4.2 billion, largely due to net investment losses.

In June 2025, Aflac was one of several insurance companies targeted in a "cybercrime campaign" by a hacking group known as "Scattered Spider." The hack put customer Social Security numbers, insurance claims, and health data at risk.

Following the data breach, multiple class-action lawsuits were filed against Aflac, accusing the company of negligence, breach of contract, and invasion of privacy. The lawsuits charged that Aflac was warned about such risks for years but under-spent on digital security.

Several analyses suggested caution regarding Aflac stock, citing Aflac's high price-to-earnings ratio compared to peers and the ongoing challenges in its Japanese market.

Please vote yes:
Independent Board Chairman - Proposal 4

Response to Shareholder Proposal Regarding an Independent Board Chairman

The Board of Directors recommends a vote <u>AGAINST</u> this shareholder proposal.

For additional information, see the "Board Leadership Structure" section beginning on page 20.

SOLICITATION AND REVOCATION OF PROXY

This Proxy Statement is furnished to shareholders in connection with the solicitation of proxies by the Company's Board of Directors (the "Board"), on behalf of the Company, for use at the Annual Meeting of Shareholders to be held on Monday, May 4, 2026 for the purposes set forth in the accompanying Notice of Annual Meeting and described in detail herein, and any adjournment of that meeting. The Annual Meeting will be held at 10 a.m. Eastern Time solely by means of remote communication in a virtual meeting format. Details on how to participate are available at www.virtualshareholdermeeting.com/AFL2026 and investors.aflac.com.

The mailing address of our principal executive offices is Aflac Incorporated, 1932 Wynnton Road, Columbus, Georgia 31999.

All properly executed proxies returned to the Company will be voted in accordance with the instructions contained thereon. If you return your signed proxy with no voting instructions indicated, the proxy will be voted FOR the election of all Director nominees named in this Proxy Statement, FOR approval of Proposals 2 and 3, AGAINST approval of Proposal 4, and according to the discretion of the proxy holders on any other matters that may properly come before the Annual Meeting or any postponement or adjournment thereof. If you are a shareholder of record, you also may submit your proxy online or by telephone in accordance with the procedures set forth in the enclosed proxy. Shareholders can revoke a proxy at any time before it is exercised by giving written notice to that effect to the Corporate Secretary of the Company or by submitting a later-dated proxy or subsequent internet or telephonic proxy.

This Proxy Statement and the accompanying proxy are being first delivered to shareholders on or about March 19, 2026.

Solicitation of Proxies

The Company will pay the cost of soliciting proxies. The Company will make arrangements with brokerage firms, custodians, and other fiduciaries to send proxy materials to their customers, and will reimburse these entities for the associated mailing and related expenses. In addition, certain officers and other employees of the Company may solicit proxies by telephone and by personal contacts, but those individuals will not receive additional compensation for these efforts. The Company has retained Georgeson LLC to assist in the solicitation of proxies for a fee of $10,000, plus reimbursement of reasonable out-of-pocket expenses.

Proxy Materials and Annual Report

As permitted by SEC rules, we are making these proxy materials available to our shareholders electronically. We believe providing online access to our critical documents will conserve natural resources and reduce the costs of printing and distributing our proxy materials. Accordingly, we have mailed to most of our shareholders a notice about the internet availability of this Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2025 ("Annual Report") instead of paper copies of those documents. The notice contains instructions on how to access our reports online, how to vote at proxyvote.com, and how to request and receive a paper copy of our proxy materials, including this Proxy Statement and our Annual Report. If you select the online access option for the Proxy Statement, Annual Report, and other account mailings, you will receive an electronic notice of availability of your proxy materials. If you do not receive a notice and did not already elect online access, you will receive a paper copy of the proxy materials by mail.

For future documents, registered shareholders may select a method of delivery by visiting https://shareholder.broadridge.com/aflac. If you own shares indirectly through a broker, bank, or other nominee, please contact your financial institution for additional information regarding delivery options.

Multiple Shareholders Sharing the Same Address

The Company is sending only one Annual Report and one Proxy Statement or notice of availability of these materials to shareholders who consented and who share a single address. This is known as "householding." However, any registered shareholder who wishes to receive a separate Annual Report or Proxy Statement may contact Shareholder Services by phone at (706) 596-3581, by email at shareholder@aflac.com, or by mail at the address set forth above and we will promptly provide additional copies. If you receive multiple copies of the Annual Report or Proxy Statement or notice of availability of these materials, you may request householding by contacting Shareholder Services (if you are a registered shareholder) or by contacting the holder of record (if you own the Company's shares through a bank, broker, or other holder of record).

Description of Voting Rights

The Company believes that long-term shareholders should have a greater say in our success. Accordingly, as approved by shareholders, the Company's Articles of Incorporation provide that each share of the Company's Common Stock is entitled to one vote ("short-term shares") until it has been held by the same beneficial owner for a continuous period of longer than 48 months prior to the record date of the meeting, at which time each share becomes entitled to ten votes ("long-term shares"). If a share is transferred by gift, devise, or bequest, or otherwise through the laws of inheritance, descent, or distribution from the estate of the transferor, or by distribution to a beneficiary of shares held in trust, the transferee is deemed to be the same beneficial owner as the transferor for purposes of determining the number of votes per share. Shares acquired as a direct result of a stock split, stock dividend, or other distribution with respect to existing shares are deemed to have been acquired and held continuously from the date on which the underlying shares were acquired. Shares of Common Stock acquired pursuant to the exercise of a stock option are deemed to have been acquired on the date the option was granted.

The Company's time-phased voting rights differ significantly from dual-class share structures, as neither the long-term shares nor the short-term shares (1) have a preference over the other with regard to dividends or upon liquidation, (2) carry any preemptive rights enabling a holder to subscribe for or receive shares, (3) are entitled to vote cumulatively for Directors, or (4) differ in any respect other than the additional voting rights.

The Company's voting rights structure was approved by over 90% of our shareholders in 1985. Since that time, the Company and the Board have regularly discussed our time-phased voting rights with our shareholders, including the strategic rationale of the structure as it relates to our business relationships, and continues to believe that it is the right capital structure for the Company. The Company will remain engaged with our shareholders to hear their views on our time-phased voting rights and convey the Board's rationale for our current voting structure, which serve to amplify the voice of long-term shareholders by providing them, regardless of affiliation or views on management or the Board, with more say by virtue of their longer financial commitment to the Company.

Shares of Common Stock held in "street" or "nominee" name are presumed to be short-term shares (held for less than 48 months) and are entitled to one vote per share unless this presumption is rebutted by evidence to the contrary. If you wish to demonstrate that you have held your Common Stock in street name for longer than 48 months, please complete and execute the affidavit appearing on the reverse side of your proxy. The Board may require evidence to support the affidavit.

Quorum and Vote Requirements

Holders of record of Common Stock at the close of business on February 24, 2026, will be entitled to vote at the Annual Meeting. At that date, the number of outstanding shares of Common Stock entitled to vote was 515,183,672. According to the Company's records, this represents the following voting rights:

Number of shares	Votes per share		Yields this many votes
429,662,845	@	1 =	429,662,845
85,520,827	@	10 =	855,208,270
515,183,672	Total		1,284,871,115

If all of the outstanding shares were entitled to ten votes per share, the total number of possible votes would be 5,151,836,720. However, for purposes of this Proxy Statement, we assume that the total number of votes that may be cast at the Annual Meeting will be 1,284,871,115.

The holders of shares representing a majority of the voting rights entitled to vote at the Annual Meeting, present in person or represented by proxy, will constitute a quorum for the transaction of any business that comes before the meeting. Abstentions are counted as "shares present" for purposes of determining whether a quorum exists. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. Broker non-votes are counted as "shares present" at the Annual Meeting for purposes of determining whether a quorum exists.

The following table shows the voting requirements for each proposal we expect at the Annual Meeting.

Proposal	Vote required to Pass	Effect of abstentions and broker non-votes
Uncontested election of directors	Votes cast for a nominee exceed votes cast against that nominee	Abstentions and broker non-votes are not counted as votes cast and have no effect
Advisory Say-on-Pay	Majority of the votes cast	Abstentions and broker non-votes are not counted as votes cast and have no effect
Ratification of the Independent Registered Public Accounting Firm	Majority of the votes cast	Abstentions are not counted as votes cast and have no effect. Brokers and other nominees may vote without instructions with respect to this proposal, so we do not expect broker non-votes.
Shareholder Proposal regarding an Independent Board Chairman	Majority of the votes cast	Abstentions and broker non-votes are not counted as votes cast and have no effect

If a nominee who is already serving as a Director is not re-elected at the Annual Meeting in an uncontested election, Georgia law provides that Director would continue to serve on our Board as a "holdover director." However, our Director Resignation Policy, which is part of the Company's Guidelines on Significant Corporate Governance Issues, provides that holdover directors must tender a resignation to our Chairman of the Board. The Corporate Governance Committee will consider such resignation and recommend to the Board whether to accept or reject it. In considering whether to accept or reject the tendered resignation, the Corporate Governance Committee will consider all factors its members deem relevant, including the stated reasons why shareholders voted against such Director, the qualifications of the Director, and whether the resignation would be in the best interests of the Company and its shareholders. The Board will formally act on the Corporate Governance Committee's recommendation no later than ninety days following the date of the Annual Meeting at which the election occurred. The Company will, within four business days after such decision was made, publicly disclose that decision in a Form 8-K filed with the SEC, together with a full explanation of the process by which the decision was made and, if applicable, the reasons for rejecting the tendered resignation. If there were a nominee who was not already serving as a Director, and that individual was not elected at the Annual Meeting, that nominee would not become a Director or a holdover director.

In a contested election at an annual meeting of shareholders (meaning the number of nominees exceeds the number of Directors to be elected), the standard for election of Directors would be a plurality of the shares represented in person or by proxy at such meeting and entitled to vote on the election of Directors.

Effect of Not Casting a Vote

If you hold your shares in street name, it is critical that you provide voting instructions to the record owner. Your bank or broker is not permitted to vote shares you hold in street name without your instructions in the election of Directors (Proposal 1) or on the advisory vote on executive compensation (Proposal 2) and the shareholder proposal regarding an Independent Board Chairman (Proposal 4). Broker non-votes on these matters will have no effect on the outcome of the proposals. Your bank or broker may vote uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Proposal 3).

If you are a shareholder of record and you do not return your proxy card, no votes will be cast on your behalf on any item of business at the Annual Meeting.

OTHER MATTERS

The Board is not aware of any matters that are expected to come before the 2026 Annual Meeting other than those referred to in this Proxy Statement. If any other matter should come before the Annual Meeting, the people named in the accompanying proxy (or their substitutes) intend to vote the proxies in accordance with their best judgment.

Submission of Shareholder Proposals and Nominations for the 2027 Annual Meeting

Proposals for Inclusion in our 2027 Proxy Materials

SEC rules permit shareholders to submit proposals to be included in our materials if the shareholder and the proposal satisfy the requirements specified in Rule 14a-8 of the Exchange Act. For a shareholder proposal to be considered for inclusion in our proxy materials for the 2027 Annual Meeting of Shareholders, the proposal must be received at the address provided below on or before November 19, 2026.

Director Nominations for Inclusion in our 2027 Proxy Materials Pursuant to our Proxy Access Bylaw

Our proxy access Bylaw permits a shareholder (or a group of up to twenty shareholders) who owns shares of our outstanding Common Stock representing at least 3% of the votes entitled to be cast on the election of Directors, and who has owned such shares continuously for at least three years, to nominate and include in our proxy materials Director candidates constituting up to 20% of the Board, if the nominating shareholder(s) and the nominee(s) satisfy the requirements specified in our Bylaws. For the 2027 Annual Meeting of Shareholders, notice of a proxy access nomination must be received at the address provided below between October 20, 2026, and November 19, 2026. The notice of a proxy access nomination must also comply with the additional notice requirements of Rule 14a-19(b) of the Exchange Act.

Other Proposals or Director Nominations to be Brought Before our 2027 Annual Meeting

Our Bylaws set forth procedures for shareholders who wish to propose items of business or to nominate Director candidates that are not intended to be included in our proxy materials. For the 2027 Annual Meeting of Shareholders, notice of such proposals or nominations must be received at the address provided below between January 4, 2027, and February 3, 2027. In the unlikely event the Company moves the 2027 Annual Meeting of Shareholders to a date that is more than 25 days before or after the date that is the one-year anniversary of this year's Annual Meeting date (May 4, 2026), the Company must receive such notice no later than the close of business on the 10th day following the day on which notice of the meeting date is first mailed to shareholders or the Company makes a public announcement of the meeting date, whichever occurs first.

In addition to satisfying the foregoing requirements and other procedures set forth under the Company's Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 of the Exchange Act no later than March 5, 2027.

Address for Submission of Notices and Additional Information

All shareholder nominations of individuals for election as Directors or proposals of other items of business to be considered by shareholders at the 2027 Annual Meeting of Shareholders (whether or not intended for inclusion in our proxy materials) must be submitted in writing to our Corporate Secretary at Aflac Incorporated, 1932 Wynnton Road, Columbus, Georgia 31999.

Both the proxy access and the advance notice provisions of our Bylaws require a shareholder's notice of a nomination or other item of business to include certain information. Director nominees also must meet certain eligibility requirements. If you wish to introduce a nomination or other item of business, please review our Bylaws.

Cautionary Note Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor to encourage companies to provide prospective information, so long as those informational statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those included in the forward-looking statements. The Company desires to take advantage of these provisions. Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results, environmental, social, and governance matters, or other developments. Furthermore, forward-looking information is subject to numerous assumptions, risks and uncertainties. In particular, statements containing words such as the ones listed below or similar words, as well as specific projections of future results, generally qualify as forward-looking. The Company undertakes no obligation to update such forward-looking statements.

- expect
- may
- will
- anticipate
- should
- assumes
- believe
- estimate
- potential
- goal
- intends
- target
- objective
- projects
- outlook
- aims
- plans to

Our actual future results and trends may differ materially from those we anticipate depending on a variety of factors, including, but not limited to, the risks and uncertainties discussed in our Annual Report on Form 10-K for the year ended December 31, 2025 and subsequent reports filed with the SEC. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason.

Annual Report

The Company has delivered a copy of its 2025 Annual Report on Form 10-K to each shareholder entitled to vote at the 2026 Annual Meeting of Shareholders. It is also available via the Internet by going to https://investors.aflac.com and selecting "SEC Filings" under the "Financials" section as well as at the website of the United States Securities and Exchange Commission at www.sec.gov. For a printed copy, contact Shareholder Services by phone at (706) 596-3581, by email at shareholder@aflac.com, or by mail at:

Shareholder Services
Aflac Incorporated
Worldwide Headquarters
1932 Wynnton Road
Columbus, Georgia 31999

Exercise Your Right to Vote

The Company encourages you to vote. Please vote by internet or telephone, or sign, date, and return your proxy or voting instruction form in the prepaid envelope you received if you requested paper copies of our proxy materials. We encourage you to attend our virtual 2026 Annual Meeting on May 4, 2026. For more information on voting and attending the virtual Annual Meeting, please see the "Notice of 2026 Annual Meeting of Shareholders" and the "Attending the Virtual Annual Meeting" sections.

By order of the Board of Directors,

J. Matthew Loudermilk
Corporate Secretary
March 19, 2026

APPENDIX A – DEFINITION OF NON-U.S. GAAP MEASURES AND RECONCILIATIONS TO CORRESPONDING U.S. GAAP MEASURES

This document includes references to the Company's financial performance measures which are not calculated in accordance with United States generally accepted accounting principles (U.S. GAAP) (non-U.S. GAAP). The financial measures exclude items that the Company believes may obscure the underlying fundamentals and trends in insurance operations because they tend to be driven by general economic conditions and events or related to infrequent activities not directly associated with insurance operations.

Due to the size of Aflac Japan, where the functional currency is the Japanese yen, fluctuations in the yen/dollar exchange rate can have a significant effect on reported results. In periods when the Japanese yen weakens, translating Japanese yen into U.S. dollars results in fewer U.S. dollars being reported. When the Japanese yen strengthens, translating Japanese yen into U.S. dollars results in more U.S. dollars being reported. Consequently, Japanese yen weakening has the effect of suppressing current period results in relation to the comparable prior period, while Japanese yen strengthening has the effect of magnifying current period results in relation to the comparable prior period. A significant portion of the Company's business is conducted in Japanese yen and never converted into U.S. dollars but translated into U.S. dollars for U.S. GAAP reporting purposes, which results in foreign currency impact to earnings, cash flows and book value on a U.S. GAAP basis. Management evaluates the Company's financial performance both including and excluding the impact of foreign currency translation to monitor, respectively, cumulative currency impacts and the currency-neutral operating performance over time. The average yen/dollar exchange rate is based on the published MUFG Bank, Ltd. telegraphic transfer middle rate (TTM).

The Company defines the non-U.S. GAAP financial measures included in this document as follows:

Adjusted earnings are adjusted revenues less benefits and adjusted expenses. Adjusted earnings per share (basic or diluted) are the adjusted earnings for the period divided by the weighted average outstanding shares (basic or diluted) for the period presented. The adjustments to both revenues and expenses account for certain items that are outside of management's control because they tend to be driven by general economic conditions and events or are related to infrequent activities not directly associated with insurance operations. Adjusted revenues are U.S. GAAP total revenues excluding adjusted net investment gains and losses. Adjusted expenses are U.S. GAAP total acquisition and operating expenses including the impact of interest from derivatives associated with notes payable but excluding any non-recurring or other items not associated with the normal course of the Company's insurance operations and that do not reflect the Company's underlying business performance. Management uses adjusted earnings and adjusted earnings per diluted share to evaluate the financial performance of the Company's insurance operations on a consolidated basis and believes that a presentation of these financial measures is vitally important to an understanding of the underlying profitability drivers and trends of the Company's insurance business. The most comparable U.S. GAAP financial measures for adjusted earnings and adjusted earnings per share (basic or diluted) are net earnings and net earnings per share, respectively.

Adjusted earnings excluding current period foreign currency impact are computed using the average foreign exchange rate for the comparable prior-year period, which eliminates fluctuations driven solely by foreign exchange rate changes. Adjusted earnings per diluted share excluding current period foreign currency impact is adjusted earnings excluding current period foreign currency impact divided by the weighted average outstanding diluted shares for the period presented. The Company considers adjusted earnings excluding current period foreign currency impact and adjusted earnings per diluted share excluding current period foreign currency impact important because a significant portion of the Company's business is conducted in Japan and foreign exchange rates are outside management's control; therefore, the Company believes it is important to understand the impact of translating foreign currency (primarily Japanese yen) into U.S. dollars. The most comparable U.S. GAAP financial measures for adjusted earnings excluding current period foreign currency impact and adjusted earnings per diluted share excluding current period foreign currency impact are net earnings and net earnings per share, respectively.

Adjusted net investment gains and losses are net investment gains and losses adjusted for i) amortized hedge cost/income related to foreign currency exposure management strategies and certain derivative activity, ii) net interest income/expense from foreign currency and interest rate derivatives associated with certain investment strategies, which are both reclassified to net investment income, and iii) the impact of interest from derivatives associated with notes payable, which is reclassified to interest expense as a component of total adjusted expenses. The Company considers adjusted net investment gains and losses important as it represents the remainder amount that is considered outside management's control, while excluding the components that are within management's control and are accordingly reclassified to net investment income and interest expense. The most comparable U.S. GAAP financial measure for adjusted net investment gains and losses is net investment gains and losses.

Amortized hedge costs/income represent costs/income incurred or recognized as a result of using foreign currency derivatives to hedge certain foreign currency exchange risks in the Company's Japan segment or in Corporate and other. These amortized hedge costs/income are estimated at the inception of the derivatives based on the specific terms of each contract and are recognized on a straight-line basis over the contractual term of the derivative. The Company believes that amortized hedge costs/income measure the periodic currency risk management costs/income related to hedging certain foreign currency exchange risks and are an important component of net investment income. There is no comparable U.S. GAAP financial measure for amortized hedge costs/income.

Adjusted net investment income is net investment income adjusted for i) amortized hedge cost/income related to foreign currency exposure management strategies and certain derivative activity, and ii) net interest income/expense from foreign currency and interest rate derivatives associated with certain investment strategies, which are reclassified from net investment gains and losses to net investment income. The Company considers adjusted net investment income important because it provides a more comprehensive understanding of the costs and income associated with the Company's investments and related hedging strategies. The most comparable U.S. GAAP financial measure for adjusted net investment income is net investment income.

Adjusted return on equity is annualized adjusted earnings divided by average shareholders' equity, excluding accumulated other comprehensive income. Management uses adjusted return on equity to evaluate the financial performance of the Company's insurance operations on a consolidated basis and believes that a presentation of this financial measure is vitally important to an understanding of the underlying profitability drivers and trends of the Company's insurance business. The Company considers adjusted return on equity important as it excludes components of accumulated other comprehensive income, which fluctuate due to market movements that are outside management's control. The most comparable U.S. GAAP financial measure for adjusted return on equity is return on equity as determined using annualized net earnings and average total shareholders' equity.

Adjusted return on equity excluding foreign currency remeasurement is annualized adjusted earnings divided by average shareholders' equity, excluding both accumulated other comprehensive income and the cumulative (beginning January 1, 2021) foreign currency gains/losses associated with i) foreign currency remeasurement and ii) sales and redemptions of invested assets. The Company considers adjusted return on equity excluding foreign currency remeasurement important because it excludes both accumulated other comprehensive income and the cumulative foreign currency remeasurement gains/losses, which fluctuate due to market movements that are outside management's control. The most comparable U.S. GAAP financial measure for adjusted return on equity excluding foreign currency remeasurement is return on equity as determined using annualized net earnings and average total shareholders' equity.

Adjusted return on equity excluding foreign currency impact is annualized adjusted earnings excluding the current period foreign currency impact divided by average shareholders' equity, excluding accumulated other comprehensive income. The Company considers adjusted return on equity excluding foreign currency impact important as it excludes changes in foreign currency and components of accumulated other comprehensive income, which fluctuate due to market movements that are outside management's control. The most comparable U.S. GAAP financial measure for adjusted return on equity excluding foreign currency impact is return on equity as determined using annualized net earnings and average total shareholders' equity.

Adjusted return on equity excluding foreign currency impact [New] is annualized adjusted earnings excluding the current period foreign currency impact divided by average shareholders' equity, excluding both accumulated other comprehensive income and the cumulative (beginning January 1, 2021) foreign currency gains/losses associated with i) foreign currency remeasurement and ii) sales and redemptions of invested assets. The Company considers adjusted return on equity excluding foreign currency impact important as it holds constant the prior period foreign exchange rate for the current period, while also excluding both accumulated other comprehensive income and the cumulative foreign currency gains/losses, which fluctuate due to market movements that are outside management's control. The most comparable U.S. GAAP financial measure for adjusted return on equity excluding foreign currency impact is return on equity as determined using annualized net earnings and average total shareholders' equity.

Adjusted revenues excluding current period foreign currency impact are adjusted revenues calculated using the average foreign exchange rate for the comparable prior year period, which eliminates fluctuations driven solely by foreign exchange rate changes that are outside management's control. The most comparable U.S. GAAP financial measure for adjusted revenues excluding current period foreign currency impact is total revenues.

Adjusted book value is the U.S. GAAP book value (representing total shareholders' equity), less accumulated other comprehensive income as recorded on the U.S. GAAP balance sheet. Adjusted book value per common share is adjusted book value at the period end divided by the ending outstanding common shares for the period presented. The Company considers adjusted book value and adjusted book value per common share important as they exclude accumulated other comprehensive income, which fluctuates due to market movements that are outside management's control. The most comparable U.S. GAAP financial measures for adjusted book value and adjusted book value per common share are total book value and total book value per common share, respectively.

Adjusted book value excluding foreign currency remeasurement is the U.S. GAAP book value (representing total shareholders' equity), less accumulated other comprehensive income as recorded on the U.S. GAAP balance sheet and excluding the cumulative (beginning January 1, 2021) foreign currency gains/losses associated with i) foreign currency remeasurement and ii) sales and redemptions of invested assets. Adjusted book value excluding foreign currency remeasurement per common share is adjusted book value excluding foreign currency remeasurement at the period end divided by the ending outstanding common shares for the period presented. The Company considers adjusted book value excluding foreign currency remeasurement and adjusted book value excluding foreign currency remeasurement per common share important as they exclude both accumulated other comprehensive income and the cumulative foreign currency remeasurement gains/losses, which fluctuate due to market movements that are outside management's control. The most comparable U.S. GAAP financial measures for adjusted book value excluding foreign currency remeasurement and adjusted book value excluding foreign currency remeasurement per common share are total book value and total book value per common share, respectively.

Adjusted debt is the sum of notes payable, as recorded on the U.S. GAAP balance sheet, excluding 50% of subordinated debentures and perpetual bonds and all pre-funding of debt maturities. The Company considers adjusted debt important as it measures outstanding debt consistently with expectations of the Company's rating agency stakeholders. The most comparable U.S. GAAP financial measure for adjusted debt is notes payable.

Adjusted debt including 50% of subordinated debentures and perpetual bonds is the sum of notes payable, as recorded on the U.S. GAAP balance sheet, excluding pre-funding of debt maturities. The Company considers adjusted debt including 50% of subordinated debentures and perpetual bonds important as it measures outstanding debt consistently with expectations of the Company's rating agency stakeholders. The most comparable U.S. GAAP financial measure for adjusted debt including 50% of subordinated debentures and perpetual bonds is notes payable.

Amounts reported in this Proxy Statement may not foot due to rounding.

Reconciliations of Non-U.S. GAAP Measures

The tables on the following pages provide reconciliations of adjusted earnings and adjusted earnings per diluted share, each excluding foreign currency impact, adjusted net investment gains and losses, adjusted net investment income, adjusted return on equity excluding foreign currency, and adjusted revenues excluding foreign currency, to the most directly comparable U.S. GAAP measures for the years ended December 31, 2025 and 2024.

RECONCILIATION OF U.S. GAAP NET EARNINGS TO ADJUSTED EARNINGS
(Excluding Foreign Currency)

	In Millions		Per Diluted Share	
Twelve Months Ended December 31,	**2025**	**2024**	**2025**	**2024**
Net earnings	$3,646	$5,443	$ 6.82	$ 9.63
Items impacting net earnings:				
Adjusted net investment (gains) losses[1]	375	(1,495)	.70	(2.65)
Other and non-recurring (income) loss	54	23	.10	.04
Income tax (benefit) expense on items excluded from adjusted earnings	(67)	101	(.13)	.18
Adjusted earnings	4,008	4,072	7.49	7.21
Current period foreign currency impact[2]	(19)	N/A	(.04)	N/A
Adjusted earnings excluding current period foreign currency impact[3]	$3,989	$4,072	$ 7.46	$ 7.21

[1] See reconciliation of net investment (gains) losses to adjusted net investment (gains) losses below.

[2] Prior period foreign currency impact reflected as "N/A" to isolate change for current period only.

[3] Amounts excluding current period foreign currency impact are computed using the average foreign exchange rate for the comparable prior-year period, which eliminates fluctuations driven solely by foreign currency exchange rate changes.

RECONCILIATION OF U.S. GAAP NET INVESTMENT (GAINS) LOSSES TO ADJUSTED NET INVESTMENT (GAINS) LOSSES

	In Millions	
Twelve Months Ended December 31,	**2025**	**2024**
Net investment (gains) losses	$ 572	$ (1,271)
Items impacting net investment (gains) losses:		
Amortized hedge costs	(45)	(26)
Amortized hedge income	98	113
Net interest income (expense) from derivatives associated with certain investment strategies	(252)	(338)
Impact of interest from derivatives associated with notes payable	2	27
Adjusted net investment (gains) losses	$ 375	$(1,495)

RECONCILIATION OF U.S. GAAP NET INVESTMENT INCOME TO ADJUSTED NET INVESTMENT INCOME

	In Millions	
Twelve Months Ended December 31,	**2025**	**2024**
Net investment income	$4,076	$ 4,116
Items impacting net investment income:		
Amortized hedge costs	(45)	(26)
Amortized hedge income	98	113
Net interest income (expense) from derivatives associated with certain investment strategies	(252)	(338)
Adjusted net investment income	$ 3,877	$3,865

RECONCILIATION OF U.S. GAAP RETURN ON EQUITY (ROE) TO ADJUSTED ROE

(Excluding Impact of Foreign Currency)

Twelve Months Ended December 31,	2025	2024
U.S. GAAP ROE - Net earnings[1]	13.1 %	22.6 %
Impact of excluding unrealized foreign currency translation gains (losses)	(2.6)%	(3.6)%
Impact of excluding unrealized gains (losses) on securities and derivatives	(.5)%	.4 %
Impact of excluding effect of changes in discount rate assumptions	2.6 %	(.2)%
Impact of excluding pension liability adjustment	— %	— %
Impact of excluding accumulated other comprehensive income	(.4)%	(3.4)%
U.S. GAAP ROE - less accumulated other comprehensive income	12.8 %	19.2 %
Differences between adjusted earnings and net earnings[2]	1.3 %	(4.8)%
Adjusted ROE - reported	14.0 %	14.4 %
Less: Impact of foreign currency[3]	.1 %	N/A
Adjusted ROE, excluding impact of foreign currency	13.9 %	14.4 %

[1] U.S. GAAP ROE is calculated by dividing net earnings (annualized) by average shareholders' equity.

[2] See separate reconciliation of net earnings to adjusted earnings.

[3] Impact of foreign currency is calculated by restating all foreign currency components of the income statement to the weighted average foreign currency exchange rate for the comparable prior year period. The impact is the difference of the restated adjusted earnings compared to reported adjusted earnings. For comparative purposes, only current period income is restated using the weighted average prior period exchange rate, which eliminates the foreign currency impact for the current period. This allows for equal comparison of this financial measure.

RECONCILIATION OF U.S. GAAP RETURN ON EQUITY (ROE) TO ADJUSTED ROE

(Excluding Impact of Foreign Currency [NEW])

Twelve Months Ended December 31,	2025	2024
U.S. GAAP ROE - Net earnings[1]	13.1 %	22.6 %
Impact of excluding unrealized foreign currency translation gains (losses)	(2.6)%	(3.6)%
Impact of excluding unrealized gains (losses) on securities and derivatives	(.5)%	.4 %
Impact of excluding effect of changes in discount rate assumptions	2.6 %	(.2)%
Impact of excluding pension liability adjustment	— %	— %
Impact of excluding accumulated other comprehensive income	(.4)%	(3.4)%
U.S. GAAP ROE - less accumulated other comprehensive income	12.8 %	19.2 %
Differences between adjusted earnings and net earnings[2]	1.3 %	(4.8)%
Adjusted ROE - reported	14.0 %	14.4 %
Less: Impact of excluding gains (losses) associated with foreign currency remeasurement[3]	3.6 %	2.9 %
Adjusted ROE, excluding foreign currency remeasurement	17.6 %	17.3 %
Less: Impact of foreign currency[4]	.1 %	N/A
Adjusted ROE, excluding impact of foreign currency	17.5 %	17.3 %

[1] U.S. GAAP ROE is calculated by dividing net earnings (annualized) by average shareholders' equity.

[2] See separate reconciliation of net earnings to adjusted earnings.

[3] Impact of gains/losses associated with foreign currency remeasurement is calculated by excluding the cumulative (beginning January 1, 2021) foreign currency gains/losses associated with i) foreign currency remeasurement and ii) sales and redemptions of invested assets. The impact is the difference of adjusted return on equity - reported compared with adjusted return on equity, excluding from shareholders' equity, gains/losses associated with foreign currency remeasurement.

[4] Impact of foreign currency is calculated by restating all foreign currency components of the income statement to the weighted average foreign currency exchange rate for the comparable prior year period. The impact is the difference of the restated adjusted earnings compared to reported adjusted earnings. For comparative purposes, only current period income is restated using the weighted average prior period exchange rate, which eliminates the foreign currency impact for the current period. This allows for equal comparison of this financial measure.

RECONCILIATION OF U.S. GAAP TOTAL REVENUES TO ADJUSTED REVENUES

(Excluding Current Period Foreign Currency Impact)

	In Millions	
Twelve Months Ended December 31,	**2025**	**2024**
Total Revenues - U.S. GAAP	$ 17,164	$ 18,927
Add: Total U.S. GAAP Realized (Gains) Losses	572	(1,271)
Add: Realized capital gain/loss items included in Adjusted Revenue		
Amortized hedge costs	(45)	(26)
Amortized hedge income	98	113
Interest cash flows on derivatives associated with investment strategies	(252)	(338)
Differences between adjusted revenues and total revenues		
Adjusted revenues	$ 17,537	$ 17,405
Less: Impact of foreign currency[1]	79	N/A
Adjusted revenues, excluding foreign currency impact	$ 17,458	$ 17,405

[1] Impact of foreign currency is calculated by restating all yen components of the income statement to the weighted average yen rate for the comparable prior year period. The impact is the difference of the restated adjusted revenues compared to reported adjusted revenues. For comparative purposes, only current period income is restated using the weighted average prior period exchange rate, which eliminates the foreign currency impact for the current period. This allows for equal comparison of this financial measure.

RECONCILIATION OF U.S. GAAP BOOK VALUE TO ADJUSTED BOOK VALUE

(Excluding Foreign Currency Remeasurement)

	In Millions	
December 31,	**2025**	**2024**
U.S. GAAP book value	$29,490	$26,098
Items impacting U.S. GAAP book value:		
Unrealized foreign currency translation gains (losses)	(4,847)	(4,998)
Unrealized gains (losses) on securities and derivatives	(1,822)	4
Effect of changes in discount rate assumptions	8,035	2,006
Pension liability adjustment	86	10
Total accumulated other comprehensive income	1,452	(2,978)
Adjusted book value	28,038	29,076
Foreign currency remeasurement gains (losses)	5,910	5,725
Adjusted book value excluding foreign currency remeasurement	$ 22,128	$ 23,351

ADJUSTED LEVERAGE RATIOS

	In Millions	
December 31,	**2025**	**2024**
Notes payable	$8,409	$7,498
50% of subordinated debentures and perpetual bonds	(285)	(282)
Pre-funding of debt maturities	(399)	—
Adjusted debt	7,725	7,216
Total Shareholders' Equity	29,490	26,098
Accumulated other comprehensive (income) loss:		
Unrealized foreign currency translation (gains) losses	4,847	4,998
Unrealized (gains) losses on securities and derivatives	1,822	(4)
Effect of changes in discount rate assumptions	(8,035)	(2,006)
Pension liability adjustment	(86)	(10)
Adjusted book value	28,038	29,076
Total capitalization	37,899	33,596
Debt to capitalization	22.2 %	22.3 %
Adjusted capitalization ex-accumulated other comprehensive income[1]	36,048	36,574
Adjusted debt to adjusted capitalization ex-accumulated other comprehensive income	21.4 %	19.7 %

[1] Adjusted capitalization ex-accumulated other comprehensive income is the sum of adjusted debt, including 50% of subordinated debentures and perpetual bonds, plus adjusted book value.

APPENDIX B – DEFINITION OF OPERATIONAL MEASURES

The Company defines the operational measures included in this document as follows:

New annualized premium sales is sometimes referred to as new sales or sales. An operating measure that is not reflected on the Company's financial statements. New annualized premium sales generally represent annual premiums on policies and riders the Company sold and incremental increases from policy conversions that would be collected over a 12-month period assuming the policies remain in force for that entire period. For Aflac Japan, new annualized premium sales are determined by applications submitted during the reporting period. For Aflac U.S., new annualized premium sales are determined by applications that are issued during the reporting period. Policy conversions are defined as the positive difference in the annualized premium when a policy upgrades in the current reporting period. The Company believes that this metric is a key indicator of the Company's future source of earnings.

Aflac Japan's new annualized premiums sales (as adjusted for MIP) is a measure that is calculated in Japanese yen and adjusts Aflac Japan's new annualized premium sales to exclude new annualized premiums sales from lapse and reissue for *Tsumitasu*. The Company believes this metric reflects management's expectations for Aflac Japan's new annualized premium sales.

Total shareholder return (TSR) is a measure of financial performance that represents the percentage of total return (including both share price appreciation and dividends received) on a share of the Company's Common Stock over a certain period. The Company believes TSR is a good gauge of the long-term value of investment for Aflac Incorporated's shareholders.

Operating ratios are used to evaluate the Company's financial condition and profitability. Examples include: (1) Ratios to total adjusted revenues, which present expenses as percentage of total revenues and (2) Ratios to total premium, including benefit ratio. Operating ratios include: Benefit Ratio and Expense Ratio.

Premium persistency is the percentage of premiums remaining in force at the end of a period, usually one year, and presented on a trailing 12-month average basis. For example, 95% persistency would mean that 95% of the premiums in force at the beginning of a period are still in force at the end of the period. The Company believes that this metric is a key driver of in force levels, which is a key measure of the size of the Company's business and future sources of earnings.

Aflac Japan's net earned premium (as adjusted for MIP) is a measure that is calculated in Japanese yen and adjusts Aflac Japan's net earned premiums for certain variables including the change in deferred profit liability on limited payment contracts, any in-year reinsurance transactions that are not in Plan with a transaction asset threshold or a release of U.S. GAAP future policy benefit reserves threshold in excess of ¥3 billion, and earned premiums from Aflac Pet Small amount-and-Short-term Insurance Co., Ltd. that are excluded from the Company's MIP basis. The Company believes this metric reflects management's expectations for Aflac Japan's net earned premium.

APPENDIX C – ATTENDING THE VIRTUAL ANNUAL MEETING

The Board has made the decision that the Annual Meeting be held solely by means of remote communication.

How to Join the Virtual Annual Meeting

Shareholders as of the close of business on February 24, 2026 (Record Date) are invited to attend the virtual Annual Meeting at www.virtualshareholdermeeting.com/AFL2026 by entering the 16-digit control number included on their proxy card or notice that they previously received. If you hold your shares in street name and did not receive a 16-digit unique control number with your proxy materials, please contact your bank, broker, or other holder of record as soon as possible to obtain a valid legal proxy and for instructions on how to obtain a control number to be admitted to and to vote at the Annual Meeting. Online access to the webcast will open 15 minutes prior to the designated start time. Shareholders may submit questions in writing through the virtual meeting platform. Those who do not have a control number may attend as guests, but will not be able to vote shares or submit questions during the webcast. While voting during the virtual meeting will be permitted, Aflac Incorporated encourages shareholders to vote in advance of the meeting.

Vote BEFORE the meeting:

Vote by one of the following methods by 11:59 p.m. Eastern Time on May 3, 2026, for shares held directly or held in the name of a broker, bank, or other nominee, and by 11:59 p.m. Eastern Time on April 29, 2026, for shares held in a Plan:

			
INTERNET	**TELEPHONE**	**MAIL**	**TABLET OR SMARTPHONE**
Visit www.proxyvote.com. You will need the 16-digit control number that appears on your proxy card or notice.	If your shares are held in the name of a broker, bank, or other nominee, follow the telephone voting instructions, if any, provided on your proxy card. If your shares are registered in your name, call 1-800-690-6903 and follow the telephone voting instructions. You will need the 16-digit control number that appears on your proxy card.	If you received a full package by mail, complete and sign the proxy card and return it in the enclosed postage pre-paid envelope.	Scan the QR code that appears on your proxy card or notice using your mobile device.

Vote DURING the meeting:

Go to www.virtualshareholdermeeting.com/AFL2026.

Shareholders may attend and vote during the virtual Annual Meeting by following the instructions on the website above.

> The meeting webcast will begin promptly at 10 a.m., Eastern Time, on Monday, May 4, 2026. We encourage you to access the meeting prior to the start time, as check-in will begin at 9:45 a.m. If you experience technical difficulties during the check-in process or during the meeting, please call the technical support number that will be posted on the virtual Annual Meeting log-in page for assistance.






Photographed in April 2025



My Special Aflac Duck® is a "smart" robotic companion designed to help comfort children who are undergoing treatment for cancer and sickle cell disease. Aflac aims to put a *My Special Aflac Duck* in the hands of every child, age 3 and above, diagnosed with cancer and sickle cell disease in the U.S., Japan and Northern Ireland – free of charge. Through 2025 Aflac has given *My Special Aflac Ducks* to **more than 42,000 children**.

In the U.S.: Since 1995, Aflac's contributions to the **Aflac Cancer and Blood Disorders Center of Children's Healthcare of Atlanta** have exceeded the **$195 million** mark, helping to make it one of the top pediatric cancer programs in the United States according to *U.S. News and World Report*, positively impacting children with cancer and rare blood disorders, including sickle cell.

In Japan: Since 2001, three **Aflac Parents House** locations (two in Tokyo and one in Osaka) have served as a home-away-from-home **for more than 160,000 pediatric patients and their family members** while receiving treatment for serious illnesses, like cancer.



